TRADUCCION PUBLICA
Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
Financial Statements
For the fiscal years
ended December 31, 2004 and 2003
presented in comparative format

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                                Table of Contents

                   Financial Statements and Auditors' Report
  For the fiscal year ended December 31, 2004, presented in comparative format
                   Report of the Supervisory Syndics Committee
                  For the fiscal year ended December 31, 2004.
                             System established by
     Technical Regulations (N.T.2001) of the National Securities Commission

Heading                                                                       3

Consolidated Statement of Financial Condition                                 4

Consolidated Memorandum Accounts                                              7

Consolidated Income Statement                                                 8

Consolidated Statement of Cash Flows                                         10

Notes to Consolidated Financial Statements                                   11

Statement of Financial Condition                                             61

Income Statement                                                             62

Statement of Changes in Shareholders' Equity                                 63

Statement of Cash Flows                                                      64

Notes to Financial Statements                                                65

Schedules                                                                    98

Information  required in addition to the Notes to Financial Statements by
Section 68 of the Buenos Aires Stock Exchange regulations                   105

Supplementary  and  Explanatory  Statement by the Board of Directors
required by Section 2 of the  Accounting Documentation Rules of the
Cordoba Stock Exchange Regulations                                          108

Informative Review                                                          111

Report of the Supervisory Syndics Committee

Auditors' Report

Name:                         Grupo Financiero Galicia S.A.
                              "Corporation which has not adhered to the Optional
                              System for the Mandatory Acquisition of Shares in
                              a Public Offering"
Legal domicile:               Tte. Gral. Juan D. Peron  No. 456 - Piso 2
                              Autonomous City of Buenos Aires
Principal line of business:   Financial and Investment activities

6th fiscal year
For the fiscal year ended December 31, 2004, In comparative format with the previous year

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

By-laws:                                     September 30, 1999

Date of more recent amendment to By-laws:    August 22, 2003

Registration number with the Corporation
Control Authority:                           11,891
Sequential Number - Corporation Control
Authority:                                   1,671,058

Date of expiry of the Company's by-laws:     June 30, 2100

Name of Controlling Company:                 EBA HOLDING S.A.

Principal line of business:                  Financial and Investment activities

Interest held by the Controlling Company
in the Shareholders' equity as of December
31, 2004                                     22.65%

Percentage of votes to which the
Controlling Company is entitled as of
December 31, 2004                            63.42%

   CAPITAL STATUS as of December 31, 2004 (Note 8 to the Financial Statements)
                             (In thousands of pesos)
                                     Shares
                                             Voting
                                             rights
                                              per
    Number                Type                share      Subscribed     Paid in

                Ordinary  class "A", face
 281,221,650    value of 0.001                  5          281,222       281,222
                Ordinary  class "B", face
  811,185,367   value of 0.001                  1          811,185       811,185
                Preferred  shares,   face
  149,000,000   value of 0.001                  -          149,000       149,000
1,241,407,017                                            1,241,407     1,241,407

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                  Consolidated Statement of Financial Condition
                  as of December 31, 2004 and December 31, 2003
                             (In thousands of pesos)

                                                                                       12.31.04              12.31.03
                                                                                ----------------------------------------------------
ASSETS
                                                                                ----------------------------------------------------
 A.   CASH AND CASH EQUIVALENTS                                                             988.669                826.150
                                                                                ----------------------------------------------------
      -Cash                                                                                 442.494                400.699
      -Banks and correspondents                                                             546.175                424.603
      -Others                                                                                     -                    848
                                                                                ----------------------------------------------------
 B. GOVERNMENT AND CORPORATE SECURITIES                                                   5.534.097              6.408.265
                                                                                ----------------------------------------------------
      -Holdings of investment account securities
                                                                                            601.264              1.609.982
      -Holdings of trading securities                                                        37.105                 18.710
      -Unlisted government securities                                                     4.371.716              4.469.529
      -Securities issued by the BCRA                                                        508.544                309.201
      - Investments in listed corporate securities                                           16.086                  2.950
      -Allowances                                                                             (618)                (2.107)
                                                                                ----------------------------------------------------
 C. LOANS                                                                                 8.438.177              7.506.485
                                                                                ----------------------------------------------------
      -To the non-financial public sector
                                                                                          4.558.873              4.323.279
      -To the financial sector                                                              150.530                194.692
      -To the non-financial private sector and residents abroad                           4.361.393              4.165.829
        -Overdrafts                                                                         199.668                218.902
        -Notes                                                                            1.099.243              1.280.062
        -Mortgage loans                                                                     623.944                719.593
        -Pledge loans                                                                        92.889                 54.644
        -Consumer loans                                                                      58.161                 55.175
        -Credit card loans                                                                1.105.386                818.837
        -Others                                                                             772.996                498.616
        -Accrued Interest and quotation differences receivable                              414.400                523.080
        -Documented interest                                                                (5.286)                (2.485)
        -Unallocated collections                                                                (8)                  (595)
      -Allowances                                                                         (632.619)            (1.177.315)
                                                                                ----------------------------------------------------
 D. OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                                  6.697.688             6.094.704
                                                                                ----------------------------------------------------

       -Argentine Central Bank                                                               78.463                 69.846
      -Amounts receivable for spot and forward sales to be settled                           56.209                      -
      -Securities receivable under spot and forward purchases to be settled                 313.462                    138
      -Unlisted negotiable obligations                                                       20.384                103.792
      -Others not included in the debtor classification regulations                       5.973.345              5.736.462
      -Others included in the debtor classification regulations                             188.807                205.693
      -Accrued interest receivable not included in the debtor classification
      regulations                                                                            92.302                 79.158
      - Accrued interest receivable included in the debtor classification
      regulations                                                                             2.427                  1.623
      -Allowances                                                                           (27.711)              (102.008)
                                                                                ====================================================

The accompanying Notes 1 to 22 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                  Consolidated Statement of Financial Condition
                  as of December 31, 2004 and December 31, 2003
                             (In thousands of pesos)

                                                                                       12.31.04              12.31.03
                                                                                ----------------------------------------------------
  E.   ASSETS UNDER FINANCIAL LEASES                                                        100.950                24.612
                                                                                ----------------------------------------------------
       -Assets under financial leases                                                       103.443                29.418
       -Allowances                                                                           (2.493)               (4.806)
                                                                                ----------------------------------------------------
  F.    EQUITY INVESTMENTS IN OTHER COMPANIES                                                82.819                87.067
                                                                                ----------------------------------------------------
       -In financial institutions                                                             3.029                 3.009
       -Others                                                                              108.714               141.916
       -Allowances                                                                         (28.924)              (57.858)
                                                                                ----------------------------------------------------
  G.    MISCELLANEOUS RECEIVABLES                                                           519.781               470.290
                                                                                ----------------------------------------------------
       -Debtors for sale of assets                                                              879                   185
       - Presumptive minimum income tax credit                                              138.010                89.262
       -Shareholders                                                                              -                 2.182
       -Others                                                                              353.507               365.843
       -Accrued interest on debtors for sale of assets                                           33                    40
       -Other accrued interest and adjustments receivable                                    64.263                67.055
       -Allowances                                                                         (36.911)              (54.277)
                                                                                ----------------------------------------------------
 H.    FIXED ASSETS                                                                         489.182               517.532
                                                                                ----------------------------------------------------
 I.    MISCELLANEOUS ASSETS                                                                 160.033               158.098
                                                                                ----------------------------------------------------
 J.    INTANGIBLE ASSETS                                                                    638.004               727.057
                                                                                ----------------------------------------------------
       -Goodwill                                                                            115.080               139.681
       -Organization and development expenses                                               522.924               587.376
                                                                                ----------------------------------------------------
 K.    UNALLOCATED ITEMS                                                                      1.154                 2.594
                                                                                ----------------------------------------------------
       TOTAL ASSETS                                                                      23.650.554            22.822.854
                                                                                ====================================================

The accompanying Notes 1 to 22 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                  Consolidated Statement of Financial Condition
                        as of December 31, 2004 and 2003
                             (In thousands of pesos)

                                                                                            12.31.04          12.31.03
                                                                                ----------------------------------------------------
  LIABILITIES
                                                                                ----------------------------------------------------
 L. DEPOSITS                                                                                    6.756.913            5.583.991
                                                                                ----------------------------------------------------
       -Non-financial public sector                                                               131.932               12.412
       -Financial sector                                                                           17.157               19.460
       -Non-financial private sector and residents abroad                                       6.607.824            5.552.119
         -Current accounts                                                                      1.192.474              902.438
         -Savings accounts                                                                      1.638.694            1.080.153
         -Time deposits                                                                         3.415.788            2.838.480
         -Investment accounts                                                                         383                  184
         -Others                                                                                  280.220              533.626
         -Accrued interest and quotation differences payable                                       80.265              197.238
                                                                                ----------------------------------------------------
 M.
       OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                                    14.056.567           15.099.421
                                                                                ----------------------------------------------------
       -Argentine Central Bank                                                                  8.059.550            8.132.902
        - Liquidity assistance loans                                                            5.321.697            5.579.978
         -Others                                                                                2.737.853            2.552.924
       -Banks and international entities                                                          772.393            2.735.480
       -Unsubordinated negotiable obligations                                                   3.348.652            2.392.909
       -Amounts payable for spot and forward purchases to be settled                              229.537                    -
       -Securities to be delivered under spot and forward sales to be settled                      56.155               99.604
       -Loans from domestic financial institutions                                                191.195              131.763
       -Others                                                                                    909.926            1.003.865
       -Accrued interest and quotation differences payable                                        489.159              602.898
                                                                                ----------------------------------------------------
 N.    MISCELLANEOUS LIABILITIES                                                                  300.612              235.466
                                                                                ----------------------------------------------------
       -Dividends payable                                                                               5                   46
       -Fees                                                                                        3.676                1.347
       -Others                                                                                    294.888              232.246
       -Adjustments and accrued interest payable                                                    2.043                1.827
                                                                                ----------------------------------------------------
 O.    PROVISIONS                                                                                 517.806              388.961
                                                                                ----------------------------------------------------
 P.    SUBORDINATED NEGOTIABLE OBLIGATIONS                                                        380.077                    -
                                                                                ----------------------------------------------------
 Q.    UNALLOCATED ITEMS                                                                            5.574                2.638
                                                                                ----------------------------------------------------
MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES                                           113.467               92.994
                                                                                ----------------------------------------------------
TOTAL LIABILITIES                                                                              22.131.016           21.403.471
                                                                                ====================================================
SHAREHOLDERS' EQUITY                                                                            1.519.538            1.419.383
                                                                                ----------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                     23.650.554           22.822.854
                                                                                ====================================================

The accompanying Notes 1 to 22 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                        Consolidated Memorandum Accounts
                  as of December 31, 2004 and December 31, 2003
                             (In thousands of pesos)

                                                                                         12.31.04             12.31.03
                                                                                ----------------------------------------------------
                                                                                ----------------------------------------------------
  DEBIT

                                                                                            24.834.267           23.799.818
                                                                                ====================================================
                                                                                ----------------------------------------------------
  CONTINGENT                                                                                16.956.681           16.598.309
                                                                                ----------------------------------------------------
  Loans obtained                                                                               107.302                    -
  Guarantees received                                                                       10.295.575           10.184.705
  Others not included in the debtor classification regulations                                  25.774                    -
  Contingencies re. contra items                                                             6.528.030            6.413.604
                                                                                ----------------------------------------------------
  CONTROL                                                                                    7.699.323            6.963.266
                                                                                ----------------------------------------------------
  Uncollectible loans                                                                          615.801              931.968
  Others                                                                                     6.911.058            5.868.749
  Control re. contra items                                                                     172.464              162.549
                                                                                ----------------------------------------------------
  DERIVATIVES                                                                                  173.069              165.411
                                                                                ----------------------------------------------------
  Derivatives re. contra items                                                                 173.069              165.411
                                                                                ----------------------------------------------------
  TRUST ACCOUNTS                                                                                 5.194               72.832
                                                                                ----------------------------------------------------
  Trust funds                                                                                    5.194               72.832
                                                                                ----------------------------------------------------
  CREDIT                                                                                    24.834.267           23.799.818
                                                                                ====================================================
                                                                                ----------------------------------------------------
  CONTINGENT                                                                                16.956.681           16.598.309
                                                                                ----------------------------------------------------
  Loans granted (unused balances)                                                              285.824              220.913
  Guarantees provided to the Argentine Central Bank                                          5.708.394            5.666.788
  Other guarantees provided included in the debtor classification regulations                  122.539              234.416
  Other guarantees provided not included in the debtor classification regulations              239.930              268.725
  Others included in the debtor classification regulations                                      57.107               33.279
  Others not included in the debtor classification regulations                                 140.010                   75
  Contingencies re. contra items                                                            10.402.877           10.174.113
                                                                                ----------------------------------------------------
  CONTROL                                                                                    7.699.323            6.963.266
                                                                                ----------------------------------------------------
  Valuables to be credited                                                                     172.296              162.396
  Others                                                                                           168                  153
  Control re. contra items                                                                   7.526.859            6.800.717
                                                                                ----------------------------------------------------
  DERIVATIVES                                                                                  173.069              165.411
                                                                                ----------------------------------------------------
  "Notional" value of put options written                                                      173.069              165.411
                                                                                ----------------------------------------------------
  TRUST ACCOUNTS                                                                                 5.194               72.832
                                                                                ----------------------------------------------------
  Trust liabilities re. contra items                                                             5.194               72.832
                                                                                ====================================================

The accompanying Notes 1 to 22 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
 "Corporation which has not adhered to the Optional System for the Mandatory
                       Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                         Consolidated Income Statement
                              For the fiscal year
             commenced January 1, 2004 and ended December 31, 2004
             presented in comparative format with the previous year
                             (In thousands of pesos)

                                                                                        12.31.04              12.31.03
                                                                                ----------------------------------------------------

 A. FINANCIAL INCOME                                                                       1.391.585              1.452.074
                                                                                ----------------------------------------------------
      Interest on cash and cash equivalents                                                       44                     68
      Interest on loans to the financial sector                                                5.189                101.107
      Interest on overdrafts                                                                  28.254                 38.801
      Interest on notes                                                                       97.544                192.816
      Interest on mortgage loans                                                              67.935                 94.832
      Interest on pledge loans                                                                 6.706                 11.714
      Interest on credit card loans                                                          163.054                127.522
      Interest on other loans                                                                 26.050                 28.888
      Net income from government and corporate securities                                          -                 46.221
      Interest income on other receivables resulting from financial brokerage                 90.017                 98.663
      Net income from secured loans - Decree 1387/01                                         186.038                178.708
      Consumer price index adjustment (CER)                                                  559.744                474.079
      Salary variation index adjustment (CVS)                                                 28.909                 34.998
      Others                                                                                 132.101                 23.657
                                                                                ----------------------------------------------------
 B. FINANCIAL EXPENSES                                                                     1.167.444              1.304.816
                                                                                ----------------------------------------------------
      Interest on current account deposits                                                     4.858                  3.039
      Interest on savings account deposits                                                     4.124                  3.045
      Interest on time deposits                                                               90.511                201.766
      Interest on loans from the financial sector                                              6.146                  6.756
      Interest expense for other liabilities resulting from financial brokerage              204.547                340.567
      Other interest                                                                         323.245                408.764
      Net loss on government and corporate securities                                          7.027                      -
      Consumer price index adjustment (CER)                                                  501.831                187.532
      Others                                                                                  25.155                153.347
                                                                                ----------------------------------------------------
      GROSS BROKERAGE MARGIN                                                                 224.141                147.258
                                                                                ====================================================
 C.   LOAN LOSS PROVISION                                                                    190.232                286.428
                                                                                ----------------------------------------------------
 D.   INCOME FROM SERVICES                                                                   529.052                431.757
                                                                                ----------------------------------------------------
      In relation to lending transactions                                                    157.084                136.075
      In relation to borrowing transactions                                                  140.375                116.165
      Other commissions                                                                        8.035                  9.347
      Others                                                                                 223.558                170.170
                                                                                ----------------------------------------------------
 E.   EXPENSES FOR SERVICES                                                                   92.759                 70.358
                                                                                ----------------------------------------------------
      Commissions                                                                             40.899                 35.237
      Others                                                                                  51.860                 35.121
                                                                                ----------------------------------------------------
      MONETARY RESULT OF FINANCIAL BROKERAGE                                                       -               (14.157)
                                                                                ====================================================

The accompanying Notes 1 to 22 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                          Consolidated Income Statement
                               For the fiscal year
              commenced January 1, 2004 and ended December 31, 2004
          presented in comparative format with the previous fiscal year
                             (In thousands of pesos)

                                                                                       12.31.04              12.31.03
                                                                                ----------------------------------------------------
                                                                                ----------------------------------------------------

G.   ADMINISTRATIVE EXPENSES                                                                623.940                563.364
                                                                                ----------------------------------------------------
      Personnel expenses                                                                     296.733                243.501
      Directors' and syndics' fees                                                             4.040                  1.917
      Other fees                                                                              19.808                 21.294
      Advertising and publicity                                                               37.796                 20.020
      Taxes                                                                                   40.872                 29.806
      Other operating expenses                                                               179.983                204.599
      Others                                                                                  44.708                 42.227
                                                                                ----------------------------------------------------
      MONETARY RESULT OF OPERATING EXPENSES                                                        -                     84
                                                                                ----------------------------------------------------
      NET RESULT OF  FINANCIAL BROKERAGE                                                   (153.738)              (355.208)
                                                                                ====================================================
      RESULT OF MINORITY INTEREST                                                           (14.302)                (9.232)
                                                                                ----------------------------------------------------
H.    MISCELLANEOUS INCOME                                                                   514.606                719.207
                                                                                ----------------------------------------------------
      Net income from long-term investments                                                    2.990                      -
      Penalty interest                                                                           895                  3.183
      Loans recovered and allowances reversed                                                366.645                563.838
      Consumer price index adjustment (CER)                                                    9.728                 54.381
      Others                                                                                 134.348                 97.805
                                                                                ----------------------------------------------------
I.    MISCELLANEOUS LOSSES                                                                   412.619                572.880
                                                                                ----------------------------------------------------
      Result of long-term investments                                                              -                 22.570
      Penalty interest and charges in favor of the BCRA                                           19                    125
      Loan loss provision for miscellaneous receivables and other provisions                 134.135                315.167
      Consumer price index adjustment (CER)                                                      336                  1.827
      Amortization of differences arising from court resolutions                             121.010                 77.880
      Others                                                                                 157.119                155.311
                                                                                ----------------------------------------------------
      MONETARY RESULT OF OTHER OPERATIONS                                                          -                (3.517)
                                                                                ----------------------------------------------------
      PRE-TAX NET LOSS                                                                      (66.053)              (221.630)
                                                                                ----------------------------------------------------
K.    INCOME TAX                                                                              43.818                    590
                                                                                ====================================================
      LOSS FOR THE YEAR                                                                    (109.871)              (222.220)
                                                                                ====================================================

The accompanying Notes 1 to 22 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                      Consolidated Statement of Cash Flows
                               For the fiscal year
              commenced January 1, 2004 and ended December 31, 2004
          presented in comparative format with the previous fiscal year
                             (In thousands of pesos)

                                                                                         12.31.04             12.31.03
                                                                                ----------------------------------------------------

  Changes in cash
  Cash and cash equivalents at the beginning of the year                                     826.150               576.838
  Increase in cash                                                                           162.519               249.312
                                                                                ----------------------------------------------------
  Cash and cash equivalents at the end of the year                                           988.669               826.150
                                                                                ====================================================
  Reasons for changes in cash
  Financial income collected                                                                 954.628             1.200.101
  Income from services collected                                                             529.374               432.199
  Less:
  Financial expenses paid                                                                  (499.539)             (621.435)
  Expenses for services paid                                                                (88.065)              (67.232)
  Administrative expenses paid                                                             (514.297)             (461.778)
                                                                                ----------------------------------------------------
  Cash provided by operations                                                                382.101               481.855
                                                                                ====================================================
  Other sources of cash
  Increase in deposits, net                                                                1.619.200             1.228.435
  Decrease in government and corporate securities, net                                       518.738                     -
  Decrease in other receivables resulting from financial brokerage, net                            -               145.140
  Other sources of cash                                                                      239.046               124.505
                                                                                ----------------------------------------------------
  Total sources of cash                                                                    2.376.984             1.498.080
                                                                                ----------------------------------------------------
  Other uses of cash
  Increase in government and corporate securities, net                                             -             (211.324)
  Increase in loans, net                                                                   (963.446)             (242.351)
  Increase in other receivables resulting from financial brokerage, net                    (253.534)                     -
  Increase in other assets, net                                                            (214.751)             (108.305)
  Decrease in other liabilities resulting from financial brokerage, net                    (772.517)             (941.179)
  Decrease in other liabilities, net                                                        (77.713)              (19.456)
  Other uses of cash                                                                       (106.403)             (198.921)
  Repayment of principal and interest on restructured debt                                 (208.202)                     -
                                                                                ----------------------------------------------------
  Total uses of cash                                                                     (2.596.566)           (1.721.536)
                                                                                ----------------------------------------------------
  Monetary result of cash and cash equivalents                                                     -               (9.087)
                                                                                ----------------------------------------------------
  Increase in cash                                                                           162.519                249.312
                                                                                ====================================================

 The accompanying Notes 1 to 22 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
                  Mandatory Acquisition of Shares in a
                                Public Offering"
                      Supplementary Accounting Information
                 Notes to the Consolidated Financial Statements
                              For the fiscal year
                            ended December 31, 2004
                        presented in comparative format
                             (In thousands of pesos)

NOTE 1:        ARGENTINE ECONOMIC CONTEXT

               The facts and circumstances described in Note 1 to the financial statements of Grupo Financiero Galicia S.A. are also applicable to these consolidated financial statements and, therefore, are subject to the same restrictions as those mentioned in that note.

NOTE 2:        FINANCIAL STATEMENT PRESENTATION

               The consolidated financial statements are disclosed in line with the provisions of Argentine Central Bank Communique "A" 3147 and supplementary rules regarding financial reporting requirements for the publication of quarterly and annual financial statements, observing the guidelines of Technical Pronouncements Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) and General Resolution No. 434/03 of the National Securites Commission (CNV). As required by the regulations mentioned above, the financial statements are presented in comparative format with the previous fiscal year. These financial statements include the balances corresponding to the operations carried out by Banco de Galicia y Buenos Aires S.A. and its subsidiaries located in Argentina and abroad and form part of the annual financial statements of that Bank as supplementary information, so they should be read in conjunction with them.

               These financial statements give recognition to the effects of the changes in the purchasing power of the currency until February 28, 2003, following the restatement method established by Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.). As established by BCRA Communique "A" 3921, Decree No. 664/2003 of the National Executive Branch and General Resolution No. 441/03 of the CNV, the Company has discontinued the application of that method and therefore, it did not recognized the effects of the variations in the purchasing power of the currency originated since March 1, 2003.

               Under professional accounting standards (Argentine GAAP), application of that method remained in effect until September 30, 2003. Resolution MD No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (C.P.C.E.C.A.B.A.) established the discontinuation of the recognition of the changes in the purchasing power of the currency since October 1, 2003.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 2:        (Continued)

               During the March-September 2003 period, a deflation rate of approximately 2% was recorded, which had no substantial impact on the financial statements.

NOTE 3:        ACCOUNTING POLICIES

               Below are the most important accounting policies used in preparing the consolidated financial statements:

               a.   Financial statement consolidation

                    The financial statements of Grupo Financiero Galicia S.A. have been consolidated on a line-by-line basis with the financial statements of Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A. (See Note 4 to the consolidated financial statements).

                    Banco de Galicia y Buenos Aires S.A. is the Company's main equity investment, a financial institution subject to the BCRA rules. For this reason the Company has adopted the valuation and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A.

                    Banco de Galicia y Buenos Aires S.A. and its subsidiaries' assets and liabilities represent 99.21% and 98.86% of Grupo Financiero Galicia S.A. total consolidated assets and liabilities.

                    Banco de Galicia y Buenos Aires S.A. financial statements include the figures corresponding to the operations of its branches in Argentina and abroad, as reported in their special financial statements, which have been adapted to the valuation and disclosure standards laid down by the Argentine Central Bank (Argentine Banking GAAP) and, except as mentioned in point c.1.d. of this Note, to professional accounting standards (Argentine GAAP).

                    The foreign branches' financial statements have originally been issued in foreign currency and converted into pesos as follows:

                    a. Assets and liabilities have been converted into pesos applying the reference exchange rate released by the BCRA.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:        (Continued)

                    b. The allotted capital was computed in the restated amounts actually disbursed.

                    c. Retained earnings were determined as the difference between assets and liabilities and the allotted capital.

                    d. The result for the year was determined as the difference between retained earnings at beginning of year, net of distributions of profits in cash, and the retained earnings at period end. Income statement account balances were converted into pesos applying the monthly average exchange rate of the variations recorded in each month of the current year.

                    e. The significant items arising from intercompany transactions among the consolidated entities have been eliminated from the Statement of Financial Condition and the Income Statement.

                    The financial statements of Banco de Galicia y Buenos Aires S.A. corresponding to Argentine operations have been adjusted for inflation as mentioned in Note 2, second paragraph, to the consolidated financial statements.

                    On April 30, 2003, an Ordinary and Extraordinary Meeting of Shareholders of Banco de Galicia y Buenos Aires S.A. was held, at which the absorption of the loss for the fiscal year ended December 31, 2002, restated to currency of February 2003, was approved according to the following detail:

                    with prior year retained earnings: $ 353,724

                    with unrealized valuation difference for the net foreign currency position: $ 1,463,937 with discretional reserves: $ 337,184

                    with equity adjustment fund - technical revaluation: $
                    95,827

               b.   Consistency of accounting policies

                    The accounting policies used in preparing Galicia Warrants S.A., Net Investment S.A. and Sudamericana Holding S.A. financial statements are similar to those followed by the Company (see Note 2.c.2. to the financial statements) and Banco de Galicia y Buenos Aires S.A..

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:        (Continued)

                    The principal valuation criteria applied by Banco de Galicia y Buenos Aires S.A. were as follows:

                    b.1. - Foreign currency assets and liabilities

                    These are stated at the reference US dollar rate of exchange set by the Argentine Central Bank, prevailing at the close of operations on the last business day of each month.

                    Assets and liabilities valued in foreign currencies other than the US dollar have been converted into the latter currency using the swap rates communicated by the Argentine Central Bank's trading desk.

                    b.2. - Gold bullion

                    Gold bullion is valued at the most recent U.S. dollar closing selling quotation for the troy ounce on the London Market, net of estimated direct selling expenses.

                    The Company follows the procedure described in item b.1. to translate the U.S. dollar figures into Argentine pesos.

                    b.3. - Government and corporate securities

                    b.3.a. - Government securities

                    I) Holdings in investment accounts:

                    These holdings include National Government Bonds accruing interest at Libor and falling due in 2012, received within the framework of Sections 28 and 29 of Decree 905/02 (see
                    Note 1 to financial statements under section "Compensation to financial institutions") recorded at their technical value.

                    While this valuation criterion is followed, no cash dividends may be distributed, except for the amount of profits in excess of the difference between the carrying value and the market value of these securities. If the position of these securities and the balances receivable not used as collateral for the subscription of the Hedge Bond which were included in "Other receivables resulting from financial brokerage" had been stated at market value, a decrease of approximately $617,764 would have been recorded in the shareholders' equity.

                    As of December 31, 2003, this caption also included the holdings of Argentine Republic External Bills Series 75 at Badlar rate and Argentine Republic External Bills Series 74 at Survey rate. Communique "A" 4084 dated January 30, 2004 established

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:        (Continued)

                    retroactive modifications in the valuation of these bonds (see Note 12 to consolidated financial statements - Prior year adjustments). For comparative purposes, those holdings have been disclosed under "Unlisted Government Securities", in these financial statements and valued as indicated in point III below).

                    II) Holdings of trading securities:

                    These are stated at the closing quotation for each security at period end, plus the value of matured amortization and interest coupons receivable, less estimated selling expenses, where applicable.

                    III) Unlisted:

                    As of December 31, 2004, Banco de Galicia y Buenos Aires S.A. carries the following holdings:

                    a) Secured Bonds in Pesos

                    These bonds have been valued in accordance with Communique "A" 3911 and supplementary rules, as mentioned in this Note, under section "National secured loans and provincial secured bonds".

                    The holding of these bonds is used as collateral for the assistance loan from the BCRA, as mentioned in Note 1 to financial statements, under section "treatment of extraordinary assistance loans granted by the BCRA to financial institutions" and for the subscription of the Hedge Bond, as indicated in Note 1 to financial statements, under section "compensation to financial institutions".

                    b) Unpaid and past due medium-term US dollar External Bills

                    In order to meet its fiscal obligations under adverse domestic and international capital market conditions, in May 2001 the Argentine Government agreed with the leading financial institutions and enterprises on the issuance of the "Patriotico" bond for a face value of US$ 1,000,000 thousand. This bond was subsequently issued for higher amounts to enable financing Treasury Bills which fell due between July and December 2001.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:        (Continued)

                    In order to contribute to improving Argentina's fiscal situation, Banco de Galicia y Buenos Aires S.A. subscribed instruments called "2001-2004 Argentine Republic External Bills in US dollars at Survey rate plus 4.95%" and "2001-2004 Argentine Republic External Bills in US dollars at Badlar rate plus 2.98%" for a face value of US$ 231,000 thousand. The original subscription amount was increased by US$ 50,000 thousand (face value) because of the acquisition of the ABN Amro Bank operations in October 2001.

                    The issuance of these securities was authorized by Decree 1588/93, as amended by Decree 967/2001 and Resolutions Nos. 63/2001 and 23/2001 of the Treasury and Finance Departments, respectively. These securities are entitled to a tax credit option, as they grant the right to allocate the amortization and/or past due interest services on them to the payment of national tax debts. This possibility has been suspended by Decree 493/2004.

                    Given the special characteristics of these securities, the Argentine Government excluded them from the local debt swap implemented under Decree 1387/01 in November 2001. Thus, Banco de Galicia y Buenos Aires S.A. was unable to exchange the above mentioned External Bills for Secured Loans.

                    Furthermore, under issue conditions, those securities were governed by foreign laws, so they were excluded from the "conversion to pesos" of the public debt, as established by Law 25561 and Decrees 214/02 and 471/02.

                    Until November 30, 2004 the External Bills had been recorded at the value established by BCRA Communique "A" 3756 because Banco de Galicia y Buenos Aires S.A. has offered them as collateral for the advance for the subscription of the hedge bond. The book value is 95.76% for each US dollar of face value, plus unpaid and past due interest coupons, until the definitive suspension of the regime that allowed those Bills to be used to meet fiscal obligations.

                    The adoption of this criterion is based on the fact that these securities are encompassed by Section 15, subsect. d) of Decree 905/02, though their eligibility to be used as collateral is subject to the prior approval of the MECON and the BCRA.

                    The External Bills have been recorded as eligible for the foreign debt swap the Argentine Government is carrying out.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:        (Continued)

                    Given that Banco de Galicia y Buenos Aires S.A. has decided to accept that swap offer, as from December 31, 2004, the External Bills have been stated at present value of cash flows from the Secured Bonds, and the interest accrued after December 31, 2001 has been index-adjusted, as specified by Communique "A" 4084, points 1 v) and 5, the parity proposed by the Argentine Government being 33.7%. The provisions of BCRA Communique "A" 4270 enable mitigating the effect on banks' equity.

                    In January 2005, Banco de Galicia y Buenos Aires S.A. decided to accept the offer to exchange its holding of medium-term External Bills, Series 74 and 75, for a face value of US$ 280,471 thousand, for "Discount Bonds in Pesos" and "GDP-linked marketable securities" issued under the conditions established by Annexes IV and V, respectively, to Decree 1735/04, within the framework of the Argentine debt restructuring.

                    As envisaged in that Decree, this offer enables Banco de Galicia y Buenos Aires S.A. to receive new instruments for an original principal amount equal to 33.7% of the "eligible debt", which is equal to the unamortized principal at December 31, 2001, plus past due and unpaid interest at that date.

                    BCRA Communique "A" 4270 implicate mitigating the effect the acceptance of the exchange offer may have on the financial institutions' equity and allows "Discount Bonds in Pesos" and "GDP-linked marketable securities" to be recorded at the lower of the accounting balance, pursuant to current regulations -points 1 v) and 5) of Communique "A" 4084 and supplementary rules-, and the total balance of the nominal cash flow to be generated until maturity, under the issue conditions of those bonds. This valuation will be reduced by the amounts receivable for the servicing of those bonds, no accrued interest therefore being calculated.

                    c) The Fiscal Credit Certificates have been stated at technical value, as they will be used to meet tax obligations.

                    d) As of December 31, 2004, the other holdings had been valued at cost plus interest accrued at year end, where applicable.

                    IV) Securities issued by the BCRA:

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:        (Continued)

                    These securities were valued at year-end market quotation for each security.

                    b.3.b. - Listed corporate securities

                    These securities are valued at year-end market quotation, net of estimated selling expenses, where applicable.

                    b.4. National secured loans and provincial secured bonds

                    Within the framework of Decree 1387/01, Banco de Galicia y Buenos Aires S.A. has participated in the exchange of Argentine public debt securities and loans under the Promissory Note/Bond program for new loans called Secured Loans.

                    The main differences between the instruments received and those exchanged consisted of an extension of the amortization term which was 3 years for securities originally maturing up to December 31, 2010 and a reduction of the interest rate, which was set at 70% of the contractual rate, with a maximum rate of 7% per annum for fixed-rate transactions and Libor plus 3% for floating rate loans. As established by Section 20 of the above mentioned decree, the conversion was made at the face value, at a rate of exchange of $ 1=US$ 1 and in the same currency as that of the converted obligation.

                    The BCRA established that the positive difference between the carrying value of the Secured Loans and the book value of the securities exchanged is to be recorded in an asset adjustment account and charged to income monthly, in proportion to the term of each of the secured loans received.

                    Had the position of government securities classified in investment accounts and presented for their exchange been valued under Argentine GAAP, the shareholders' equity of Banco de Galicia y Buenos Aires S.A. would have decreased by $ 446,688 (see point c.1.c.1 of this Note) at the exchange date (November 5, 2001).

                    Subsequently, Decree 644/02 dated April 18, 2002 established the conversion to pesos of the Secured Loans originally denominated in US dollars at the exchange rate of $ 1.40 per US dollar, pursuant to Section 1 of Decree No. 471/02, setting new interest rates to be accrued by those secured loans, as established by Section 3 of Decree 471/02. (See
                    Note 1 to the financial statements - under Section entitled Public Debt).

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:        (Continued)

                    Banco de Galicia y Buenos Aires S.A. has also participated in the restructuring of the provincial government debt. Decree No. 1579/02 established a voluntary provincial government debt exchange for bonds (BOGAR) or loans (Promissory Notes) issued by the Fiduciary Fund for Provincial Development (FFDP) and secured by taxation revenues the National Government shares with the provinces, for a term of 16 years, to be amortized in 156 monthly consecutive instalments from March 4, 2005 at a fixed 2% annual interest rate and adjusted by applying the CER. Such Decree also considered the financial assistance granted to the Argentine provinces through loans to the FFDP to be eligible for the exchange. This portfolio was not eligible under Decree No. 1387/01 which had established the first exchange of government debt for secured loans that took place in November 2001.

                    As envisaged in Section 3, subsection k) of that Decree, Banco de Galicia y Buenos Aires had opted to exchange the BOGAR to be received under the exchange for Promissory Notes. Considering that this option will not be exercised by Banco de Galicia y Buenos Aires S.A. in the near future, these instruments have been disclosed in these financial statements under "Unlisted government securities".

                    As established by BCRA rules, Secured Loans, government securities not subject to the minimum capital requirement to cover market risk, mainly government securities not listed on stock exchanges, promissory notes and secured bonds issued by the Fiduciary Fund for the Provincial Development and other financing to the public sector held in financial institutions' portfolios must be carried at the lower of "present value" or "technical value". The "present value" is defined as the "net present value" of a cash flow structure, determined under contractual conditions, and discounted at the rate of 3% set by the BCRA until December 2003, 3.25% for the January-June 2004, then increased monthly by 0.04 in the July- October 2004 period, by 0.05% in November 2004 and by 0.04% in December 2004, a rate of 3.50% having been applied to the latter month. The "technical value" is the index-adjusted amount of each instrument under contractual conditions.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:           (Continued)

                    As of December 31, 2004, if the difference between the value arising as described in the preceding paragraph (the lower of present value or technical value), and the theoretical value (balances as of December 31, 2004, which include principal amounts net of amortization, adjusted by applying the CER, where applicable, net of the adjustment account mentioned above) is positive, it is reflected in an asset adjustment account and, if negative, it is charged to results. Banco de Galicia y Buenos Aires S.A. has charged $ 87,334 to the December 31, 2004 results for this item. In the previous year, application of this criterion would have led to a charge of $ 132,286 to results, considering the prior year adjustment.

                    The assets used as collateral for advances granted by the BCRA for the subscription of the bonds envisaged in Sections 10, 11 and 12 of Decree 905/02, ratified by Section 71 of Law 25827, have been recorded at the value admitted for purposes of the creation of guarantees, as called for by Communique "A" 3911, and complementary rules. The figures for the previous period have been modified for comparative purposes according to this criterion (see Note 12 - Prior year adjustment).

                    b.5. - Accrual of adjustments, interest, exchange rate differences, premiums on future transactions and variable returns

                    For foreign currency transactions and local currency transactions with a principal adjustment clause, as well as those with prearranged rates for less than 92 days, the accrual has been recognized on a linear basis.

                    For local currency transactions at rates arranged for longer periods, the interest has been accrued on an exponential basis.

                    For the lending and borrowing transactions originally carried out in foreign currency and converted into pesos, the pertinent adjustment from the application of the CER or the CVS, as the case may be under legal or contractual conditions, was accrued, as indicated in Note 1 to the consolidated financial statements, under Sections "Loans and other financing", "Deposits with the financial system" and "Public Debt".

                    b.6. - Certificates of participation in financial trusts

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:           (Continued)

                    Certificates of participation in financial trusts are recorded at face value plus accrued interest. Non-interest bearing certificates are valued taking into account the participation in net assets and liabilities, as shown in the financial statements of the related trusts.

                    b.7. - Assets under Financial Leases

                    Assets under financial leases are stated at the acquisition cost less accumulated depreciation, plus CER where applicable.

                    b.8. - Equity investments in other companies

                    b.8.a. - Investments in financial institutions and supplementary and authorized activities

                    - Controlled companies

                    Argentine:

                    The equity investments in controlled companies are stated at their equity values.

                    The interest in Banelco S.A. has been valued according to the equity method of accounting, on the basis of financial statements as of June 30, 2004 because at the date of these financial statements that company did not have audited financial statements. Furthermore, important developments that had an impact on the financial condition and results of that company during the time elapsed were recognized.

                    Galicia Capital Markets S.A records a deficit in its equity, so a provision for $ 8,350 has been recorded as of December 31, 2004.

                    Irrevocable capital contributions that were made in Tarjeta Naranja S.A. and Tarjetas del Mar S.A. within the process for restructuring debts with Banco de Galicia y Buenos Aires S.A. have been disclosed at original values. In the case of Tarjetas del Mar S.A., a valuation allowance for $ 51,122 has been recorded as of December 31, 2004.

                    Foreign:

                    Banco de Galicia (Cayman) Limited (In Provisional Liquidation) has been valued according to the equity method of accounting, on the basis of financial information originally issued in foreign currency. In the case of Banco Galicia Uruguay S.A., a provision for other contingencies has been set up to cover the deficit reported in its

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:        (Continued)

                    equity, as disclosed in Note 1 to these financial statements under section "Situation of Banco de Galicia y Buenos Aires S.A. and its subsidiaries".

                    The financial statements of those entities were converted into pesos as mentioned in paragraph 5 of point a. of this Note.

                    - Minority interests

                    Argentine:

                    Minority interests have been valued at cost restated as mentioned in paragraphs 2, 3 and 4 of Note 2 to the financial statements, plus stock dividends.

                    Foreign:

                    Minority interests in foreign entities are stated at cost, plus stock dividends, recognized at their face value.

                    The procedure mentioned in point b.1. above was followed for conversion of foreign currency equity investments into local currency.

                    b.8.b. - In other companies

                    - Minority interests

                    Argentine:

                    Argentine equity investments are stated at their acquisition cost restated as mentioned in paragraphs 2, 3 and 4 of Note 2 to the financial statements, plus stock dividends.

                    A valuation allowance has been set up for the amount by which it is estimated that the equity investments in Argencontrol S.A., Alfer S.A., Galicia Inmobiliaria S.A., Coelsa S.A., Aguas Provinciales de Santa Fe S.A., Aguas Cordobesas S.A. and Net Investment S.A. are overstated in relation to their equity value.

                    Foreign:

                    Foreign equity investments are stated at the acquisition cost, plus stock dividends, recognized at their face value.

                    The procedure referred to in point b.1. above has been applied to translate foreign currency equity investments into local currency.

                    A valuation allowance has been set up for the investment in Tradecom International NV in the amount that this investment is estimated to exceed its recoverable value.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:        (Continued)

                    b.9. - Fixed assets and miscellaneous assets

                    Fixed assets and miscellaneous assets have been valued at cost restated (see Note 2 above), plus the appreciation in the value of the real estate properties which include the effect of a technical revaluation made in 1981, less accumulated depreciation.

                    The depreciation of these assets is determined on the basis of their estimated useful lives, expressed in months. A full month's depreciation is recognized in the month in which an asset is acquired, while no depreciation is recognized in the month in which it is sold or retired, over a maximum of 600 months for real estate properties, 120 months for furniture and fixtures and 60 months for the rest of assets.

                    The net book values of the assets, taken as a whole, are not in excess of their value to the business.

                    b.10. - Other miscellaneous assets

                    Miscellaneous assets are valued at their restated acquisition cost (see Note 2 above), less the corresponding accumulated depreciation.

                    The effects of the variations in the purchasing power of the currency as from January 1, 2002 on those miscellaneous assets earmarked for sale and acquired through foreclosure have not been given accounting recognition.

                    The depreciation charges for these assets are calculated following the same criterion as that mentioned in point b.9. above.

                    b.11. - Intangible assets

                    Intangible assets have been valued at their acquisition cost restated (see Note 2 above), less the corresponding accumulated amortization, calculated on the basis of their estimated useful lives expressed in months.

                    Amortization has been recognized on a straight-line basis in equal monthly installments, over a maximum of 120 months for "Goodwill" capitalized and over a maximum of 60 months for "Organization and Development Expenses".

                    Effective March 2003, Argentine Central Bank Communique "A" 3916 established that the difference resulting from compliance with court decisions made in lawsuits filed challenging the applicability of

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:        (Continued)

                    current regulations to deposits with the financial system, within the framework of the provisions of Law No. 25561, Decree 214/02 and supplementary rules, should also be recorded under this caption, the amortization of which should take place in a maximum of 60 equal, monthly and consecutive installments as from April 2003, as described in
                    Note 1 to the financial statements, under section "Legal actions requesting protection of constitutional rights".

                    b.12. - Allowance for loan losses and provision for contingent liabilities

                    The aforementioned allowance and provision have been set up to cover Banco de Galicia y Buenos Aires S.A.'s estimated loan uncollectibility risk, based on an evaluation of the debtors' degree of compliance with their payment obligations, their economic and financial condition and the guarantees supporting the related transactions, in line with the provisions of Argentine Central Bank Communique "A" 2216 and supplementary ones.

                    b.13. - Shareholders' equity

                    The Shareholders' Equity accounts have been restated following the procedure mentioned in Note 2 to these consolidated financial statements, except for the "Capital Stock" and "Non-Capitalized Contributions" accounts, which have been stated at their original values. The adjustment derived from the restatement of those accounts was allocated to the "Adjustment to shareholders' equity- Capital adjustment" account.

                    Furthermore, a prior year adjustment has been recorded as of December 31, 2004 (see Note 12).

                    Income and expenses have been restated regardless of whether they have been collected or paid. Monetary results of exposure to inflation were determined as follows:

                    a. "Monetary result of financial brokerage" includes the result of exposure to inflation generated by assets and liabilities related to the usual period of brokerage activity between the supply and demand of financial resources.

                    b. "Monetary result of operating expenses" includes the result of exposure to inflation generated by monetary assets and liabilities in pesos, related to administrative expenses.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:        (Continued)

                    c. "Monetary result of other operations" includes the result of exposure to inflation generated by assets and liabilities not related to the financial brokerage activity.

                    b.14. - Income tax

                    As of December 31, 2004, Banco de Galicia y Buenos Aires S.A. recorded no income tax charge because it reported a tax loss at that date.

                    The income tax charge reported by Banco de Galicia y Buenos Aires S.A. has been determined in accordance with BCRA rules, which do not contemplate the application of the deferred tax method.

                    b. 15 - Presumptive minimum income tax

                    Pursuant to Section 13 of Law 25063, as amended by Law 25360, the payments on account of the tax on presumptive minimum income, not offset against income tax for each year, may be computed as a payment on account of the latter tax in any of the following 10 fiscal years.

                    Recognition of this payment on account and its recoverability arises on the ability to generate sufficient taxable income in future years for offsetting purposes, based on projections prepared in conformity with the provisions of BCRA Communique "A" 4111 and supplementary rules.

                    Below is a detail of the tax credits and their probable offsetting date:

Tax credit             Date of generation           Probable offsetting date

  11,702                          2001                                  2010
  38,765                          2002                                  2010
  40,146                          2003                                2010/2011
  25,299                          2004                                  2011

                    In addition to the statement made in the preceding paragraphs, as of December 31, 2004, Tarjetas Regionales S.A. records in its assets the tax on presumptive minimum income for $ 20,020, while as of December 31, 2003 it amounted to $ 12,561.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:        (Continued)

                    b.16. - Severance payments

                    Banco de Galicia y Buenos Aires S.A. directly expenses the severance payments.

                    The amounts that Banco de Galicia y Buenos Aires S.A. may possibly have to pay in respect of labor lawsuits are covered by a provision, which is recorded under "Liabilities
                    - Provisions for severance payments".

                    As of December 31, 2004 the maximum risk faced by Banco de Galicia y Buenos Aires S.A. in respect of severance payments amounted to approximately $ 176,593. As of December 31, 2003, the total amount in this respect was $ 124,052.

                    c. Differences between Argentine Central Bank rules and professional accounting standards applicable in the Autonomous City of Buenos Aires

                    Through C.D. Resolutions Nos. 238/01, 243/01, 261/01, 262/01
                    and 187/02, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA) approved Technical Pronouncements Nos. 16, 17, 18, 19 and 20 with certain modifications, adding changes to the valuation and disclosure accounting standards, the application of which is mandatory for fiscal years commencing as from July 1, 2002 and the interim periods comprised in those fiscal years. Furthermore, MD Resolution No. 5/2003 approved Technical Pronouncement No. 21, coming into force for fiscal years commencing as from April 2003.

                    National Securities Commission (CNV) General Resolutions Nos. 434/03 and 459 adopted, with certain modifications, Technical Pronouncements Nos. 16 to 21 on the basis of the resolutions issued by the CPCECABA

                    At the date these financial statements were prepared, the Central Bank had not yet adopted these rules. For this reason, Banco de Galicia y Buenos Aires S.A. has prepared its financial statements without considering the new valuation and disclosure criteria added to professional accounting standards in force in the Autonomous City of Buenos Aires.

                    Below is a description of the main differences between Argentine Central Bank rules and professional accounting standards applicable in the Autonomous City of Buenos Aires:

                    c.1. Valuation criteria

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:        (Continued)

                    c.1.a. Restatement to constant currency

                    The financial statements of Banco de Galicia y Buenos Aires S.A. have given recognition to the effects of the variations in the purchasing power of the currency until February 28, 2003, following the restatement method established by Technical Pronouncement No. 6 (as amended by Technical Pronouncement No. 19) of the FACPCE. As provided for by National Executive Branch Decree 664/2003, Argentine Central Bank Communique "A" 3921 and CNV Resolution No. 441/03, Banco de Galicia y Buenos Aires S.A. discontinued the application of that method and, therefore, did not recognize the effects of the variations in the purchasing power of the currency as from March 1, 2003.

                    As established by MD Resolution No. 41/2003 of the CPCECABA, under Argentine GAAP the application of this method has been discontinued since October 1, 2003.

                    Nevertheless, taking into account that the variation in the IPIM was a deflation rate of approximately 2% during the March-September 2003 period, the effects derived from failure to recognize those variations in the financial statements of Banco de Galicia y Buenos Aires S.A. have not been significant.

                    c.1.b. Accounting for income tax according to the deferred tax method

                    Banco de Galicia y Buenos Aires S.A. determines income tax at the statutory rate applicable to the estimated taxable income, without considering the effect of any timing differences between the accounting and taxable results.

                    Under Argentine GAAP applicable in the Autonomous City of Buenos Aires, income tax must be recognized according to the deferred tax method and, therefore, deferred tax assets or liabilities calculated on those timing differences must be recognized. In addition, unused tax loss carry-forwards or fiscal credits subject to deduction from taxable income in future fiscal years should be recognized as deferred assets, provided that taxable income is likely to be generated. Application of this criterion would lead to an increase of approximately $300,000 in assets.

                    c.1.c. Valuation of assets with the non-financial public and private sectors

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:             (Continued)

                    c.1.c.1. National secured loans and provincial secured bonds.

                    As established by Decree No. 1387/01 dated November 6, 2001, during the fiscal year ended December 31, 2001 Banco de Galicia y Buenos Aires S.A. and the companies controlled by Sudamericana Holding S.A. exchanged with the National State National Government Securities (classified and valued by Banco de Galicia y Buenos Aires S.A. as "Investment accounts", according to the criteria established by the Argentine Central Bank) for national secured loans, which at December 31, 2004 and 2003 have been recorded under "Loans to the Public Sector". In addition, as established by Decree 1579/02, Banco de Galicia y Buenos Aires S.A. and the FFDP exchanged loans to provincial governments for Provincial Secured Loans (BOGAR), which at December 31, 2004 and 2003 have been disclosed under "Unlisted government securities". That Bank opted to exchange those bonds for promissory notes.

                    At those dates, Banco de Galicia y Buenos Aires S.A. valued the two types of assets at the lower of present or technical value, as established by Argentine Central Bank Communique "A" 3911, except for those used as collateral for advances granted by the BCRA for the subscription of the bonds foreseen in Sections 10, 11 and 12 of Decree 905/02.

                    Under the provisions of CD Resolution No. 290/01 of the CPCECABA, the restructured assets should have been valued as follows:

                    - National secured loans: on the basis of the respective quotation values of the securities exchanged as of November 6, 2001, which are considered to be the transaction cost as from that date, where applicable, plus interest accrued at the internal rate of return until the end of each period.

                    - Provincial secured bonds: at market value. No significant volumes of these securities have been traded on the market. The known market values may not be representative of the realizable value of those assets.

                    These assets, in addition to the bonds described in the preceding section, are used as collateral for rediscounts and advances obtained from the BCRA and/or have been received as collateral for foreign debts restructured by Banco de Galicia y Buenos Aires S.A. and its subsidiary in Uruguay, as detailed in Note 1 under section "Situation of Banco de Galicia y Buenos Aires S.A. and its subsidiaries", and the

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:             (Continued)

                    resulting cash flow is expected to be used to settle those debts. In view of this, any variations in their current values should not impact on Banco de Galicia y Buenos Aires S.A. and subsidiaries' balance sheet.

                    c.1.c.2. Accounting disclosure of effects generated by court decisions on deposits

                    As of December 31, 2004 Banco de Galicia y Buenos Aires S.A. carries an asset for $ 451,428 ($650,318 of original value net of $ 198,890 corresponding to accumulated amortization) under Intangible assets - Organization and development expenses, for the differences resulting from compliance with court decisions on reimbursement of deposits within the framework of Law No. 25561, Decree 214/02 and complementary rules, as established by BCRA Communique "A" 3916, to be amortized over 60 months. Under Argentine GAAP, such asset may be recorded as a receivable, but valued on the basis of the best estimate of the recoverable amounts and recovery terms.

                    c.1.c.3. Compensation per Sections 28 and 29 of National Executive Branch Decree 905/02 - Compensation for application of the CER/CVS

                    As of December 31, 2004 and 2003, Banco de Galicia y Buenos Aires S.A. carries the government securities received and to be received in the "Government Securities - holdings in investment accounts and Other Receivables resulting from financial brokerage - Other not included in the debtor classification regulations" captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02.

                    Under Argentine GAAP applicable in the Autonomous City of Buenos Aires, the above-mentioned assets must be valued at their current value, as indicated in point b.3.a above, except where their treatment as investments to be held to maturity applies.

                    At the date these financial statements were prepared, the parity value of BODEN 2012 is approximately 84% of their technical value.

                    Banco de Galicia y Buenos Aires S.A. has written off the compensation amount for asymmetric indexation through a prior year adjustment, according to the criterion established by BCRA Communique "A" 4202. Under professional accounting standards, that compensation amount should be written off against the results for the year.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:             (Continued)

                    c.1.c.4. Allowances for the non-financial public sector

                    Current regulations on the setting up of allowances issued by the Argentine Central Bank provide that receivables from the Public Sector are not subject to allowances for doubtful accounts. Under Argentine GAAP, those allowances must be estimated on the basis of the uncollectibility risk attaching to those assets.

                    c.1.d. - Conversion of financial statements

                    The conversion to pesos of the financial statements of the foreign branches and subsidiaries for purposes of consolidation with Banco de Galicia y Buenos Aires S.A. financial statements, prepared according with dispositions established by the BCRA, differs from applicable professional accounting standards (Technical Pronouncement No. 18). These professional accounting standards require that:

                    (a) the measurements in the financial statements to be converted to pesos that are stated in period-end foreign currency (current values, recoverable values) be converted at the balance sheet date exchange rate; and that

                    (b) the measurements in the financial statements to be converted to pesos that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) be converted at the pertinent historical exchange rates, restated in year-end currency, when it is so required due to the application of Technical Pronouncement No. 17. Exchange differences arising from conversion of the financial statements will be treated as financial income or costs, as the case may be.

                    The application of this criterion, instead of that mentioned in point a. of this Note does not have a significant impact on the disclosure of Banco de Galicia y Buenos Aires S.A. financial statements.

                    c.2. Statement of cash flows

                    The criterion for compiling the statement of cash flows of Grupo Financiero Galicia S.A. established by the Argentine Central Bank in its Circular CONAU 1 differs from that of Technical Pronouncement No. 19.

                    Banco de Galicia y Buenos Aires S.A. and Grupo Financiero Galicia S.A. have not quantified the effect derived from the application of the new Technical Pronouncements on its financial statements as of December 31, 2004, except in the cases expressly specified.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 4:        BASIC INFORMATION CONCERNING THE CONSOLIDATED CONTROLLED ENTITIES

               The basic information concerning the controlled entities is disclosed in Note 10 and Schedule C to the financial statements of Grupo Financiero Galicia S.A.

               Grupo Financiero Galicia S.A. directly holds 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A. and its controlled entity Banco de Galicia y Buenos Aires S.A., the remaining 12.50% of the capital stock and voting rights of those companies.

               The financial statements of Net Investment S.A. have in turn been consolidated on a line-by-line basis with the statements of financial condition, statements of income and statements of cash flows of B2Agro S.A. As of December 31, 2004, Net Investment S.A. held the following percentages of equity investments:

               ISSUING COMPANY                    % OF CAPITAL        % OF VOTES

               B2Agro S.A.                               99.99             99.99

               The financial statements of Sudamericana Holding S.A. have been adapted to cover a twelve-month period as of December 31, 2004, for consolidation purposes. These financial statements have in turn been consolidated on a line by line basis with the statements of financial condition, income statements and statements of cash flows of Instituto de Salta Compania de Seguros de Vida S.A., Galicia Retiro Cia. de Seguros S.A., Galicia Vida Cia. de Seguros S.A., Medigap Salud S.A. (formerly Hartford Salud S.A.), Sudamericana Asesores de Seguros S.A. and Galicia Patrimoniales Compania de Seguros S.A.. As of September 30, 2004, Sudamericana Holding S.A. held the following equity percentages:

               ISSUING COMPANY                    % OF CAPITAL        % OF VOTES

               Aseguradora de Personas Galicia
               S.A. (formerly Hartford Seguros
               de Vida S.A.) (*)                             -                 -

               Instituto de Salta Compania de
               Seguros de Vida S.A. (***)                99.99             99.99

               Galicia Retiro Cia. De Seguros S.A.       99.99             99.99

               Galicia Vida Cia. de Seguros S.A.         99.99             99.99

               Medigap Salud S.A. (formerly Hartford
               Salud S.A.)                               99.99             99.99

               Sudamericana Asesores de Seguros S.A.     99.97             99.97

               Galicia Patrimoniales Cia. de
               Seguros S.A. (**)                         99.99             99.99

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 4:        (Continued)

               (*) On June 26, 2003, through Resolution 29319 the National Insurance Superintendency (SSN) approved the merger by absorption and revoked Aseguradora de Personas Galicia S.A.'s authorization to operate as an insurer, Galicia Vida Cia. de Seguros S.A. being the merging company.

               (**) On November 4, 2003, through Resolution 29556 the SSN authorized Galicia Patrimoniales Compania de Seguros S.A. to operate on the market.

               (***) On December 15, 2004, Sudamericana Holding S.A., Swiss Medical S.A. and SMG INVESTMENT S.A. entered into a share purchase agreement involving 100% of the shares in Instituto de Salta Compania de Seguros de Vida S.A.

               The consolidated financial statements of Banco de Galicia y Buenos Aires S.A. as of December 31, 2004 and related comparative financial statements include the assets, liabilities and results of the controlled entities detailed below:

                             as of December 31, 2004

                                                                 PERCENTAGE OF
ISSUING COMPANY                               SHARES            INTEREST HELD IN

                                                                 TOTAL  POSSIBLE
                                       TYPE           NUMBER    CAPITAL   VOTES

BANCO GALICIA URUGUAY S.A.           Ordinary        13,375(*)  100.00   100.00
TARJETAS REGIONALES S.A.               Ord.     103,834,148     100.00   100.00
                                    Book-entry
GALICIA CAPITAL MARKETS S.A.           Ord.          99,990      99.99    99.99
                                    Book-entry
GALICIA FACTORING Y LEASING S.A.       Ord.       1,889,700      99.98    99.98
                                    Book-entry
AGRO GALICIA S.A.                      Ord.         250,000     100.00   100.00
                                    Book-entry
GALICIA VALORES S.A. SOC. DE BOLSA     Ord.         999,996      99.99    99.99
                                    Book-entry

* Stated at a face value of 1,000 Uruguayan pesos.

                             As of December 31, 2003

                                                                 PERCENTAGE OF
ISSUING COMPANY                               SHARES            INTEREST HELD IN

                                                                 TOTAL  POSSIBLE
                                       TYPE           NUMBER    CAPITAL   VOTES

BANCO GALICIA URUGUAY S.A.           Ordinary        13,375(*)  100.00   100.00
TARJETAS REGIONALES S.A.               Ord.     103,834,148     100.00   100.00
                                    Book-entry
GALICIA CAPITAL MARKETS S.A.           Ord.          99,990      99.99    99.99
                                    Book-entry
GALICIA FACTORING Y LEASING S.A.       Ord.       1,889,700      99.98    99.98
                                    Book-entry
AGRO GALICIA S.A.                      Ord.         250,000     100.00   100.00
                                    Book-entry
GALICIA VALORES S.A. SOC. DE BOLSA     Ord.         999,996      99.99    99.99
                                    Book-entry

* Stated at a face value of 1,000 Uruguayan pesos.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 4:             (Continued)

                                   As of December 31, 2004

                                                                  SHAREHOLDERS'
ISSUING COMPANY                       ASSETS      LIABILITIES        EQUITY         RESULTS

BANCO GALICIA URUGUAY S.A.            983.076      1.546.266        (563.190)        164.871
TARJETAS REGIONALES S.A.              840.045        743.831           96.214         70.803
GALICIA CAPITAL MARKETS S.A.(*)         7.745         16.095          (8.350)        (2.155)
GALICIA FACTORING Y LEASING S.A.        3.383             20            3.363            280
AGRO GALICIA S.A.                         103              8               95           (63)
GALICIA VALORES S.A. SOC. DE BOLSA     22.515          9.455           13.060          1.915

(*) See Note 3b.8.a to the consolidated financial statements.

                                   As of December 31, 2003

                                                                  SHAREHOLDERS'
ISSUING COMPANY                       ASSETS      LIABILITIES        EQUITY         RESULTS

BANCO GALICIA URUGUAY S.A.          1.615.093      2.333.165        (718.072)         69.016
TARJETAS REGIONALES S.A.              759.215        733.804           25.411         44.658
GALICIA CAPITAL MARKETS S.A.           17.799         23.993          (6.194)       (22.134)
GALICIA FACTORING Y LEASING S.A.        3.105             23            3.082        (1.423)
AGRO GALICIA S.A.                         164              6              158           (64)
GALICIA VALORES S.A. SOC. DE BOLSA     26.310         15.166           11.144          (400)

               The Financial Statements of the controlled entities have been conformed to the valuation and disclosure standards laid down by the Argentine Central Bank and cover the same period as that of the financial statements of Banco de Galicia y Buenos Aires S.A..

               The financial statements of Banco Galicia Uruguay S.A. have been consolidated on a line-by-line basis with those of Banco de Galicia (Cayman) Limited (In Provisional Liquidation), in which Banco Galicia Uruguay S.A. holds 65.3405% of its capital stock and Banco de Galicia y Buenos Aires S.A., the remaining 34.6595%.

               The latter statements have been consolidated with those of Galicia Pension Fund Limited, in which Banco de Galicia (Cayman) Limited (In Provisional Liquidation) holds a 100% participation.

               Furthermore, Galicia Pension Fund Limited consolidates its financial statements with those of Galicia Administradora de Fondos S.A. Sociedad Gerente, in which it holds 99.985% of its capital stock.

               Banco de Galicia y Buenos Aires S.A. holds 68.218548% of the capital stock and votes of Tarjetas Regionales S.A., while Banco de Galicia (Cayman) Limited (In Provisional Liquidation), holds the remaining 31.781452%

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 4:        (Continued)

               Furthermore, the December 31, 2004 financial statements of Tarjetas Regionales S.A., which were used for consolidation purposes, have in turn been consolidated on a line-by-line basis with those of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A. and Tarjetas del Mar S.A., in which Tarjetas Regionales S.A. holds a controlling interest.

               a) The percentages directly held in those companies' capital stock are as follows:

               Company                         12.31.04            12.31.03

               Tarjetas Cuyanas S.A.              60%                 60%
               Tarjetas del Mar S.A.            99.999%              100%
               Tarjeta Naranja S.A.               80%                 80%
               Tarjeta Comfiar S.A.                -                  60%

               b) The percentages indirectly held in those companies' capital stock through the controlled entity Tarjeta Naranja S.A. are as follows:

               Company                         12.31.04            12.31.03

               Tarjeta Comfiar S.A.                -                  32%

               Tarjeta Naranja S.A. financial statements have in turn been consolidated with the financial statements of Cobranzas Regionales S.A., in which it holds 87.7% of voting stock. Furthermore, Tarjetas Cuyanas S.A. holds 12.3% of Cobranzas Regionales S.A.'s capital stock and voting rights.

               The financial statements of Galicia Capital Markets S.A., used for purposes of consolidation, have been consolidated on a line-by-line basis with the financial statements of Galicia Advent Corporation Limited, in which that company holds a 73.33% equity investment.

               Banco de Galicia y Buenos Aires S.A. holds 99% of the capital stock of Agro Galicia S.A. and Galicia Capital Markets, the remaining 1%.

NOTE 5:        MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES

               The portion of the net worth of the controlled investees owned by third parties has been disclosed in the Statement of Financial Condition, under the "Minority interest in consolidated entities or companies" caption. The

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 5:        (Continued)

               result of minority interests is disclosed in the Income Statement under "Result of Minority Interest".

               As of December 31, 2004 and 2003, the percentages of minority interest are as follows:

                          Company                          12.31.04     12.31.03
     Banco de Galicia y Bs. As. S.A.                       6.40835%     6.41446%
     Net Investment S.A.                                   0.80104%     0.80181%
     Sudamericana Holding S.A.                             0.80099%     0.80175%
     Galicia Warrants S.A.                                 0.80104%     0.80181%
     B2Agro S.A.                                           0.80931%     0.81007%
     Net Investment B.V.                                   0.80104%     0.80181%
     Medigap Salud S.A. (formerly Hartford Salud S.A.)     0.80925%     0.81002%
     Instituto de Salta Seguros de Vida S.A.               0.80135%     0.80211%
     Galicia Retiro Cia. de Seguros S.A.                   0.80112%     0.80188%
     Galicia Vida Cia. de Seguros S.A.                     0.81086%     0.80199%
     Sudamericana Asesora de Seguros S.A.                  0.83405%     0.83482%
     Galicia Patrimoniales Cia. de Seguros S.A.            0.80925%     0.81002%

               The percentages of Banco de Galicia y Buenos Aires S.A.'s minority interests are as follows:

                                Company               12.31.04          12.31.03
                                                         %                 %
     Galicia Valores S.A. Sociedad de Bolsa             0.01              0.01
     Galicia Capital Markets S.A.                       0.01              0.01
     Galicia Factoring y Leasing S.A.                   0.02              0.02
     Galicia Administradora de Fondos S.A. Soc.
     Gerente de Fondos Comunes de Inversion             0.015             0.015
     Tarjeta Comfiar S.A.                                 -               8.00
     Tarjetas Cuyanas S.A.                             40.00             40.00
     Tarjeta Naranja S.A.                              20.00             20.00
     Tarjetas del Mar S.A.                             0.001                -
     Galicia Advent Corporation Limited                26.67             42.11
     Cobranzas Regionales S.A.                         22.46             19.904

NOTE 6:        RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES

               As of December 31, 2004, Banco de Galicia y Buenos Aires S.A.'s ability to dispose of the following assets pertaining to local branches was restricted as follows:

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 6:        (Continued)

               a. Funds and Government Securities

               The amount of $ 41,155 has been deposited in escrow as a guarantee towards third parties and $ 67,571 for collateral security margins under repo transactions.

               b. Special Accounts as Collateral for Transactions

               Special accounts have been opened with the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions which, as of December 31, 2004 amounted to $ 75,800.

               c. Deposits in favor of the Argentine Central Bank

               These have been set up in line with Argentine Central Bank rules:

               - Communique "A" 1190 $ 533

               - Communique "A" 2923 $ 1,485

               d. Fund for assistance to financial institutions

               As of December 31, 2004 Banco de Galicia y Buenos Aires S.A. had deposited secured loans for $ 183,515 in guarantee of the Fund for assistance to Financial and Insurance Institutions.

               e. Guarantees provided to the Argentine Central Bank

               As of December 31, 2004, Banco de Galicia y Buenos Aires S.A. has transferred loans to the public sector in favor of the Argentine Central Bank, as collateral for liquidity assistance loan advances of $ 5,706,909.

               f. Equity investments in Other Companies

               Banco de Galicia y Buenos Aires S.A. has granted a senior pledge on all its shares in Correo Argentino S.A., in favor of the International Finance Corporation, Inter American Development Bank and a syndicate of domestic institutions, as collateral for financing granted to that company. This transaction was authorized by the Argentine Central Bank through resolution No. 408 dated September 9, 1999.

               Under the sponsorship contract, Banco de Galicia y Buenos Aires S.A. is liable for 14.53% of the financial debt held by Correo Argentino S.A. with its financial creditors, in the event of early termination of the concession for any reason or title, including bankruptcy. On November 19, 2003, the National State rescinded the concession contract awarded to Correo Argentino S.A. On October 27, 2004, the Appellate Court sustained the

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 6:        (Continued)

               claim filed by the insolvent company, leaving without effect the declaration of bankruptcy and converting the proceeding into a Cram Down process, pursuant to Section 48 of the Insolvency and Bankruptcy Law.

               At the date of these financial statements, no claims had been received from financial creditors.

               Banco de Galicia y Buenos Aires S.A. has recognized a reserve for the amount it estimates it will be required to pay for this contingency.

               On March 25, 2004, the guarantee for $ 7,265 provided in favor of the Nacional State as security for compliance with the concession of Correo Argentino S.A. was executed. The related claim has been proved as a possible claim in the reorganization proceedings involving Correo Argentino S.A. Banco de Galicia y Buenos Aires S.A. has payed the guarantee under the conditions established by the National Communications Commission. Notice of this payment was given in the Correo Argentino S.A. reorganization proceedings.

               Both the investment and the receivables have been written off from assets.

               "Equity investments in other companies" includes shares whose transferability is subject to the prior approval of the National or Provincial authorities, where applicable, under the terms of the concession contracts signed:

               - Aguas Argentinas S.A.: 3,236,879 book-entry class F shares and 522,887 book-entry class E shares.

               - Aguas Provinciales de Santa Fe S.A.: 3,600,000 book-entry class F shares and 62,500 book-entry class D shares

               - Inversora Diamante S.A.: 1,606,117 ordinary book-entry non-transferable shares.

               - Inversora Nihuiles S.A.: 1,184,093 ordinary book-entry non-transferable shares.

               - Electrigal S.A.: 1,222,406.50 ordinary registered non-endorsable non-transferable shares.

               - Aguas Cordobesas S.A.: 900,000 ordinary class E shares.

               - Correo Argentino S.A.: 12,462,021 ordinary non-transferable class B shares.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 6:        (Continued)

               As a shareholder of the concessionaires of the water supply services, Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A. and Aguas Cordobesas S.A., Banco de Galicia y Buenos Aires S.A. and the other shareholders have committed to provide financial support to those companies if they were unable to fulfill the commitments they have undertaken with international financial bodies.

               The Inter American Development Bank (IDB) requested that the shareholders of Aguas Argentinas S.A. grant loans to this company for it to be able to meet its commitments. On February 18, 2003 and July 14, 2004, financial assistance was granted to Aguas Argentinas S.A. in the amount of US$ 598 thousand and US$ 6,300 thousand, respectively.

               In view of a deficit in funds of Aguas Provinciales de Santa Fe S.A. notified by the International Finance Corporation (IFC), on November 5, 2003 a loan for an amount equivalent to US$ 329 thousand was granted to that company by Banco de Galicia y Buenos Aires S.A.

               Since November 2004, Banco de Galicia y Buenos Aires S.A. has been negotiating a contribution of funds in Aguas Provinciales de Santa Fe S.A. with the IDB and the IFC, within the framework of the commitments undertaken as a shareholder.

               Furthermore, in the event of early termination of the concession contracts, under the terms thereof, Banco de Galicia y Buenos Aires S.A. and the other shareholders have guaranteed the IDB, Banco Europeo de Inversiones (BEI) and the IFC the pro rata collection of the financial assistance loans due from Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A. and Aguas Cordobesas S.A., as the case may be.

               These guarantees have been recognized under Memorandum accounts - Other Credit Contingencies.

               On the basis of information known at December 31, 2004, Banco de Galicia y Buenos Aires S.A. has recognized a reserve for the amount it estimates it will have to pay for these contingencies.

               At the date these financial statements were prepared, Aguas Argentinas S.A. was still carrying out negotiations in relation to its activities with the Argentine Government. It is not possible to estimate the future development of those negotiations and the consequent effects on Banco

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 6:        (Continued)

               de Galicia y Buenos Aires S.A., though this matter is being regularly followed up and analyzed by the Management of that Bank.

               g. Guarantees provided as security for direct obligations:

               As of December 31, 2004 Banco de Galicia y Buenos Aires S.A. records guarantees provided as security for direct obligations for $ 208,921 in memorandum accounts, as a result of commitments undertaken under the portfolio assignment and/or sale contracts signed with Galicia Creditos Hipotecarios Financial Trust and Citibank N.A. Buenos Aires Branch. According to those contracts, Banco de Galicia y Buenos Aires S.A. undertakes to repurchase and replace the receivables assigned with others of similar characteristics in the event of default.

               As of December 31, 2003, the total amount of restricted assets was $ 6,380,343.

               In addition, as of December 31, 2004 the ability of Banco de Galicia y Buenos Aires S.A. to dispose of the assets existing at its controlled entities subject to consolidation is restricted as follows:

               a. Galicia Valores S.A. Sociedad de Bolsa:

               As of December 31, 2004 this company held three shares of Mercado de Valores de Buenos Aires S.A. securing an insurance covering its transactions for $ 5,235. At the end of the previous year, restricted assets totaled $ 4,500.

               b. Tarjetas Cuyanas S.A.

               As of December 31, 2004, Banco Galicia y Buenos Aires S.A. ability to dispose of time deposits for $ 612 and $ 103 was restricted because this amount was earmarked to secure two Collection Agreements signed with the Revenue Board of the Province of Mendoza and Telefonica de Argentina, respectively. At the end of the previous year, its restricted assets totalled US$ 190 thousand.

               c. Banco Galicia (Cayman) Limited (In Provisional Liquidation)

               All company's assets are administered by the liquidators in favor of creditors until the debt restructuring plan has been completed.

               d. Banco Galicia Uruguay S.A.:

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 6:        (Continued)

               At the request of creditors of Banco Galicia Uruguay S.A., a restraining order has been issued enjoining this entity from disposing of its real property.

               Under a security interest agreement signed on July 24, 2003 and registered with the Registry of Movable Property - Pledges Division - Montevideo- Uruguay on August 5, 2003, the rights to collect debts from all debtors have been pledged as collateral in favor of the holders of transferable time deposit certificates and/or negotiable obligations issued in compliance with the debtor reorganization plan approved.

NOTE 7:        TRUST ACTIVITIES

               a) Trust contracts as security for compliance with obligations

               In order to secure compliance with contractual obligations, the parties to these agreements have agreed to deliver in trust to Banco de Galicia y Buenos Aires S.A. amounts to be invested according to the following detail:

Contract date         Trustor         Trust fund balance      Expiration date
                                        $      Thousands
                                                 of US$
  01.06.98        Eduardo Sumic y      11             31        07.07.07 (1)
                  Ercides Ciani

               b) Administration Trust Contracts

               Purpose: to administer and exercise the financial ownership of the trust assets.

Contract date         Trustor         Trust fund balance      Expiration date
                                        $      Thousands
                                                 of US$

  12.23.02        Coca Cola de         1,070          -         12.31.07 (2)
                  Argentina S.A.
  02.23.04        Car Security            28          12        12.31.08 (2)

               c) Financial trust contract

               Purpose: to administer and exercise the financial ownership of the trust assets until the redemption of the debt securities.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 7:        (Continued)

Contract date         Trustor         Trust fund balance      Expiration date
                                        $      Thousands
                                                 of US$

  01.28.04        Tarjeta Naranja III  3,959          -         08.01.10 (3)

               (1) This amount will be released on the due date or when instructions are received, as established in the pertinent contract.

               (2) These amounts will be released monthly until the earlier of the settlement date of trustor obligations or the due date.

               (3) These amounts will be released monthy until the redemption of the debt securities.

NOTE 8:        NEGOTIABLE OBLIGATIONS AND OTHER DEBT SECURITIES

               a) As of December 31, 2004, Banco de Galicia y Buenos Aires S.A. had the following outstanding negotiable obligation issues:

               a.1) Banco de Galicia y Buenos Aires S.A. - Ordinary Negotiable Obligations

               ISSUE DATE      RESIDUAL      MATURITY     RATE       ISSUE
                              FACE VALUE                           AUTHORIZED
                                 (IN                                 BY THE
                              THOUSANDS                             NATIONAL
                               OF US$)                             SECURITIES
                                                                   COMMISSION

                11.08.93      11,635(*)      10 years     9.00%     10.08.93

               (*) These amounts correspond to past due negotiable obligations issued but not exchanged.

               a.2) The Ordinary Shareholders' Meeting held on September 30, 1997, authorized the creation of a Global Program for a maximum total amount of US$ 1,000,000 thousand for issuing ordinary negotiable obligations, not convertible into shares which may be issued in pesos, US dollars or other currencies.

               As of December 31, 2004, Banco de Galicia y Buenos Aires S.A. had the following short and medium-term negotiable obligation issues outstanding under the above program:

               ISSUE DATE      RESIDUAL      MATURITY     RATE       ISSUE
                              FACE VALUE                           AUTHORIZED
                                 (IN                                 BY THE
                              THOUSANDS                             NATIONAL
                               OF US$)                             SECURITIES
                                                                   COMMISSION

                06.11.01         889(*)     1,653 days    Libor     04.22.98
                                                          plus 2%
                07.19.02      72,635(**)    1,840 days    7.875%    04.22.98
                07.19.02      43,161(**)    1,840 days    Libor -   04.22.98
                                                          6 months
                                                          plus 4%

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 8:        (Continued)

               (*)These amounts correspond to past due negotiable obligations issued but not exchanged.

               (**) Negotiable obligations in normal situation, issued as a result of the New York Branch debt restructuring, but not included in Banco de Galicia y Buenos Aires S.A. debt restructuring.

               In accordance with the provisions of the Negotiable Obligations Law and BCRA rules, the net proceeds from the Negotiable Obligations issue detailed in points a1) and a2) were used to provide financing to domestic companies with regard to investments in physical assets in Argentina, providing working capital or refinancing liabilities, granting consumer and mortgage loans for financing housing construction, investments in the share capital of domestic companies and other purposes envisaged by current regulations.

               a.3) The Ordinary Meeting of Shareholders held on September 30, 2003 approved the creation of a Global Program for the issuance and reissuance of ordinary negotiable obligations, not convertible into shares, whether subordinated or not, secured or unsecured, for a maximum nominal amount of US$ 2,000,000 thousand or its equivalent in any other currency, outstanding at any time during the life of the Program, as determined by the Board of Directors, for a maximum term of five years counted as from the authorization of the Program by the National Securities Commission (CNV), which took place on December 29, 2003 pursuant to Resolution 14708, or for any other longer term the CNV may authorize pursuant to regulations.

               On April 23, 2004, through Resolution 14773 the CNV authorized the issue of ordinary, not convertible into shares, senior and subordinated Negotiable Obligations, for a total face value of US$ 1,400,000 thousand or its equivalent in other currencies.

               The net proceeds of the negotiable obligations issued under the Program will be used to refinance the foreign debt, as required by Section 36 of the Negotiable Obligations Law, BCRA Communique "A" 3046 and its amendments, and other applicable regulations.

               As of December 31, 2004 Banco Galicia y Buenos Aires S.A. has the following outstanding Negotiable Obligation Issue Program:

               Ordinary Negotiable Obligations:

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 8:        (Continued)

     ISSUE DATE     RESIDUAL FACE       MATURITY       RATE            ISSUE
                        VALUE                                        AUTHORIZED
                    (in thousands                                    BY THE CNV
                       of US$)

      05.18.04         464,802             (1)         (*)          12.29.03 and
                                                                     04.27.04
      05.18.04         352,839             (2)      Libor plus      12.29.03 and
                                                       3.5%           04.27.04

               (1) The principal on the Negotiable Obligations due 2014 will be amortized semi-annually, commencing on January 1, 2010, in installments equal to 11.11% of the original principal amount, until their due date, January 1, 2014, when the remaining 11.12% of the original principal will fall due.

               (2) The principal on the Negotiable Obligations due 2010 will be amortized semi-annually, commencing on July 1, 2006, in installments equal to 12.5% of the original principal, until their due date, January 1, 2010, when the remaining 12.5 % of the original principal will fall due.

               (*) Interest shall accrue as from January 1, 2004 at a 3% fixed rate, increased by 1% each year until an annual rate of 7% is reached, from January 1, 2008 up to but not including January 1, 2014.

               Subordinated Negotiable Obligations:

     ISSUE DATE     RESIDUAL FACE       MATURITY       RATE            ISSUE
                        VALUE                                        AUTHORIZED
                    (in thousands                                    BY THE CNV
                       of US$)

      05.18.04        223,666(*)           (1)         (2)          12.29.03 and
                                                                     04.27.04

               (1) These obligations will be fully amortized upon maturity, on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interest and additional amounts, if any, fully or partially at the issuer's option at any time, after all Negotiable Obligations falling due in 2014 and 2010 have been fully redeemed.

               (2) Interest on Negotiable Obligations due in 2019 shall be payable in cash and in additional Negotiable Obligations due in 2019 semi-annually in arrears, on January 1 and July 1 of each year, commencing on July 1, 2004. The Negotiable Obligations due in 2019 shall accrue interest payable in cash at an annual fixed rate of 6%, from January 1, 2004 up to but not including January 1, 2014. Such interest rate shall be increased to 11% per annum from January 1, 2014 up to but not including January 1, 2019, the due date of the Negotiable Obligations due in 2019, unless they are previously redeemed. The principal shall accrue interest at an annual fixed rate of 5%, as from January 1, 2004, which will be payable on January 1, 2014 and January 1, 2019 in the form of negotiable obligations.

               (*) Includes US$ 5,455 thousand for the capitalization of interest that fell due on July 1, 2004, through additional Negotiable Obligations due in 2019. Furthermore, Grupo Financiero Galicia S.A. holds Subordinated Negotiable Obligations due in 2019 for a face value of US$ 99,390 thousand, which include capitalized interest on the new Subordinated Negotiable Obligations.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 8:        (Continued)

               As of December 31, 2004, principal and interest on Negotiable Obligations amount to $ 3,541,232, net of expenses, including the Negotiable Obligations issued as a result of the debt restructuring.

               As of December 31, 2003, principal and interest on Negotiable Obligations, net of discounts, totaled $ 1,645,838.

               b) Banco de Galicia y Buenos Aires S.A.'s controlled companies - Issue of negotiable obligations, debt certificates and other debt securities

               Complementarily with the measures adopted by Banco de Galicia y Buenos Aires S.A., during fiscal 2003 and 2004, some controlled entities restructured a large portion of their financial debt, the renegotiation of certain liabilities for negotiable obligations having yet to be concluded.

               Below is disclosed the situation of each company in relation to third parties' debts, and the valuation criteria followed:

               As of December 31, 2003:

               a) Banco Galicia Uruguay S.A.

               a1) Negotiable Obligations

               ISSUE DATE      RESIDUAL FACE VALUE       MATURITY       RATE
                              (in thousands of US$)

               12.24.02           265.470               9 years          2%
               08.31.03            22.290               9 years        4.2319%
               08.31.03            16.982               2 years          2%
               08.31.03             3.981               5 years          2%

               a2) Subordinated Negotiable Obligations

               ISSUE DATE      RESIDUAL FACE VALUE       MATURITY       RATE
                              (in thousands of US$)

               12.24.02           43,000(*)             9 years          1%

               (*) The Company holds 100% of these Subordinated Negotiable Obligations.

               As   of December 31, 2004:

               a)   Banco Galicia Uruguay S.A.

               a.1) Negotiable obligations

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 8:        (Continued)

               ISSUE DATE      RESIDUAL FACE VALUE       MATURITY       RATE
                              (in thousands of US$)

               24.12.02           157,273               9 years          2%
               31.08.03            13,854               9 years        4.8606%
               31.08.03            13,994               2 years          2%
               31.08.03             1,990               5 years          2%

               a.2) Subordinated negotiable obligations

               ISSUE DATE      RESIDUAL FACE VALUE       MATURITY       RATE
                              (in thousands of US$)

               24.12.02            43,000 (*)           9 years          1%

               (*)The Company holds 100% of these Subordinated Negotiable Obligations.

               b) Tarjetas Regionales S.A.

               Include the following instruments issued by the subsidiaries of Banco de Galicia y Buenos Aires S.A. indicated below, which have been valued as follows:

               Tarjetas Cuyanas S.A.    Negotiable Obligations            13,372

               Tarjetas del Mar S.A.    Past due Negotiable Obligations      10

               Tarjetas Cuyanas S.A. Negotiable Obligations for $ 13,500 were issued in July 2004 and placed at a market value of $ 12,982. 83% of the funds received were used to settle financial liabilities, 13% to settle commercial liabilities and 4% to settle tax liabilities.

               As of December 31, 2004, Tarjetas del Mar S.A. holds past due Negotiable Obligations as none of the offerings made by those companies under the liability restructuring process were accepted. Those obligations have been valued by Tarjetas del Mar S.A. in the amount they are expected to be redeemed. Should those obligations be valued at the free US dollar, the effect on liabilities and shareholders' equity would not be significant.

               In view of the foregoing, the maximum risk for the December 31, 2004 financial statements of Grupo Financiero Galicia S.A. would not be significant.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 8:        (Continued)

               Within the framework of the restructuring process involving the debts held by Tarjetas del Mar S.A. and Tarjeta Naranja S.A., Banco de Galicia y Buenos Aires S.A. made irrevocable capital contributions for $ 51,122 and $ 20,000 in those companies. The irrevocable contribution in Tarjeta Naranja S.A. included an additional contribution of $5,000 from the minority shareholders of Banco de Galicia y Buenos Aires S.A. in support of the restructuring process.

               Tarjeta Naranja S.A.

               At the Meeting held on March 31, 2004, the shareholders of Tarjeta Naranja S.A. approved the creation of a global short and medium-term ordinary negotiable obligation issue program, not convertible for shares, for an outstanding face value of up to US$ 50,000 thousand, or its equivalent in another currency, in order to be placed through a public offering under the terms of Law No. 23576, as amended. The Board Meeting held on July 3, 2004 set the pertinent issue terms and conditions.

               CNV Resolution No. 14920 dated October 7, 2004 authorized the creation and public offering of this Negotiable Obligation Program.

               On November 29, 2004, the Board of Directors of the Company resolved to issue Series I for up to $ 30,000, which finally materialized on January 18, 2005 and was placed at 100% of its face value.

               Tarjetas Cuyanas S.A.

               In January 2005 the Company submitted to the CNV an update of the draft Offering Circular for the Global Short and Medium-term Negotiable Obligation Issue Program for a face value of up to US$ 35,000 thousand, requesting authorization for the issue of a new Series of negotiable obligations. At the date of these financial statements, the control authority had not yet approved that issue.

NOTE 9:        CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

               Law 24485 and Decree 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, beyond the system of privileges and safeguards envisaged in the Financial Institutions Law.

               Pursuant to Communique "A" 2337 and complementary rules, the Argentine Central Bank established rules for applying the deposit insurance and the way of settling the related contributions. The National Executive Power through Decree 1127/98 dated September 24, 1998 established the maximum limit of this insurance system to demand

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 9:        (Continued)

               deposits and time deposits of up to $ 30 denominated either in pesos or in foreign currency.

               This System does not cover the deposits made by other financial institutions (including the time deposit certificates acquired through a secondary transaction), the deposits made by persons related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those set up after July 1, 1995 at an interest rate exceeding the one that the Argentine Central Bank regularly establishes based on a daily survey conducted by it.

               Deposits whose ownership has been acquired through endorsement and placements which offer incentives in addition to the interest rate are also excluded from this System.

               The System has been implemented through the creation of the Deposit Insurance Fund (FGD), which is managed by a company called Seguros de Depositos S.A. (SE.DE.S.A.). The shareholders of SE.DE.S.A. are the Argentine Central Bank and the financial institutions in the proportion determined for each one by the Argentine Central Bank based on the contributions made to that Fund.

               In December 2001, as established by BCRA Communique "A" 3358 the contribution was taken to 0.03% of the items included in the calculation basis.

               In September 2004, BCRA Communique "A" 4206 reduced that contribution to 0.02%.

               Effective January 1, 2005, this contribution was reduced to 0.015%, pursuant to BCRA Communique "A" 4271.

               As of December 31, 2004 the normal contribution to the Deposit Insurance Fund amounted to $ 290,710, of which $ 15,176 correspond to the current year.

NOTE 10:       RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

               Argentine Central Bank rules establish that 20% of the profits shown in the Income Statement at period end, plus (less) prior year adjustments must be allocated to the legal reserve.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 10:       (Continued)

               This proportion is applicable regardless of the ratio of the legal reserve fund to the capital stock.

               In addition to the restrictions set forth by the foreign debt refinancing agreements of Banco de Galicia y Buenos Aires S.A., as detailed in Note 1 to the consolidated financial statements - "Situation of Banco de Galicia y Buenos Aires S.A. and its subsidiaries", and as a result of the facts described in Note 1 to the financial statements, through Resolution 81 dated February 8, 2002, the Argentine Central Bank established that while the assistance received from that Entity is in force, Banco de Galicia y Buenos Aires S.A. may not distribute dividends or any other return on capital in cash, remit profits or make payments for fees, interests or compensation related to results.

               On June 2, 2004 Argentine Central Bank Communique "A" 4152 left without effect the suspension of the distribution of profits established by Communique "A" 3574; notwithstanding this, banks distributing profits are to be previously authorized by that Entity.

               Communique "A" 3785 provides that financial institutions which receive in compensation National Government bonds within the framework of Sections 28 and 29 of Decree 905/02, may record them at their technical value; while using this procedure, financial institutions may not distribute cash dividends, except for the amount of profits in excess of the difference between the carrying value and the market value of those bonds, net of the pertinent appropriation to legal reserve and to the reserve envisaged in the by-laws, and the same treatment will be given to those institutions which decide to exchange the Compensatory Bonds for promissory notes issued by the National Government.

               Furthermore, as established by Section 70 of the Corporations Law, stock companies are to set up a reserve of not less than 5% of the realized and liquid profits shown in the income statement for the year, until 20% of the corporate stock is reached. When this reserve is lower than that percentage for any reason, no profits may be distributed until this minimum reserve requirement has been met.

               In the case of Grupo Financiero Galicia S.A., see Note 12 to the financial statements.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 11:       NATIONAL SECURITIES COMMISSION (Comision Nacional de Valores)

               -Resolution No. 368/01

               Banco de Galicia y Buenos Aires S.A. equity as of December 31, 2004 exceeds that required by Chapter XIX, points 4 and 5 of CNV Resolution No. 368/01 to act as over-the-counter broker.

               Furthermore, in compliance with Section 32 of Chapter XI of that resolution, as depository of the mutual funds "FIMA ACCIONES", "FIMA P.B. ACCIONES", "FIMA RENTA EN PESOS", "FIMA RENTA EN DOLARES", "FIMA MIX PLUS ", "FIMA MIX ", "FIMA RENTA CORTO PLAZO", "FIMA MONEY MARKET EN PESOS" "FIMA MONEY MARKET EN DOLARES", "FIMA GLOBAL ASSETS" and "FIMA RENTA LATINOAMERICANA", y "FIMA NEGOTIABLE OBLIGATIONS" Banco de Galicia y Buenos Aires S.A. has a total of 227,006,406 units under custody for a market value of $ 245.585 as of December 31, 2004, which is included in the "Depositors of Securities in Custody" account.

               As of December 31, 2003, the securities held in custody by Banco de Galicia y Buenos Aires S.A. totaled 203,245,661 units and their market value amounted to $ 191,401.

NOTE 12:       PRIOR YEAR ADJUSTMENTS

               On January 30, 2004, the BCRA released Communique "A" 4084 establishing a change of criterion for the valuation of assets delivered to the public sector. The effect of this change was recorded by Banco de Galicia y Buenos Aires S.A. as a counterpart under the Prior year adjustments caption, as established by BCRA Communique "A" 4095.

               The most significant changes include the treatment applicable to assets delivered as collateral for advances granted by the BCRA for the subscription of the bonds envisaged in Sections 10, 11 and 12 of Decree No. 905/02. At the option of Banco de Galicia y Buenos Aires S.A., these assets could be excluded from the treatment foreseen in Communique "A" 3911 described in Note 3.b.4. In this case, those assets were to be recorded at the value admitted for purposes of the creation of guarantees, under the terms of Section 15 of the above-mentioned Decree and BCRA Communiques "A" 3717 and "A" 3756.

               Communique "A" 4084 also contemplates that effective January 2004 past due and unpaid instruments issued by the public sector are to be recorded at the lower of the carrying value at December 31, 2003 or the value resulting from applying to the face value of those instruments, net of retirements or of those converted into tax options, as the case may be, the lower percentage resulting from applying the net present value method to

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 12:       (Continued)

               Promissory Notes and Bonds issued by the Trust Fund for Provincial Development.

               It has also been established that interest accrued since December 2001 on the public debt instruments eligible for the sovereign debt restructuring agreement is to be recognized as a counterpart under an adjustment account.

               Banco de Galicia y Buenos Aires S.A. had opted to value the assets offered as collateral detailed below at the value admitted for purposes of providing the collateral. As of December 31, 2004, that Bank adjusted the carrying values as a counterpart in Prior year adjustment for $ 30,893.

               1) 502,876 Bonds (face value) secured by the National Government, issued within the framework of Decree No. 1579/02 as collateral for the advance to be requested from the BCRA for the subscription of the Hedge bond and the exchange of deposits with the financial system, as established by Decree No. 1836/2002;

               2) 153,331 Series 75 (VBY4) Argentine Republic External Bills (face value) at Badlar rate, and 127,141 Series 74 (VEY4) Argentine Republic External Bills (face value) at Survey rate, as collateral for the advance to be requested from the BCRA for the subscription of the Hedge bond. The reason for the adoption of this valuation criterion is to get authorization to use these securities, under the terms of Sections 15 and 29 of Decree 905/02

               Given that the Argentine Government has established that External Bills are eligible for the external sovereign debt swap, and that Banco de Galicia y Buenos Aires S.A. has decided to accept that offer, as of December 31, 2004, those Bills have been valued as indicated in Note 3.b.a., point. III b).

               At the end of the previous year, in accordance with regulations in force at that date Banco de Galicia y Buenos Aires S.A. had capitalized the difference arising from application of the CVS index instead of the CER to certain financing for $ 102,705.

               As of December 31, 2004, in view of the lack of resolution on this issue, such asset was written off by Banco de Galicia y Buenos Aires S.A., charging $ 76,791 to prior year results, according to the criterion established by BCRA Communique "A" 4202, and using allowances previously set up to cover the difference.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 12:       (Continued.)

               The figures for the previous year have been modified by Banco de Galicia y Buenos Aires S.A. and Grupo Financiero Galicia for comparative purposes.

NOTE 13: CONTRIBUTIONS TO THE BANK EMPLOYEES' SOCIAL SERVICES INSTITUTE (the "ISSB")

               Effective July 1, 1996, Decree No. 263/96 of the National Executive Power reduced to 1% and effective July 1, 1997 Decree No. 915/96 eliminated the 2% contribution on interest and fees that banks previously had to make to the ISSB, pursuant to
               Section 17 of Law No. 19322.

               Banco de Galicia y Buenos Aires S.A. has determined the aforementioned contributions in accordance with these regulations.

               The bank employee union (the "Banking Association") brought legal action calling for a stay against the National Executive Branch - Ministry of Public Works and Services, with a view to having
               Section 1 of Decree 263/96 declared null and unconstitutional, and obtained a favorable ruling from the Federal Court dealing with Administrative Litigation Matters, Panel I.

               The National Supreme Court of Justice declared out of order an extraordinary appeal made by the National Executive Branch on November 4, 1997. Therefore, the ruling in favor of the Banking Association became firm. In the opinion of the legal counsel of the financial institutions this ruling is not opposable against the banks because they were not a party to the aforementioned legal action.

               In April 1998, the Bank Employees' Health Care System (OSBA) made a final claim against Banco de Galicia y Buenos Aires S.A., which was refuted from the administrative angle before OSBA, the Federal Public Revenue Authority (AFIP) and the National Social Security Administration.

               Furthermore, the Banking Association brought legal action calling for a stay before the First Instance No. 5 Federal Social Security Court, requesting a precautionary measure ordering the OSBA not to bring legal actions for tax collection or make verifications on the grounds of article 17, clause f) of Law 19,322 until a final judgment is issued about whether this supposed claim is applicable. This latter measure is firm and was confirmed by the National Social Security Court (Panel II). OSBA filed an extraordinary appeal with the National Supreme Court of Justice, which was dismissed by the Court on November 21, 2000.

               Furthermore, OSBA has brought a legal action against all institutions in the financial system, before the Federal Court dealing with Administrative

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 13:       (Continued.)

               Litigation Matters, and the complaint has already been answered. The trial of the case has been ordered. Considering that a risk exists as to the interpretations that courts may make of this dispute, Banco de Galicia y Buenos Aires S.A. has agreed to a settlement regarding those disputed or doubtful rights, without this involving any recognition of rights. This settlement has been approved by the Federal Court of First Instance on Administrative Litigation Matters No. 4, in the case identified above, which will reduce the potential risk to which Banco de Galicia y Buenos Aires S.A. would be exposed if an unfavorable resolution were to be issued.

NOTE 14:       REGULATIONS ON BANK CURRENT ACCOUNTS

               On March 24, 2001, the Competitiveness Law No. 25413 was enacted and promulgated. This norm repeals the system of fines and penalties for current account holders and financial institutions established by Laws No. 24452 and 24760. In the case of the latter, effective January 13, 1997, the law that was repealed provided a system of fines for financial institutions which would have kept current accounts open when they should have been closed, or would have opened current accounts to current account holders who had been disqualified.

               In view of the above, on April 16, 1999, Section 3 of Decree 347/99 of the National Executive Power established that: "In the case of the fines resulting from applying Section 62, last paragraph ..., as amended by Law No. 24,760, accumulated by each financial institution at the effective date of this decree, the Argentine Central Bank is empowered to set the amount of the fines between a minimum of fifteen thousand pesos ($ 15) and a maximum of two million pesos ($ 2,000) for each institution, based on the number of non-compliance by each one".

               In line with BCRA Communique "A" 2909 Banco de Galicia y Buenos Aires S.A. has reported to the aforementioned body the current accounts kept open when they should have been closed and paid the corresponding fines, taking those caps into consideration.

               Subsequently, Banco de Galicia y Buenos Aires S.A. received a communication from the Argentine Central Bank addressed to all financial institutions, calling upon them to pay the corresponding amount, pursuant to Section 62 of the Law Governing Checks. In view of this Banco de Galicia y Buenos Aires S.A. filed a claim for a temporary restraining order with the Federal Court of First Instance dealing with Administrative

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 14:       (Continued)

               Litigation Matters No. 4, Clerk's Office No. 7, in the event that said communication might prove detrimental to its vested rights.

               The temporary restraining order has been dismissed by the lower court on the grounds that Decree No. 347/99 had been declared unconstitutional in the ordinary proceedings initiated by the Ombudsman requesting that such decree be declared null and void. The judgment entered in the action requesting protection of constitutional rights has been appealed by Banco de Galicia y Buenos Aires S.A. and on March 25, 2004 the Court of Appeals confirmed the lower court judgment. Consequently, the BCRA might again require Banco de Galicia y Buenos Aires S.A. to pay the difference between the sum paid following the guidelines of Decree No. 347/99 and the sum it should have paid as a result of the application of Section 62 of Law No. 24452, amended by Law No. 24760, as such claim was the subject matter of the action brought by that Bank.

               Notwithstanding this, the BCRA might require Banco de Galicia y Buenos Aires S.A. to pay that difference if the judgment rendered in the action brought by the Ombudsman were to be confirmed or become firm. Banco de Galicia y Buenos Aires S.A. considers that this would not substantially affect its equity.

NOTE 15:       SETTING UP OF THE "GALTRUST I" INDIVIDUAL FINANCIAL TRUST

               At the meeting held on March 15, 2000, the Board of Directors of Banco de Galicia y Buenos Aires S.A. approved Banco de Galicia y Buenos Aires S.A.'s participation as originator, trustor and manager in a global program for setting up financial trusts for a face value of up to US$ 1,000,000 thousand. The creation of this program was approved by the National Securities Commission through resolution No. 13334 dated April 6, 2000.

               The trustee of this trust will be First Trust of New York, National Association, through its permanent representation in Argentina.

               Under this global program, on October 20, 2000, Banco de Galicia y Buenos Aires S.A. transferred the trust ownership of loans amounting to US$ 490,224 thousand granted to Argentine Provinces collateralized by the federal tax sharing corresponding to those Provinces, and reserve investments for US$ 7,761 thousand, to the Galtrust I Financial Trust.

               As a counterpart, Banco de Galicia y Buenos Aires S.A. received Class A Debt Securities for a face value of US$ 100,000 thousand, Class B Debt

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 15:       (Continued)

               Securities for a face value of US$ 200,000 thousand and Certificates of Participation for a face value of US$ 200,000 thousand.

               As of December 31, 2004 and December 31, 2003, Banco de Galicia y Buenos Aires S.A. held debt securities and certificates of participation in its portfolio for $ 665,101 and $ 646,143, respectively.

NOTE 16:       SETTING UP OF THE "GALTRUST II and V" INDIVIDUAL FINANCIAL TRUSTS

               At the meeting held on December 6, 2001, the Board of Directors of Banco de Galicia y Buenos Aires S.A. approved the creation of the Universal Program for the Securitization of Loans for the issue of debt securities and/or certificates of participation in Galtrust Financial Trusts. This program was approved by the National Securities Commission resolution No. 13334 dated April 6, 2000, for a face value of up to US$ 1,000,000 thousand (the "Program") and authorized Banco de Galicia y Buenos Aires S.A.'s participation as originator, trustor and manager of that program.

               The trustee of those trusts is First Trust of New York, National Association, through its permanent representation in Argentina.

               The financial trusts Galtrust II and V - Mortgage bills were set up under the above-mentioned program, and Certificates of Participation and Debt Securities were issued.

               As of December 31, 2004, Banco de Galicia y Buenos Aires S.A. and Banco de Galicia Uruguay S.A. held in their portfolio $ 27,710 and $ 33,878, respectively, while as of December 31, 2003, they held $ 22,662 and $ 46,110, respectively.

NOTE 17:       GALICIA 2004 AND GALICIA 2005 TRUSTS

               In November 1999 a "Framework Trust Agreement" was entered into by and between Banco de Galicia y Buenos Aires S.A. as trustor and First Trust of New York, as trustee, for the implementation of an incentive program in favor of certain executives of the mentioned Bank, to be determined from time to time by the Board of Directors. For such purpose, the "Galicia 2004 Trust" was created, and the amount of US$ 4,000 thousand was transferred to the trustee, which was used for the purchase of shares and ADSs of Grupo Financiero Galicia S.A. On June 15, 2003

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 17:        (Continued)

               Galicia 2004 Trust was early terminated, the shares and ADSs having been delivered to the beneficiaries designated.

               The ADS balance of 157,669.40 of the Galicia 2004 Trust that was not awarded to the beneficiaries formed the Galicia 2005 Trust.

NOTE 18:       CHANGES IN SIGNIFICANT ASSETS AND LIABILITIES

               The breakdown of the most significant assets and liabilities shown in these consolidated financial statements, presented in comparative format with the previous year, in order to disclose the changes in those assets and liabilities during the current year is as follows:

                                                                  12.31.04         12.31.03
                                                                ------------------------------
ASSETS
LOANS                                                             8.438.177       7.506.485
                                                                ------------------------------
-To the non-financial public sector                               4.558.873       4.323.279
-To the financial sector                                            150.530         194.692
-To the non-financial private sector and residents abroad         4.361.393       4.165.829
  -Overdrafts                                                       199.668         218.902
  -Notes                                                          1.099.243       1.280.062
  -Mortgage loans                                                   623.944         719.593
  -Pledge loans                                                      92.889          54.644
  -Consumer loans                                                    58.161          55.175
  -Credit card loans                                              1.105.386         818.837
  -Others                                                           772.996         498.616
  -Accrued interest and quotation differences receivable            414.400         523.080
  -Documented interest                                              (5.286)         (2.485)
  -Unallocated collections                                              (8)           (595)
-Allowances                                                       (632.619)     (1.177.315)
                                                                ------------------------------
OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE              6.697.688       6.094.704
                                                                ------------------------------
-Argentine Central Bank                                              78.463          69.846
-Amounts receivable for spot and forward sales to be settled         56.209               -
- Securities to be received under spot and forward purchases
to be settled                                                       313.462             138
-Unlisted negotiable obligations                                     20.384         103.792
-Others not included in the debtor classification regulations     5.973.345       5.736.462
-Others included in the debtor classification regulations           188.807         205.693
-Accrued interest receivable not included in the debtor
classification regulations                                           92.302          79.158
- Accrued interest receivable included in the debtor
classification regulations                                            2.427           1.623
-Allowances                                                        (27.711)       (102.008)

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 18:       (Continued)

                                                                12.31.04          12.31.03
                                                             -----------------------------------
LIABILITIES
 DEPOSITS                                                         6.756.913         5.583.991
                                                             -----------------------------------
 -Non-financial public sector                                       131.932            12.412
 -Financial sector                                                   17.157            19.460
 -Non-financial private sector and residents abroad               6.607.824         5.552.119
   -Current accounts                                              1.192.474           902.438
   -Savings accounts                                              1.638.694         1.080.153
   -Time deposits                                                 3.415.788         2.838.480
   -Investment accounts                                                 383               184
   -Others                                                          280.220           533.626
   -Accrued interest and quotation differences payable               80.265           197.238
                                                             -----------------------------------
 OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE            14.056.567        15.099.421
                                                             -----------------------------------
 -Argentine Central Bank                                          8.059.550         8.132.902
   -Liquidity assistance loans                                    5.321.697         5.579.978
   -Others                                                        2.737.853         2.552.924
 -Banks and international entities                                  772.393         2.735.480
 -Unsubordinated negotiable obligations                           3.348.652         2.392.909
 -Amounts payable for spot and forward purchases to be
 settled                                                            229.537                 -
 -Securities to be delivered under spot and forward sales
 to be settled                                                       56.155            99.604
 -Loans from domestic financial institutions                        191.195           131.763
 -Others                                                            909.926         1.003.865
 -Accrued interest and quotation differences payable                489.159           602.898
                                                             -----------------------------------
 SUBORDINATED NEGOTIABLE OBLIGATIONS                                380.077                 -

NOTE 19: SITUATION OF CERTAIN COMPANIES CONSOLIDATED WITH BANCO DE GALICIA Y BUENOS AIRES S.A.

               Corporate merger between Tarjeta Comfiar S.A. and Tarjeta Naranja S.A.

               As from January 1, 2004 Tarjeta Naranja S.A. absorbed Tarjeta Comfiar S.A., which was dissolved without being liquidated to continue with the business activities carried out by it until that time under the name of Tarjeta Naranja S.A., assuming all contingent rights and obligations of the merged company.

               Corporate merger between Tarjeta del Mar S.A. and Tarjeta Naranja S.A.

               At those Board meetings, the carrying out of all necessary steps to formalize the merger between Tarjeta Naranja S.A. (merging company) and Tarjetas del Mar S.A. (merged company) was authorized, within the framework of a corporate reorganization under the terms of Section No. 77 of the Income Tax Law and Section No. 109 of its regulatory decree. The reasons for this process are the advantages that can be gained as a result of the joint actions and the unification of both companies' business

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 19:       (Continued)

               activities, which would improve the services provided by them and reduce operating costs.

               Deficit in equity and capital reduction at subsidiaries.

               As of December 31, 2004, Tarjetas del Mar S.A. and Galicia Capital Markets S.A. reported deficits in their equity. Considering that the accumulated losses reported by those companies and Agro Galicia S.A. are in excess of 50% of their corporate capital and reserves, Sections 94, subsect. 5) and 206 of the Corporations Law apply to them, the shareholders having to deal with this situation and resolve on the restoration of those companies' equity ratio at the next meeting.

NOTE 20:       GALICIA MORTGAGE LOANS AND SECURED LOANS TRUSTS

               As part of the implementation of the Galicia Capitalization and Liquidity Plan, during May 2002, "Galicia Mortgage Loans Financial Trust" was created, by which mortgage loans for $ 312,774 were transferred, receiving in exchange $ 234,580 in cash and certificates of participation for $ 78,194.

               The trustee is ABN AMRO Bank Argentine Branch, with various domestic financial institutions acting as subscribers.

               Under the terms of the contract, in the event of default, Banco de Galicia y Buenos Aires S.A. undertakes to repurchase and/or replace the loans with others of similar characteristics.

               In December 2004, Banco de Galicia y Buenos Aires S.A. acquired Senior Certificates held by financial institutions, as mentioned above, and now it is the holder of all the certificates issued by the Trust.

               On January 10, 2005, the parties resolved to terminate the trust in advance and redeem the outstanding securities, and all the trust assets were transferred to Banco de Galicia y Buenos Aires S.A. As a result, mortgage loans for $172,214 and $1,508 in cash have been added.

               As of December 31, 2004, the Certificate of Participation and Debt Securities amount to $170,495, and as of December 31, 2003 the Certificate of Participation amounted to $118,396.

               The Secured Loans Trust has been created and the parties to it are Banco de la Provincia de Buenos Aires as beneficiary and BAPRO Mandatos y Negocios S.A., as trustee. Under this Trust, secured loans for $ 108,000

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 20:          (Continued)
                  were transferred and $ 81,000 in cash and certificates of participation for $ 27,000 were received in exchange.

                  In certain cases, Banco de Galicia y Buenos Aires S.A. is required to repurchase the certificates of participation.

                  As of December 31, 2004, those certificates of participation amounted to $ 44,294 and as of December 31, 2003, to $40,494.

NOTE 21:          SETTING UP OF FINANCIAL TRUST
                  - Tarjetas Cuyanas S.A.
                  On March 24, 2004, the Board of Directors of Tarjetas Cuyanas S.A. approved the creation of one or more financial trusts for the securitization of receivables arising from the use of credit cards issued by the Company, for which purpose fiduciary securities would be issued to place on the market.

                  As of December 31, 2004, authorization was obtained from the CNV for the issuance of certificates of participation in the "Tarjeta Nevada I and II" Financial Trusts for a face value of $ 15,000 and $16,000, respectively.

                  As established in that Trust's offering circular supplement, the Issuing Trustee is Banco Patagonia Sudameris S.A., the Trustor, Manager and Trust Beneficiary, Tarjetas Cuyanas S.A., and the Underwriters, Banco Patagonia Sudameris S.A. and Banco Regional de Cuyo S.A.

                  The result of the placement was the following:

                  -"Tarjeta Nevada I Financial Trust": Class "A" Certificates of Participation for $ 12,000; Class B Certificates of Participation for $ 1,500 which were fully placed and Class "C" Certificates of Participation for $ 1,500 held by Tarjetas Cuyanas S.A. At the end of this year, the Class "A" Certificates of Participation had been fully redeemed and the balance of Classes "B" and "C" was $ 2,802.

                  -"Tarjeta Nevada II Financial Trust": Class "A" Certificates of Participation for $ 12.000, which were fully placed; Class "B" Certificates of Participation for $ 2,400, partially placed in the amount of $ 1,850, the remainder for $ 550 being held by Tarjetas Cuyanas S.A. and Class "C" Certificates of Participation for $ 1,600, held by Tarjetas Cuyanas S.A. - Tarjeta Naranja S.A.

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 21:          (Continued)
-------           Tarjeta Naranja I Financial Trust:
                  ---------------------------------
                  In accordance with Law 24441, on August 2, 2004 a financial trust agreement was entered into by and between Tarjeta Naranja S.A., as trustor and Banco Patagonia Sudameris S.A., as trustee, whereby the "Tarjeta Naranja I Financial Trust" was created. This trust is composed of trust assets consisting of receivables for the use of credit cards issued by Tarjeta Naranja S.A. for a trust amount of $ 40,000.

                  The Trustor fully adhered to the Framework Agreement formulated by the Trustee under the Program, which had been authorized by CNV Resolution No. 13573 dated October 6, 2000 and contained in the offering circular published in the Bulletin of the Buenos Aires Stock Exchange.

                  The Trust shall expire on the servicing date of all Trust Securities, which shall be redeemed exclusively with the trust assets, pursuant to issue conditions.

                  The Trust issued the following classes of trust securities for a face value of $ 1: (a) Class A Participation Certificates for a face value equivalent to 80% of the total face value, that is, $ 32,000, accruing interest at an annual nominal rate of 8%; (b) partially subordinated Class B Participation Certificates for a face value equivalent to 10% of the total face value, that is, $ 4,000, accruing interest at an annual nominal rate of 11%; and (c) Class C Participation Certificates, for a face value equivalent to 10% of the total face value, that is, $ 4,000, and accruing the Trust's remaining interest. Each Class of Trust Securities will fall due after 90 days have elapsed from the normal due date of the longest term receivable.

                  A public offering was made to investors of the Classes A and B Participation Certificates, which were fully subscribed on August 26, 2004, while the Class C Participation Certificates were acquired by Tarjeta Naranja S.A.

                  Tarjeta Naranja II Financial Trust:
                  ----------------------------------
                  In accordance with Law 24441, on October 22, 2004 a financial trust agreement was entered into by and between Tarjeta Naranja S.A., as trustor and Banco Patagonia Sudameris S.A., as trustee, whereby the "Tarjeta Naranja II Financial Trust" was created. This trust is composed of trust assets consisting of receivables for the use of credit card coupons issued by Tarjeta Naranja S.A. for a total trust amount of $ 50,000. At October 1 (transfer date), the face value of the receivables transferred to pay up the trust amount totaled $ 51,711.

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 21:          (Continued)
                  The Trustor fully adhered to the Framework Agreement formulated by the Trustee under the Program, which had been authorized by CNV Resolution No. 13573 dated October 6, 2000.

                  The Trust shall expire on the servicing date of all Trust Securities, which shall be redeemed exclusively with the trust assets, pursuant to issue conditions.

                  The Trust issued the following classes of trust debt securities for a face value of $ 1: (a) Class A Trust Debt Securities for a face value equivalent to 80% of the total face value, that is, $ 40,000, accruing interest at a reference rate defined as the CER monthly variation, plus a 3% annual nominal rate, between 8% and 15% annual nominal rates for a term of 15 months; (b) partially subordinated Class B Trust Debt Securities for a face value equivalent to 10% of the total face value, that is, $ 5,000, accruing interest at a reference rate defined as the CER monthly variation, plus a 5% annual nominal rate, between 11% and 20% annual nominal rates for a term of 17 months; and (c) Class C Trust Debt Securities, for a face value equivalent to 10% of the total face value, that is, $ 5,000, and accruing the Trust's remaining interest.

                  A public offering was made to investors of the Classes A and B Trust Debt Securities, which were fully subscribed on November 1, 2004, while the Participation Certificates were acquired by Tarjeta Naranja S.A.

                  Galicia Consumer Loan Financial Trust
                  At the meeting held on October 21, 2004, the Board of Directors of Banco de Galicia y Buenos Aires S.A. authorized the creation of "Galicia Consumer Loan Financial Trust". This trust has been set up under the Universal Loan Securitization Program for the Issuance of Debt Securities and/or Certificates of Participation in Financial Trusts" approved by the CNV through Resolution No. 13334 dated April 6, 2000, Deutsche Bank S.A. acting as financial trustee.

                  Banco de Galicia y Buenos Aires S.A. has transferred to the Trust its consumer loan portfolio for a total amount of up to $41,529, Class A financial debt securities for a face value of $33,223, Class B financial debt securities for a face value of $ 5,191 and Certificates of Participation for a face value of $3,115 having been issued.

                  On January 11, 2005, the term for placing those securities expired. Banco de Galicia y Buenos Aires S.A. received $34,611 in cash, Class B financial debt securities for a face value of $2,927 and Certificates of Participation for a face value of $3,115.

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 22:          SEGMENT REPORTING
                  -----------------
                  Below is a detail of the accounting information as of December 31, 2004, classified according to the related business segment:

                  Primary segment: Business Segment.
                                                      Financial              Services            Total
                                                      brokerage
                  Income                                       1.391.585           529.052          1.920.637
                  Expenses                                   (1.167.444)          (92.759)        (1.260.203)
                                                      --------------------------------------------------------
                  Result                                         224.141           436.293            660.434
                                                      ========================================================

                  ----------------------------------------------------------------------------------------------------
                  Secondary segment: Geographical area segment.
                  ----------------------------------------------------------------------------------------------------
                                                        City of Buenos    Rest of country        Total
                                                      Aires and Greater
                                                         Buenos Aires
                  Financial brokerage
                  Income                                       1.249.972           141.613          1.391.585
                  Expenses                                   (1.048.641)         (118.803)        (1.167.444)
                                                      --------------------------------------------------------
                  Result                                         201.331            22.810            224.141
                                                      ========================================================


                  Services
                  Income                                         475.214            53.838            529.052
                  Expenses                                      (83.320)           (9.439)           (92.759)
                                                      --------------------------------------------------------
                  Result                                         391.894            44.399            436.293
                                                      ========================================================

                  The accounting measurement of assets and liabilities allocated to the above-mentioned segments is as follows:

                                                                         Total
                  Assets
                  Government and corporate securities                  5.534.097
                  Loans                                                8.438.177
                  Other receivables resulting from financial
                    brokerage                                          6.697.688
                  Assets under financial leases                          100.950

                  Liabilities
                  Deposits                                             6.756.913
                  Other liabilities resulting from
                    financial brokerage                               14.056.567

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
 Statement of Financial Condition as of December 31, 2004 and December 31, 2003
                            (In thousands of pesos)
                                    (Note 2)


                                                        12.31.04        12.31.03
                                                     ---------------------------

ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 3 and 11 and
Schedule G)                                                    540        1.164
Investments (Notes 9 and 11 and Schedules C and G)          37.442       24.499

Other receivables (Notes 4, 9 and 11 and Schedule G)            89        5.745
                                                     ---------------------------
Total Current Assets                                        38.071       31.408
                                                     ---------------------------

NON-CURRENT ASSETS
Other receivables (Notes 4, 9, 11 and Schedule G)            4.780        4.438
Investments    (Notes    9,    10    and    11   and
Schedules  C,  E and G)                                  1.529.348    1.418.245


Fixed assets  (Schedule A)                                   3.283        3.431


Intangible assets (Schedules B and E)                        3.745        6.947
                                                     ---------------------------
Total Non-current Assets                                 1.541.156    1.433.061
                                                     ---------------------------
Total Assets                                             1.579.227    1.464.469
================================================================================


                                                        12.31.04        12.31.03
                                                     ---------------------------

LIABILITIES
CURRENT LIABILITIES
Salaries and social security  liabilities  (Notes
5 and 9)                                                       159           74
Tax liabilities (Notes 6 and 9)                             32.027          298
Other   liabilities  (Notes 7, 9 and 11 and
Schedule  G)                                                 1.117        1.354
                                                  ------------------------------
Total Current Liabilities                                   33.303        1.726
                                                  ------------------------------

NON-CURRENT LIABILITIES
Tax liabilities (Notes 6, 9 and 13)                         26.383       43.354

Other liabilities (Notes 7 and 9)                                3            6
                                                  ------------------------------
Total Non-current Liabilities                               26.386       43.360
                                                  ------------------------------
Total Liabilities                                           59.689       45.086
                                                  ------------------------------
SHAREHOLDERS' EQUITY (per related statement)             1.519.538    1.419.383
                                                  ------------------------------
Total Liabilities and Shareholders' Equity               1.579.227    1.464.469
================================================================================

The accompanying Notes 1 to 17 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                                Income Statement
                              For the fiscal year
                            ended December 31, 2004.
              In comparative format with the previous fiscal year
                            (In thousands of pesos)
                                    (Note 2)

================================================================================
                                                          12.31.04      12.31.03
                                                      --------------------------

Administrative expenses (Note 11 and Schedule H)         (17.532)        (8.779)

Loss on investments in related entities                  (94.202)      (200.108)

Financial and holding gains / (losses) (Note 11)           13.229       (19.241)

- Generated by assets                                      13.224       (19.826)

Interest

On time deposits (*)                                          156            929

On special current account deposits                             1              -

On negotiable obligations (*)                               3.347          1.400

Others                                                        144            126

CER (*)

On time deposits                                                9              -

Result of valuation of negotiable obligations               1.593              -

Gain on sale of negotiable obligations                      1.808              -

Result of Indol contracts                                       -           (43)

Result of fiscal credit certificates                            -             89

Result of purchase and sale of government securities        (303)        (1.456)

Result of purchase and sale of corporate securities          (80)              -

Mutual fund yield                                               6              9

Exchange gain / (loss)                                      6.543       (19.264)

Loss on exposure to inflation                                   -        (1.616)

- Generated by liabilities                                      5            585

Exchange gain                                                   5             86

Gain on exposure to inflation                                   -            499

Other income and expenses                                   1.607          5.908
                                                    ----------------------------
Pre-tax loss                                             (96.898)      (222.220)
                                                    ----------------------------
Income tax (Note 13)                                     (12.973)              -
                                                    ----------------------------
Loss for the year                                       (109.871)      (222.220)
================================================================================
(*) Balances net of eliminations corresponding to intercompany transactions, pursuant to Section 33 of Law 19550. See Note 11.
The accompanying Notes 1 to 17 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                  Statement of Changes in Shareholders' Equity
                              For the fiscal year
                            ended December 31, 2004.
              In comparative format with the previous fiscal year
                            (In thousands of pesos)
                                    (Note 2)

======================================================================================
                   Shareholders' contributions (Note 8)
       Item                Capital     Capital       Non-capitalized          Total
                            stock      adjustment     contributions
                                                   -----------------------
                                                   Issuance  Irrevocable
                                                   premiums  contributions
--------------------------------------------------------------------------------------
Balances at beginning of
year                        1,092,407   1,314,673   174,626             -   2,581,706
Prior year adjustments
(Note 17)                           -           -         -             -           -
                           -----------------------------------------------------------
Modified and adjusted       1,092,407   1,314,673   174,626             -   2,581,706
balances at beginning of
year.
Capital increase (Note
16)                           149,000           -    61,026             -     210,026
Loss for the year                   -           -         -             -           -
--------------------------------------------------------------------------------------

Total                       1,241,407   1,314,673   235,652             -   2,791,732
======================================================================================

==================================================================================================================
                                           Retained earnings (Note 12)
                                     Profit reserves           Total   Unappropriated     Total         Total
          Item                                                            retained     shareholders' shareholders'
                                                                          earnings      equity as     equity as
                              Legal    Discretionary   Other                               of            of
                             reserve      reserve     reserves                           12.31.04      12.31.03
------------------------------------------------------------------------------------------------------------------
Balances at beginning of
year                           29,493            -          -  29,493     (1,148,862)     1,462,337     1,638,637
Prior year adjustments
(Note 17)                           -            -          -       -        (42,954)      (42,954)         2,966
                            --------------------------------------------------------------------------------------
Modified and adjusted          29,493            -          -  29,493     (1,191,816)     1,419,383     1,641,603
balances at beginning of
year.
Capital increase (Note
16)                                 -            -          -       -               -       210,026             -
Loss for the year                   -            -          -       -       (109,871)     (109,871)     (222,220)
------------------------------------------------------------------------------------------------------------------

Total                          29,493            -          -  29,493     (1,301,687)     1,519,538     1,419,383
==================================================================================================================

The accompanying Notes 1 to 17 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                            Statement of Cash Flows
                               For the fiscal year
                            ended December 31, 2004.
              In comparative format with the previous fiscal year
                            (In thousands of pesos)
                                    (Note 2)

=========================================================================================================
                                                                         12.31.04          12.31.03
---------------------------------------------------------------------------------------------------------
CHANGES IN CASH

Cash at the beginning of the year                                               1.164             1.293
Cash at the end of the period                                                     540             1.164
                                                                    --------------------------------------
Decrease in cash, net                                                           (624)             (129)
                                                                    ======================================
REASONS FOR CHANGES IN CASH
Operating activities
Collections for sales of goods and services                                        32               354
Payments to suppliers of goods and services                                   (3.884)           (4.345)
Payments to the staff and social security contributions                         (975)             (812)
Payment of income tax                                                               -           (1.321)
Payments of other taxes                                                       (4.488)           (2.716)
Other operating payments                                                            -                 -
                                                                    -------------------------------------
Net cash flow used in operating activities                                    (9.315)           (8.840)
                                                                    -------------------------------------
Investing activities
Collections for fixed assets sold                                                   -                32
Payments for purchases of  fixed assets                                          (65)               (7)
Irrevocable contributions in Net Investment S.A.                                (683)           (3.597)
Dividends collected                                                               438                 -
Interest collected                                                             10.301             1.972
Financing granted                                                             (2.223)           (5.338)
Collections of investments                                                      1.030            15.649
Payments for purchase of shares in controlled companies                         (107)                 -
                                                                    -------------------------------------
Net cash flow provided by investing activities                                  8.691             8.711
                                                                    -------------------------------------
Decrease in cash, net                                                           (624)             (129)
=========================================================================================================

The accompanying Notes 1 to 17 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                  For the fiscal year ended December 31, 2004
                        presented in comparative format
                            (In thousands of pesos)

NOTE 1:         ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON GRUPO FINANCIERO
------          GALICIA S.A. AND BANCO DE GALICIA Y BUENOS AIRES S.A.
                ----------------------------------------------------------------
                In 2003 and 2004, the economic crisis that affected Argentina in late 2001 was largely overcome. An improvement was recorded by the Argentine economy, certain economic indicators having shown signs of recovery. Also, interest rates have fallen and the exchange market has stabilized. The financial system has gradually recovered its liquidity levels, recording an increase in deposits and in certain types of borrowing.

                In spite of the change in the economic trends mentioned above, a situation characterized by high levels of unemployment and a major external public and private debt burden as well as country risk indicators far above normal average recorded by developing countries still persists. The National Government's ability to meet its foreign debt obligations continues to be impaired.

                The Argentine Government has submitted to the consideration of creditors an offer to exchange defaulting debt issued prior to December 31, 2001 for new bonds called "Par Bonds", "Quasi-Par Bonds" and "Discount Bonds". The securities offered contemplate different terms and conditions, such as issue currency, amortization term, nominal value relief and yield. The securities may be exchanged from January 14 to February 25, 2005.

                A favourable outcome of the restructuring negotiations of the public debt being carried out with creditors will be essential to reduce uncertainty as to the fiscal outlook over the next few years.

                To confront the crisis that started at the end of 2001, the Government issued a number of measures to restrict the free availability and circulation of cash and the transfer of foreign currency abroad.

                On January 6, 2002, the Government enacted Law 25561 (Public Emergency and Exchange System Reform Law) that involved profound changes to the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. On February 3, 2002, the Government announced new economic measures through Decree 214 (Restructuring of the financial system), complemented by Decree 410 dated March 1, 2002, Decree 260 (Exchange Regime) dated February 8, 2002 and Decree 905/02 dated May 31, 2002, substantially modifying some of the measures implemented by the Public Emergency and Exchange System Reform Law.

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 1:
------          (Continued)
                Subsequently, decrees and regulations were issued which introduced other amendments, as described below:

                Foreign exchange system
                -----------------------

                On February 8, 2002 Decree 260 (Exchange Regime) was issued, establishing as from February 11, 2002 a single free exchange market system, through which all transactions involving the exchange of currency are to be traded at exchange rates to be freely agreed according to the requirements of the Argentine Central Bank. Controls and restrictions had been imposed and then gradually relaxed.

                Through Communication 48142, the Argentine Central Bank published exchange regulations in force as of December 31, 2004.

                Loans and other financing
                -------------------------

                As laid down by Law No. 25561, Decree No. 214/02 and complementary rules and amendments, loans granted by the Argentine financial system in US dollars or any other foreign currency, governed by Argentine legislation, have been converted to pesos according to the following guidelines: (i) to the non-financial private sector, at the $ 1 = US$ 1 parity or its equivalent in any other foreign currency, (ii) to the non-financial public sector at the $ 1.40 = US$ 1 parity or its equivalent in any other foreign currency and (iii) to the financial sector at the $ 1.40 = US$ 1 parity or its equivalent in any other foreign currency.

                Those measures contemplated the application of the Reference Stabilization Index (CER) to loans of whatever nature converted to pesos, to which a maximum interest rate determined by the BCRA is applied, except for those to which the salary variation index (CVS) was applied from October 1, 2002 to March 31, 2004, namely:

                - Mortgage loans secured by family residence originally agreed for up to US$ 250,000.

                - Consumer loans originally agreed for up to US$ 12,000.

                - Pledge consumer loans originally agreed for up to US$ 30,000. The lower of the contractual interest rate in force as of February 3, 2002 or that determined by the BCRA is applied to these loans.

                The CVS is an index that measures the daily rate of change derived from the monthly change in the Salary Index (IS), while the CER is an index that measures the daily rate of change derived from the monthly change in the Consumer Price Index
                (CPI).

                Since the beginning of the economic crisis in early 2002, Banco de Galicia y Buenos Aires S.A. has been restructuring its loan portfolio, this restructuring process being in its final stage. Also, that portfolio has been duly covered by an allowance.

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 1:         (Continued)
------          Deposits with the financial system
                ----------------------------------

                Through Decree 1570/2001, the National Executive Branch (PEN) imposed restrictions on the withdrawals of funds from financial institutions. Subsequently, regulations were issued establishing a rescheduled maturities scheme involving certain deposits with the financial system (known as CEDROS).

                Law No. 25561 and Decree No. 214/02 established that all deposits denominated in US dollars or any other currency placed in the financial system are to be converted to pesos at the $
                1.40 = US$ 1 parity. These norms also establish that financial institutions are to comply with their obligations reimbursing pesos. The CER and a minimum interest rate have been applied to those deposits.

                On various occasions, the National Executive Branch (PEN) established the possibility of savers exercising the option to exchange their deposits originally arranged in foreign currency for pesos and US dollar-denominated government securities, the National Government being responsible for crediting those bonds. Rescheduled deposits for which no option has been exercised were registered with a "Notarial Record of Rescheduled Deposits" kept by Caja de Valores S.A. Those rescheduled deposits are listed negotiable securities and may be negotiated on self-regulated markets in Argentina.

                As of December 31, 2004, principal amounts on rescheduled deposits and CEDROS are $ 107.377.

                Public sector debt
                ------------------
                Decree No. 1387/01 dated November 1, 2001 established the possibility of financial institutions exchanging national public sector debt instruments and loans under the Promissory Note/Bond program for new loans called Secured Loans. Conversion was made at face value and at a one-to-one rate in the same currency as that of the exchanged public sector obligation.
                Decree 471/02 dated March 8, 2002 established that the obligations of the National, Provincial and Municipal Public Sectors outstanding as of February 3, 2002 denominated in US dollars or any other currency, governed only by Argentine law, are to be converted at an exchange rate of $ 1.40 per US dollar or its equivalent in other foreign currency and adjusted applying the CER.

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 1:         (Continued)
------ The obligations of the Public Sector converted into pesos as explained above accrue interest at rates ranging from 2% to 5%, depending on the characteristics of the original debt.

                Decrees Nos. 644/02 and 79/03 established the steps to be taken by financial institutions to accept the new terms and conditions for receiving principal and/or interest payments on the secured loans. If financial institutions were to reject those terms and conditions, their situation will revert to the moment prior to the exchange.

                On August 27, 2002, National Executive Branch Decree No. 1579/02, instructed the Fiduciary Fund for the Provincial Development to assume the provincial debts instrumented in government securities, bonds, treasury bills or loans that are voluntarily converted into Secured Bonds.

                Through Resolutions Nos. 539/02 and 611/02 dated October 25 and November 12, 2002, respectively, the Ministry of Economy of the Nation established the unified calculation method applicable to debts encompassed by the conversion regime laid down by Decree No. 1579/02, and set a time limit within which financial institutions having made offers to convert provincial public debt within the framework of Decree No. 1387/01 and complementary rules may declare their intention to withdraw those offers.

                On November 19, 2002, the Ministry of Economy of the Nation issued Resolution No. 624/02, establishing the provincial public debt eligible to be exchanged for bonds and secured loans issued by the Fiduciary Fund for the Provincial Development. In addition, Resolutions Nos. 742/02 and 135/03 communicated the acceptance of certain exchange offers made by financial institutions.

                Reorganization and bankruptcy proceedings
                -----------------------------------------

                On January 30, 2002, Law 25563 on reorganization and bankruptcy proceedings was enacted, which declared a production and credit emergency generated by the crisis that affected Argentina, and postponed all judicial and out-of court foreclosures, as well as all petitions for bankruptcy until December 10, 2003. Subsequently, Law 25820 was promulgated, which extended the public emergency declaration until December 31, 2004.

                Law 25972 extended this public emergency declaration until December 31, 2005.

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 1:         (Continued)
                Suspension of the application of Section 94, subsection 5
                and Section 206 of Law 19550 (Commercial Companies Law)
                ----------------------------------------------------------------

                Decree 1269/02 has suspended until December 10, 2003 the application of Section 94, subsection 5 of Law 19550 which establishes that a company must be dissolved due to the loss of its corporate capital. Section 206, which establishes the mandatory capital reduction when losses exceed reserves and 50% of capital, has been suspended until that date. Under Decree 1293/03, these measures will remain in effect until December 10, 2004.

                Legal actions requesting protection of constitutional guarantees
                ----------------------------------------------------------------

                As a result of the measures adopted by the Government in relation to the pesification and rescheduling of foreign currency deposits, since December 2001, a significant number of complaints have been filed against the National State and/or institutions comprised in the financial system by individuals and legal entities, as they understand that those measures are in breach of constitutional and other rights.

                As of December 31, 2004, the court orders received by Banco de Galicia y Buenos Aires S.A. decreeing the reimbursement of deposits in their original currency or at the free exchange rate amounted to $ 16,778 and US$ 585,544 thousand. In compliance with court orders requiring the reimbursement of deposits under penalty of search and/or seizure and/or crimes involving illegal retention of deposits and/or disobedience, Banco de Galicia y Buenos Aires S.A. paid the amounts of $ 938,412 and US$ 123,013 thousand in respect of reimbursement of deposits in pesos and foreign currency.

                The method of proceeding in those lawsuits and the admission and execution of provisional remedies that decree, for any reason or title, the material delivery of the pledged assets to the petitioner has been a consequence of the challenging of the public emergency regulations by savers, especially Decree 214/02 and complementary and related provisions subsequently issued which attempted to suspend the execution of those measures (as well as Decree 320/02, Law 25587 and Decree 1316/02, which made an exception in those cases of humanitarian aid). Those norms have been declared unconstitutional by most courts, so the application of penalties of search and/or seizure to seek payment of deposits has not been completely suspended.

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 1:         (Continued)
                Furthermore, through Decrees Nos. 494/02 (published in the Official Gazette on March 13, 2002), 905/02, 1836/02 and 739/03
                the State established the option for savers to receive National Government Bonds in exchange for rescheduled deposits, under the terms and in the manner prescribed therein.

                The difference between the amount paid as a result of the above-mentioned court orders and the amount resulting from converting deposits at $ 1.40 per US dollar, adjusted by applying the CER and interest for $ 650,318, as of December 31, 2004 it has been recognized in Intangible Assets by Banco de Galicia y Buenos Aires S.A., net of related amortization for $ 451,428, as called for by Argentine Central Bank Communique "A" 3916. As of December 31, 2003, Banco de Galicia y Buenos Aires S.A. had recognized $ 564,900, net of related amortization for $487,020.

                Banco de Galicia y Buenos Aires S.A. has repeatedly reserved its right to claim compensation for damages caused by the reimbursement of deposits in US dollars or their equivalent in pesos at the free exchange rate, decreed under precautionary measures or judgments issued by courts, and which have not been included by the National State in the calculation of the compensation to Financial Institutions. The method of accounting for that compensation as a deferred loss, envisaged by the Argentine Central Bank in the mentioned Communique "A" 3916, does not affect the legitimacy of the rights. Banco de Galicia y Buenos Aires S.A. has reserved its rights for such purposes.

                On December 30, 2003, Banco de Galicia y Buenos Aires S.A. formally requested from the National Executive Branch, with a copy to the Ministry of Economy of the Nation and the BCRA, compensation for damage suffered by Banco de Galicia y Buenos Aires S.A. as a result of the "asymmetrical pesification" and especially that deriving from the negative effect on assets and liabilities caused by court decisions which, sustaining legal actions filed by savers, ordered Banco de Galicia y Buenos Aires S.A. to reimburse deposits at a higher exchange rate than US$ 1=$ 1.40. In this connection, compensation for amounts paid in compliance with final and conclusive court decisions was requested, without prejudice to such other amounts as may be ordered to be paid upon the issue of new final and conclusive court decisions that permit Banco de Galicia y Buenos Aires S.A. to seek liquidated damages.

                The Argentine Supreme Court of Justice ruled on the case entitled Province of San Luis vs Argentine Federal Government declaring article 2 of Decree No.214/02 unconstitutional.

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 1:         (Continued)
------ On July 13, 2004, the Argentine Supreme Court of Justice ruled on the case entitled "Cabrera Geronimo Rafael et al v. National Executive Branch, on legal action requesting protection of constitutional guarantees", and rejecting payment of the difference between the amount of a dollar-denominated deposit and the amount resulting from converting to pesos the amount of that deposit at the $ 1.40=US$ 1 exchange rate plus CER, on the grounds that the saver has voluntarily collected that amount in pesos prior to the filing of the legal action, without making any reservation. It is expected that this ruling will prevent the so-called "second generation legal actions" from being filed, the facts invoked therein being similar to those resolved by the Court.

                On October 26, 2004, the Argentine Supreme Court of Justice ruled on the case entitled "Bustos, Alberto et al v. National State, on legal action requesting protection of constitutional guarantees", admitting the declaration of national emergency established by Law 25561 and the constitutionality of Section 2 of Decree 214/02, and overruling the decision that ordered the repayment of a US dollar-denominated deposit to a group of savers. Notwithstanding the fact that under Argentine law the Higher Court rulings are not mandatory for lower courts, this ruling is expected to set a precedent in similar cases to be heard by those courts.

                Compensation to financial institutions
                --------------------------------------

                Decree No. 214/02 Section 7 provides the issue of a Bond payable with the funds of the National Treasury to cover the deficit in the financial system arising from the imbalance generated by the application of the devaluation and the asymmetric conversion into pesos of assets and liabilities.

                In fact, in accordance with the provisions of Law 25561 and Decrees Nos. 214/02, 320/02, 410/02, 471/02, 704/02, 905/02 and
                992/02 and their amendments and complementary rules, and of Argentine Central Bank Communiques "A" 3467, 3507, 3561 and 3648 and their amendments and complementary rules, a significant portion of foreign currency assets and liabilities that formed part of the net foreign currency position as of December 31, 2001, were converted into pesos at different exchange rates.

                In June 2002, Decree 905/02 established the method of calculating the amount of the compensation to be received by financial institutions, which replaced Decree 494/02 that had previously established such method.

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 1:         (Continued)
                Sections 28 and 29 of that Decree established the restoration of financial institutions' equity at the time of the conversion into pesos, by compensating them for:

                a) The losses arising from the conversion into pesos of a large portion of their obligations at the exchange rate of $ 1.40 per US dollar, which is higher than the exchange rate of $ 1 per US dollar applied for the conversion into pesos of certain receivables in foreign currency, by means of the delivery of a Compensatory Bond, for which the issuance of "National Government Bonds in pesos, due 2007" (BODEN 2007), was established;

                b) The mismatch of their foreign currency positions after the mandatory conversion into pesos of a portion of their loan and deposit portfolios, by transforming the Compensatory Bond originally issued in pesos into a dollar denominated bond and, if necessary, through the subscription of a dollar-denominated Hedge bond. To this end, the issuance of dollar-denominated "National Government Bonds, Libor 2012" (BODEN 2012) has been established.

                Thus, a total original compensation amount of US$ 2,254,027 thousand in BODEN 2012 (face value) was determined for Banco de Galicia y Buenos Aires S.A.

                In relation to the process for the determination of the compensation amount, on October 30, 2003, the BCRA sent a letter to Banco de Galicia y Buenos Aires S.A. in which it formulated observations on certain criteria and the computation of certain items that would modify the final amount of the compensation. Banco de Galicia y Buenos Aires S.A. accepted and recognized in the previous year an adjustment to the original face value of US$ 53,946 thousand, and on April 12, 2004, in a letter addressed to the BCRA, answers to the observations made were provided and rectification was formally requested by Banco de Galicia y Buenos Aires S.A. On that date, Banco de Galicia y Buenos Aires S.A. also answered the observations on current account and credit card debit balances, challenging the observations made by the BCRA and filing the pertinent motion for reconsideration. In a letter dated August 23, 2004, the BCRA informed Banco de Galicia y Buenos Aires S.A. that as a result of the review of the supplementary information submitted and certain explanations on regulations, it agreed in certain cases with the criterion followed by Banco de Galicia y Buenos Aires S.A., while it maintains observations on other criteria.

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 1:         (Continued)
------ Banco de Galicia y Buenos Aires S.A. accepted some of these observations, and has requested examination of the pertinent records to determine their grounds. As a result of the adjustments accepted and the changes in regulations introduced by Communiques "A" 4122 and "A" 4130, the final amount to be compensated to the mentioned Entity, including the hedge bond, would be US$ 2,189,781 thousand in BODEN 2012 (face value). This figure includes adjustments for US$ 41,167 thousand made by the BCRA that were not accepted by the mentioned Bank and issues pending resolution by the BCRA for US$ 21,260 thousand, which would make an undisputable amount of US$ 2,127,354 thousand.

                In the opinion of the legal advisors of Banco de Galicia y Buenos Aires S.A., the determination of the compensation amount, which is still in the process of being analyzed, has been made by that Bank on the basis of a proper interpretation of current legislation. At the date these financial statements were prepared, no resolution had yet been issued by the BCRA, therefore the final amount is subject to its approval and modifications.

                Banco de Galicia y Buenos Aires S.A. records overall provisions in "Provisions for Other Contingencies", under liabilities, which would enable it to neutralize the effects on its assets and liabilities of a probably unfavorable decision on the issues being analyzed.

                At December 31, 2004, the amount of $ 4,732,288 for the compensation to be received was recorded in "Other receivables resulting from financial brokerage - In foreign currency - Compensation to be received from the National Government".

                The "Government securities - In foreign currency - Holdings of investment accounts" caption includes $ 601,264 for the securities received for the compensation, net of the transfers made to Banco de Galicia Uruguay S.A., of those used to settle debts and in repo transactions. The amount of $ 374,792 used in repo transactions has been recognized under "Other receivables resulting from financial brokerage - In foreign currency - Forward purchases of securities under repo transactions and under Miscellaneous Receivables".

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 1:         (Continued)
                The advance to be requested from the Argentine Central Bank for the subscription of the Hedge bond, including the effect of Decree 2167/02, was recorded in "Other liabilities resulting from financial brokerage - In pesos - Advances for the acquisition of dollar-denominated "National Government Bonds, Libor 2012", for $ 1,673,147 which, including the adjustments from application of the CER and accrued interest for $ 1,047,596, totals $ 2,720,743.

                The conditions for financing the subscription of the "National Government Bonds in US dollars Libor 2012" have been stipulated in Section 29, subsection g) of Decree 905/02 and contemplate the delivery by financial institutions of assets as collateral for at least 100% of the advance received.

                In addition, Banco de Galicia y Buenos Aires S.A. submitted a letter to the BCRA requesting authorization to transfer securities for an amount equivalent to the net effect of the compensation received for the assets converted into pesos, recorded by the subsidiary Banco Galicia Uruguay S.A. Such request was rejected by that Entity through Resolution No. 162 dated May 28, 2004, notice of which was given to Banco de Galicia y Buenos Aires S.A. on June 3, 2004. In order to learn more about the grounds stated in that resolution, that Bank has requested authorization to examine the records of the case in full, as well as the other records mentioned in that resolution.

                Compensation for application of the CER/CVS
                -------------------------------------------

                Law 25796 established compensation to financial institutions for the negative effects on their equity derived from the application of the CER to deposits originally denominated in foreign currency and converted to pesos, and from the application of the CVS to certain loans. This compensation will be paid through the delivery of BODEN 2013.

                On May 3, 2004, through Resolution 302/2004 the Ministry of Economy and Production approved the calculation method to be used by the Finance Secretariat to determine the face value amount of the "National Government Bonds in pesos at variable rates due 2013" to be delivered to the financial institutions adhering to the Compensation Regime created by Law No. 25796. The above resolution and BCRA Communique "A" 4136 have regulated that compensation regime in such a way that, in the opinion of Banco de Galicia y Buenos Aires S.A. Management, it is contrary to the provisions of Law No. 25796. For this reason, on May 6, 2004 Banco de Galicia y Buenos Aires S.A. made a submission to the National Executive Branch, the Ministry of Economy and the BCRA, maintaining the claim made

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 1:         (Continued)
------          on December 30, 2003 and expanding on its justification.
                As the deadline granted by the Argentine Central Bank for adhering to the established compensation regime expired on May 18, 2004, on that date Banco de Galicia y Buenos Aires S.A. made a new submission to the Ministry of Economy and the Argentine Central Bank reiterating its wish to be compensated for the negative effects on its equity derived from application of the CVS to certain assets converted into pesos and from the unequal application of the CER to certain liabilities, and challenging Ministry of Economy Resolution No. 302/2004 under the terms of
                Section 24 of Law 19549.

                At the end of the previous year, Banco de Galicia y Buenos Aires S.A. had recorded the estimated recoverable value of that compensation as provided for by regulations in force at that date.

                As of December 31, 2004, in view of the lack of resolution on this issue, the above mentioned asset has been written off (see
                Note 12 to the consolidated financial statements).

                This accounting recognition does not affect Banco de Galicia y Buenos Aires S.A.'s right to seek relief for all the losses derived from the unequal application of the CER to deposits originally denominated in foreign currency subsequently converted to pesos, and application of the CVS to certain receivables.

                Banco de Galicia y Buenos Aires S.A. maintains its claims, on which no resolution has been issued so far.

                Treatment of extraordinary assistance to financial institutions by the Argentine Central Bank
                ----------------------------------------------------------------

                Decree 739/03 issued on March 28, 2003 establishes a voluntary procedure for the repayment of the assistance to financial institutions by the Argentine Central Bank during the economic crisis that affected the financial system as from 2001. The basic criterion consists of balancing the cash flows of financial institutions that are debtors for rediscounts and creditors for holdings of public sector securities at the same time.

                On February 3, 2004, the BCRA informed Banco de Galicia y Buenos Aires S.A. that it had approved the latter's request for adherence to the regime for repayment of debt with the BCRA for liquidity reasons, as called for by Decree No. 739/03, and complemented by Decree No. 1262/03, as well as the amortization schedule proposed, the term of which is 92 months, on the basis of the minimum amortization period established by applicable regulations and of the cash flow provided by the assets eligible for collateral for repayment of the debt. On March 2, 2004, the first installment was paid.

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 1:         (Continued)
------ As of December 31, 2004 the assistance from the Argentine Central Bank amounted to $ 5,690,864 (principal plus adjustments).

                Situation of Banco de Galicia y Buenos Aires S.A. and its subsidiaries

                ----------------------------------------------------------------
                To confront the crisis that affected the financial system in general and Banco de Galicia y Buenos Aires S.A. in particular at the end of 2001 and in early 2002, in May 2002, the "Galicia Capitalization and Liquidity Plan" (the "Plan") was implemented. Its main objectives were: 1) the immediate restoring of Banco de Galicia y Buenos Aires S.A. liquidity levels by providing it with sufficient funds for it to be able to reimburse a significant portion of its demand deposits without requiring any financial assistance from the Central Bank; 2) the orderly winding up of its operating units abroad, 3) the streamlining of the mentioned Bank's structure to adapt it to the lower levels of activity, and 4) an increased capitalization under the foreign debt renegotiation process.

                This Plan was approved by the Board of Directors of the BCRA on May 3, 2002.

                Banco de Galicia y Buenos Aires S.A. has met all the objectives set so far.

                After the initial strengthening of Banco de Galicia y Buenos Aires S.A. solvency, its liquidity levels stabilized and were rebuilt, no further financial assistance having been required from the BCRA. Banco de Galicia y Buenos Aires S.A also made significant progress in the adaptation of its corporate structure, which was accompanied by a strict expense reduction policy.

                As regards the restructuring of its foreign debt, Banco de Galicia y Buenos Aires S.A. managed to refinance the liabilities of its New York Branch (which was closed down in January 2003) and of its subsidiaries Galicia Uruguay and Galicia Cayman, consisting mainly of deposits. Furthermore, with the approval of the BCRA, the debt carried with Galicia Uruguay for a principal amount of US$ 399,500 thousand was restructured.

                In May 2004, an agreement was signed, which enabled refinancing the Head Office's and Cayman Branch's debts.

                The basic refinancing offer terms and conditions were approved by the Argentine Central Bank through Resolution No. 152/04, subject to certain requirements, compliance with which by Banco de Galicia y Buenos Aires S.A. is still being analyzed at that Entity.

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 1:         (Continued)
------ The offer expired on April 27, 2004, a debt for a total principal amount of US$ 1,320,900 thousand, representing 98.2% of the total restructured principal amount, having been validly exchanged.

                Based on the options exercised, the final outcome of the restructuring was as follows:

                -The following debt instruments were issued:

                - long-term debt instruments for US$ 648,500 thousand, of which US$ 464,800 thousand will be US dollar-denominated Negotiable Obligations due 2014, while the remainder will be instrumented as loans to Banco de Galicia y Buenos Aires S.A..

                - medium-term debt instruments for US$ 399,800 thousand, of which US$ 352,800 thousand will be US dollar-denominated Negotiable Obligations due 2010, while the remainder will be instrumented as loans to Banco de Galicia y Buenos Aires S.A..

                -subordinated debt instruments for US$ 230,000 thousand, of which US$ 218,200 thousand will be US dollar-denominated subordinated Negotiable Obligations due 2019, while the remainder will be instrumented as loans to Banco de Galicia y Buenos Aires S.A.

                In addition, commercial creditors have accepted the terms and conditions for the refinancing of their receivables in the amount of US$ 24,400 thousand.

                - US$ 36,900 thousand, for debt equivalent to US$ 45,000 thousand, were transferred to creditors who have opted to receive National Government Bonds due 2012 (BODEN 2012), and US$ 13,600 thousand, for debt equivalent to US$ 26,800 thousand, were paid to creditors who have participated in the cash offer. In addition, under the terms of the agreement, an interest payment of US$ 15,500 thousand was made.

                On the settlement date, US$ 42,400 thousand in excess of the cash offer were used to redeem in advance "pro rata and pari passu" the "US dollar-denominated Negotiable Obligations due 2014".

                The agreements executed within the framework of Banco de Galicia y Buenos Aires S.A.'s foreign debt restructuring established that the mentioned Bank may not, directly or indirectly, declare or pay dividends or make distributions on shares of common stock, except for stock dividends or distributions. This restriction shall not apply to dividends paid to Banco de Galicia y Buenos Aires S.A. by a consolidated subsidiary.

                Notwithstanding this, those agreements foresee that Banco de Galicia y Buenos Aires S.A. may directly or indirectly declare or pay dividends, and may allow its subsidiaries to do so, if "(i) no Default or Event of Default has taken place and continues to take place immediately before and after such payment has been made; (ii) the total outstanding Senior Debt were to be equal to or lower than fifty percent (50%) of the total Senior Debt amount originally issued; and (iii) Banco de Galicia y Buenos Aires S.A. were to

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 1:         (Continued)
------ reimburse two US dollars (US$ 2) of the Long-term Debt principal amount for each US dollar (US$ 1) paid in dividends.

                Restrictions have also been imposed on making certain types of investments; using the proceeds from the sale of certain assets or from the issue of debt or shares; participating in certain operations with subsidiaries, non-financial activities and compliance with certain financial ratios.

                Compliance with the commitments undertaken will be subject to the prior approval of the Argentine Central Bank, as called for by current regulations.

                The conclusion of the above process enabled restructuring the foreign financial liability repayment terms, by adapting the expected payment expenses and making Banco de Galicia y Buenos Aires S.A. future development more foreseeable, as well as complying with the increased capitalization envisaged in the Plan.

                As a result of this restructuring, Banco de Galicia y Buenos Aires S.A. has increased its regulatory capitalization levels by approximately US$ 278,700 thousand, because of relief granted in respect of principal and interest for US$ 48,700 thousand, which were recognized under Financial income - "Others" and Financial expenses - "Interest expense for other Liabilities resulting from financial brokerage", respectively. Also, subordinated debt for US$ 230,000 thousand was issued, which is considered to be capital for regulatory purposes. As a result of the restructuring of the New York Branch in 2002, Banco de Galicia y Buenos Aires S.A. had increased its capitalization levels by US$ 43,000 thousand.

                Claims due to foreign exchange differences arising from the repayment of financial assistance during the exchange holidays that took place in January 2002
                --------------------------------------------------------------

                During December 2001, Banco de Galicia y Buenos Aires S.A. received liquidity assistance loans in pesos from the Argentine Central Bank. These assistance loans were repaid applying resources in US dollars granted by the Bank Liquidity Fund (BLF) on January 2 and 4, 2002.

                At the date those funds were credited, the Argentine Central Bank had declared exchange holidays.

                Before the markets were reopened, Law 25561 was enacted on January 6, 2002, which repealed the convertibility system and fixed the new exchange rate of $ 1.40 per US dollar.

                As a result of the mentioned norms, during the exchange holidays Banco de Galicia y Buenos Aires S.A. was unable to perform exchange operations.

                Accordingly, the funds in US dollars credited by the BLF on January 2 and 4, 2002 had to remain in US dollars until the markets were reopened.

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 1:         (Continued)
------ At the date markets were reopened, in view of the terms and conditions of the norms in force, the US dollar was sold at $ 1.40.

                For this reason, when the Argentine Central Bank allocated US$ 410,000 thousand for Banco de Galicia y Buenos Aires to repay the financial assistance provided to it, should have allocated US$ 410,000 thousand at $ 1.40, that is, the amount of $574,00.

                This has affected the guarantees of inviolability of private property and equality under the law.

                Banco de Galicia y Buenos Aires S.A. considers that the difference of $ 164,000 should be returned to it restated as of January 2002, or its equity should be restored for an equivalent amount. This right has not been given accounting recognition in the present financial statements.

                Banco de Galicia Uruguay S.A. and Banco de Galicia (Cayman) Limited (In Provisional Liquidation)
                ----------------------------------------------------------------

                The situation described above also affected Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Ltd. (In Provisional Liquidation), entities controlled by Banco de Galicia y Buenos Aires S.A..

                On February 6, 2002, Banco Galicia Uruguay S.A. submitted a letter to the Central Bank of Uruguay in order to: (i) inform it of its temporary lack of liquidity, which prevented it from continuing to face the withdrawal of deposits; (ii) request financial assistance from that entity to be able to preserve its ability to reimburse all deposits in an orderly manner and face the withdrawal of funds generated by the developments that took place in Argentina, and (iii) request the authorization of that entity to temporarily suspend its operations.

                On February 13, 2002 the Central Bank of Uruguay resolved to preventively intervene in Banco Galicia Uruguay S.A. and temporarily suspend all its activities for a term of 90 days, which was subsequently extended.

                Within this context, Banco de Galicia y Buenos Aires S.A. and Galicia Uruguay agreed to take the necessary steps to provide the latter with the necessary sums for it to be able to reimburse all its deposits, where applicable, with the prior authorization of the Argentine Central Bank.
                Subsequently, the two entities signed a complementary agreement clarifying the direct or indirect legal effects arising from the statements and covenants of the agreement and the enforceability of the rights assumed shall be subject to compliance with the normalization of Banco de Galicia y Buenos Aires S.A. economic and financial situation and repayment of the assistance

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 1:        (Continued)
------ from the Argentine Central Bank, as provided for by the whereas clause No. 52 of BCRA Resolution No. 281.

                On December 23, 2002, Galicia Uruguay restructured its deposits with a high degree of acceptance on the part of depositors.

                This restructuring consisted of an initial payment of 3% in cash to each holder of time, savings account and demand deposits as of February 13, 2002, as well as the delivery of transferable rescheduled time deposit certificates or negotiable obligations for the remainder.

                As from June 2003 Galicia Uruguay began to receive statements of interest from its depositors in relation to various options for exchanging their deposits rescheduled in 2002 for different proportions of BODEN 2012 and/or new negotiable obligations to be issued by that company. The purpose of this exchange was to voluntarily modify the profile of the debt already restructured to satisfy the preferences of customers for different combinations of liquidity and return, and to improve the distribution of cash flows over time.

                The first term for this voluntary exchange expired on July 24, 2003. The customers of Banco Galicia Uruguay SA exercised those options in a total amount of US$ 185,000 thousand, which included opting to receive Boden 2012 for US$ 137,000 thousand, in addition to new negotiable obligations to be issued by Galicia Uruguay.

                The second term for the voluntary exchange expired on February 20, 2004 and Galicia Uruguay received statements of interest from its customers for a total amount of approximately US$ 206,000 thousand.

                As of December 31, 2004 the rescheduled obligation balance (time deposits and negotiable obligations) amounted to $ 1,239,343. At the date of these financial statements, the first two instalments for September 2003 and 2004 had been paid.

                Through Resolution No. 338, the BCRA approved the terms and conditions for the restructuring of the debt of US$ 399,500 thousand (principal) that Banco de Galicia y Buenos Aires S.A. carried with Galicia Uruguay, as well as the transfer to that entity of cash for US$ 72,100 thousand (principal amount) and Boden 2012 for US$ 137,000 thousand (face value), in payment of the first principal installment and interest thereon due at August 15, 2003.

                Payment of the balance of around US$ 221,600 thousand was agreed in 8 annual consecutive installments falling due in August of each year.

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 1:         (Continued)
------          On April 2, 2004, Banco de Galicia y Buenos Aires S.A.
                transferred Galicia Uruguay BODEN 2012 for US$ 170,000 thousand (face value), which were firstly allocated to interest payments for US$ 4,000 thousand accrued until April 2, 2004, and subsequently to the early amortization of principal amount installments for US$ 111,500 thousand on the debt held by the Cayman Branch with Galicia Uruguay, falling due within longer terms.

                In June 2004, the Uruguayan and Argentine regulatory authorities established the creation of an instrument to secure obligations arising under the reorganization plan. It has been resolved that, together with the implementation thereof, the Entity's authorities envisaged in its by-laws will be restored.

                Considering that for purposes of the performance of these activities it is not necessary to obtain authorization to act as a commercial bank, it was resolved to maintain the authorization to operate granted by the National Executive Branch and withdraw the Central Bank of Uruguay authorization, Galicia Uruguay continuing to be intervened until such instrument is implemented.

                The adoption of this resolution by the Central Bank of Uruguay does not affect the rights of depositors and holders of obligations arising under the reorganization plan approved by the Uruguayan courts, nor shall it affect successive debt swaps undertaken by the Entity.

                At the beginning of 2002, the situation of Banco Galicia Uruguay S.A. affected its subsidiary Banco de Galicia (Cayman) Ltd. (In provisional liquidation) because one of its main assets was a deposit for US$ 79,500 thousand in Banco Galicia Uruguay SA. Consequently, at the request of that subsidiary, on July 18, 2002 the authorities in the Cayman Islands appointed a provisional liquidator in order to reach a voluntary restructuring agreement between that Entity and its creditors, as an alternative to that Entity's liquidation.

                At the end of May 2003, Galicia Cayman and the Provisional Liquidator formulated a proposal for the restructuring of that Entity and with the authorization of the court in the Cayman Islands ("the Court") they distributed the plan to all creditors for their consideration. The restructuring plan will be in force until April 30, 2012. While this plan remains in effect, the subsidiaries' assets will be administered by the liquidators for the benefit of creditors.

                On May 29, 2003 the restructuring proposal made to creditors was submitted to the Court. The terms of this proposal were as follows: an initial cash payment of 5% of the amount of the debt (principal and interest) due as of July 18, 2002, plus a transferable time deposit certificate for 95% of the amount of the debt (principal and interest) due as of July 18, 2002. After the debt with all Class A creditors has been repaid, the remaining assets of

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 1:         (Continued)
                Banco de Galicia (Cayman) Limited (In Provisional liquidation) shall be allocated to the repayment of the US$ 2,900 thousand debt held with Galicia Pension Fund Ltd. (a subsidiary of Banco de Galicia (Cayman) Limited (In Provisional Liquidation), which is subordinated to the repayment of the debt with all Class A creditors. Furthermore, a subordinated loan for US$ 1,200 thousand was obtained from, the parent company of Banco de

                Galicia y Buenos Aires S.A., which shall be repaid after the debt with all creditors according to the proposed plan has been amortized.

                The degree of acceptance of the proposed plan exceeded the legal majorities and with the approval of the proposed plan by the Court in the Cayman Islands and its registration with the Company Record of that jurisdiction, both of them having taken place on July 16, 2003, the proposed plan came into force as from that date and has effects and is mandatory for all creditors.

                This initial payment was made on August 8, 2003, and the last installment will fall due in September 2011. At the date of these financial statements, the first two instalments for September 2003 and 2004 had been paid.

                As of December 31, 2004, the financial statements have been consolidated on a line-by-line basis with the balances of Banco Galicia Uruguay S.A., Banco de Galicia (Cayman) Limited (In Provisional Liquidation) and its subsidiaries.

                The individual financial statements of Banco de Galicia y Buenos Aires S.A. include the investment in Banco de Galicia (Cayman) Ltd. (In Provisional Liquidation) according to the equity method of accounting, while $ 563,190 have been recorded in Provisions for other contingencies, under liabilities, to cover the deficit in the equity of Banco Galicia Uruguay S.A.
                In view of this, Banco de Galicia y Buenos Aires S.A. ratified its intention to meet the commitments previously undertaken with its Uruguayan subsidiary, subject to the necessary authorizations.

                The impact generated by these circumstances on Banco de Galicia y Buenos Aires S.A. and its subsidiaries' balance sheet and financial position as of December 31, 2004 was recognized in accordance with BCRA rules and on the basis of estimates made by that Bank's Management in those cases not specifically regulated. At the date of issue of these financial statements, it is not possible to foresee the future development of these variables and their possible effect on Banco de Galicia y Buenos Aires S.A. and consequently on Grupo Financiero Galicia S.A. Therefore, these financial statements should be analyzed considering those circumstances.

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 2:         FINANCIAL STATEMENT PRESENTATION BASIS
                --------------------------------------

                On February 19, 2003, through MD Resolution No. 5/03 the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA) approved Technical Pronouncement No. 21 "Equity value - consolidation of financial statements - information to be disclosed on related parties". This Technical Pronouncement and its amendments came into force for fiscal years commencing as from April 1, 2003. Furthermore, the CNV has adopted that Pronouncement establishing its mandatory application for fiscal years commencing as from April 1, 2004, its application in fiscal years commencing at an earlier date being admitted.

                These financial statements have been stated in thousands of Argentine pesos and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), approved with certain modifications by the CPCECABA, and in line with Resolutions issued by the CNV.

                The preparation of financial statements at a given date requires management of the Company to make estimates and assessments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the year. The management of the Company makes estimates to be able to calculate at a given time the depreciation and amortization charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Future actual results may differ from those estimates and assessments made at the date these financial statements were prepared.

                On March 25, 2003, the National Executive Branch issued Decree 664 establishing that the financial statements ending as from that date be stated in nominal currency. Consequently, in accordance with CNV Resolution No. 441/03, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in accordance with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, as of December 31, 2003, this departure has not produced a significant effect on the financial statements. The index used in restating the items in these financial statements is the domestic wholesale price index published by the National Statistics and Census Institute.

                The December 31, 2003 balances disclosed in these financial statements for comparative purposes arise from restating the financial statement

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 2:         (Continued)
                figures at that date, following the guidelines indicated in the preceding paragraphs.

                Furthermore certain financial statement figures for the year ended December 31, 2003 have been reclassified for purposes of their comparative presentation with those of the current year.

                The principal accounting policies used in preparing the financial statements are described below.

                a.   Assets and Liabilities in local currency

                     Monetary assets and liabilities which include, where applicable, the interest accrued up to the closing date, are stated at period/year end currency value, so they do not require any adjustment whatsoever.

                b.   Foreign currency Assets and Liabilities (US dollars)

                     Foreign currency assets and liabilities (in US dollars) have been stated at Banco de la Nacion Argentina buying and selling rates of exchange, respectively, in force at the close of operations on the last working day of each period/year. Interest receivable or payable has been accrued, where applicable.

                c.   Investments
                     c.1.  Current

                           Time and special current account deposits have been valued at face value, plus interest accrued at year end.

                           Government securities have been valued at year end market quotation.

                           Corporate securities have been valued at market quotation, plus interest accrued at year end.

                     c.2.  Non-current

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 2:      (Continued)
------ The negotiable obligations issued by Banco Galicia Uruguay have been valued at their face value, plus accrued interest at period/year end, which is recorded as current.

                           Banco de Galicia y Buenos Aires S.A. subordinated Negotiable Obligations due in 2019 have been added to the Company's assets at 73% of their dollar-denominated face value, as resolved by the Extraordinary Meeting of Shareholders held on January 2, 2004.

                           As of December 31, 2004, the Subordinated Negotiable Obligations of Banco de Galicia y Buenos Aires S.A. falling due in 2019 have been valued in accordance with the guidelines of Technical Pronouncement No. 17 of the FACPCE, on the basis of: (i) the original measurement of the asset, (ii) the portion accrued on any difference between this measurement and the amount receivable upon maturity, calculated exponentially at the internal rate of return determined at the time of and on the basis of the initial measurement, under the conditions previously agreed, and (iii) net of collections made.

                           The equity investments in Banco de Galicia y Buenos Aires S.A., Net Investment S.A. and Galicia Warrants S.A. have been recognized according to the equity method of accounting as of December 31, 2004.

                           The financial statements of Banco de Galicia y Buenos Aires S.A. have been prepared in accordance with Argentine Banking GAAP, which differ in the aspects mentioned in Note 3.c. to consolidated financial statements from Argentine GAAP. This investment has been stated at equity value arising from financial statements valued in accordance with the above-mentioned standards.

                           The equity investment in Sudamericana Holding S.A. has been accounted for under the equity method, on the basis of September 30, 2004 financial statement, and considering the significant movements occurred from that date to the closing date of these financial statements, in accordance with Argentine GAAP.

                           The financial statements of Sudamericana Holding S.A. have been prepared as established by the National Insurance

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 2:
------       (Continued)
                           Superintendency (SSN), without recognizing the effect of inflation for January and February 2003. This criterion is not in accordance with Argentine GAAP. Nevertheless, this departure has not generated a significant effect on the financial statements of Grupo Financiero Galicia S.A.


                d.   Fixed assets

                     Fixed assets have been valued at their acquisition cost, restated to constant currency, as mentioned in the fourth and fifth paragraphs of this Note, net of the corresponding accumulated depreciation.

                     Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and vehicles and 600 months for real estate property.

                     The index-adjusted net book values of the assets, taken as a whole, do not exceed their value to the business at year end.

                e.   Intangible assets

                     Intangible assets have been valued at their acquisition cost, restated in constant currency, as mentioned in the fourth and fifth paragraphs of this Note, net of the corresponding accumulated amortization, calculated based on their estimated useful life. The Company has recorded a valuation allowance of $ 1,438 for the goodwill for the acquisition of the shares representing 87.50% of the capital stock and voting rights of Galicia Warrants S.A. (See Schedule E)

                     Amortization charges are calculated on a straight-line basis in equal monthly installments over 60 months. The index-adjusted net book values of the assets taken as a whole do not exceed their estimated recoverable value at period/year end.

                     The logotype and organization expenses were written off in fiscal 2003.

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 2:              (Continued)

                f.   Income Tax

                     The Company has recognized the income tax charge according to the deferred tax liability method, thus recognizing the timing differences between measurements of accounting and tax assets and liabilities. (See Note 13).

                     For purposes of determining the deferred assets and liabilities, the tax rate that is expected to be in force at the moment of their reversal or use has been applied to the timing differences identified and tax loss carry-forwards, under the legal regulations enacted at the date of issue of these financial statements.

                g.   Presumptive minimum income Tax

                     The Company determines the tax on minimum notional income at the statutory rate of 1% of the computable assets at year end. This tax is supplementary to the income tax. The Company's tax liability for each year is to coincide with the higher of the two taxes. However, if the tax on minimum notional income were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax to be generated in any of the next 10 fiscal years.

                     The Company has recognized the tax on minimum notional income accrued in the current year and paid in prior years as a credit, because it expects to be able to compute it as a payment on account of income tax in future years.

                h.   Shareholders' Equity

                     h.1. Activity in the shareholders' equity accounts has been restated as mentioned in the fifth and sixth paragraphs of this Note.

                            The "Subscribed and paid in capital" account has been stated at its face value and at the value of the contributions, in the currency value of the year in which those contributions were actually made. The adjustment derived from the restatement of that account in constant monetary units has been allocated to the Capital Adjustment account.

                     h.2.   Income and expense accounts

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                             (In thousands of pesos)


NOTE 2:  (Continued)

                            The results for each period have been disclosed at restated values following the guidelines detailed in the fourth and fifth paragraphs of this Note.

                i.  Statement of cash flows

                    The "Cash and banks" caption is considered to be cash. The activity in that statement has been presented in constant currency.

NOTE 3:         CASH AND BANKS
------          --------------
                The breakdown of this caption was as follows:

                                                     12.31.04      12.31.03
                                                   -------------  ------------
                Cash (Schedule G)                            463           932
                Banks - current accounts (Note 11)            77           231
                Checks for deposit                             -             1
                                                   -------------  ------------
                Total                                        540         1,164
                                                   =============  ==============

NOTE 4:         OTHER RECEIVABLES
------          -----------------


                The breakdown of this caption was as follows:

                                                     12.31.04      12.31.03
                                                ---------------- --------------
                Current
                Fiscal credits                                77            450
                Prepaid expenses                               7              6
                Sundry debtors (Note 11 and
                  Schedule G)                                  -          2,694
                Others                                         5          2,595
                                                -----------------  -------------
                Total                                         89          5,745
                                                =================  =============




NOTE 4:         (Continued)
------
                                                     12.31.04      12.31.03
                                                 --------------  ---------------
                Non-current
                Fiscal credits (Note 13)                      5              947
                Prepaid expenses                              1                2
                Sundry debtors (Note 11
                  and Schedule G)                         4.774            3,489
                                                 --------------  ---------------
                Total                                     4.780            4,438
                                                 ===================== =========

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                             (In thousands of pesos)


NOTE 5:         SALARIES AND SOCIAL SECURITY LIABILITIES

                The breakdown of this caption was as follows:

                                                     12.31.04       12.31.03
                                                  -------------   -------------
                Integrated Pension and Survivors'
                  Benefit System                             15              10
                Health care plans                             4               4
                Directors' and syndics' fees accrual        140              60
                                                   -------------  -------------
                Total                                       159              74
                                                   =============  =============

NOTE 6: TAX     LIABILITIES

                The breakdown of this caption was as follows:

                                                     12.31.04       12.31.03
                                                  -------------   -------------
                Current
                Income tax withholdings to be
                  deposited                                    5              22
                Value added tax                               12               -
                Income tax accrual, net                   28.311               -
                Provision for turnover tax, net               23               2
                Provision for presumptive minimum
                  income tax, net                              -             274
                Provision for tax on personal
                  assets                                   3.676               -
                                                  --------------  --------------
                Total                                     32.027             298
                                                  ==============  ==============

                Non-current                          12.31.04       12.31.03
                                                  --------------  --------------
                Deferred tax liability (Note 13)          26,383          43,354
                                                  --------------  --------------
                Total                                     26,383         43,354
                                                  ==============  =============

NOTE 7:         OTHER LIABILITIES
------          -----------------

                The breakdown of this caption was as follows:

                Current                              12.31.04       12.31.03
                                                  -------------   -------------
                Sundry creditors (Schedule G)                147            525
                Expense accrual (Note 11 and
                  Schedule G)                                967            829
                Directors' qualification bond                  3              -
                                                  --------------  -------------
                Total                                      1.117          1,354
                                                  ==============  =============

                Non-current                          12.31.04       12.31.03
                                                  --------------  --------------
                Directors' qualification bond                  3              6
                                                  --------------  -------------
                Total                                          3              6
                                                  ==============  =============

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 8:        CAPITAL STATUS
------         --------------

               As of December 31, 2004, the capital status of the Company was as follows:

               Subscribed,                                  Approved by
               issued, paid-            Restated
               in and                      to                                             Date of registration with
               registered     Face      constant                                             the Public Registry
               capital       Value      currency       Body               Date                  of Commerce
               ----------------------------------------------------------------------------------------------------
               Opening     1,092,407   2,407,080    Shareholders'        05.16.00
               balance                              meeting              07.24.00 and           08.09.00
                                                    Board of Directors   07.26.00
               ---------------------------------------------------------------------------------------------------

               Capital       149,000     149,000    Shareholders'        01.02.04,              06.08.04
               increase                                meeting           04.23.04 and
                                                    Board of Directors   05.13.04
                          ______________________

               Balance as  1,241,407   2,556,080
               of 12.31.04

NOTE 9: ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS AND DEBTS

               As of December 31, 2004 the breakdown of receivables, investments and debts according to their estimated collection or payment terms was as follows:



                                                      Salaries and
                                          Other      social security    Tax          Other
                          Investments   receivables   liabilities   liabilities   liabilities
----------------------------------------------------------------------------------------------

Falling due within:
1st  Quarter                 7.372           14            19              40          206
2nd Quarter                 29.862            6           140          31.987            3
3rd Quarter                      -           68             -               -          908
4th Quarter                    208            1             -               -            -
After one year             358.633        4.774             -          26.383            3
                         ---------------------------------------------------------------------
Subtotal falling due       396.075        4.863            159         58.410        1.120
                         ---------------------------------------------------------------------
No set due date          1.170.715            6              -              -            -
Past due                         -            -              -              -            -
                         ---------------------------------------------------------------------
Total                    1.566.790        4.869            159         58.410        1.120
                         ---------------------------------------------------------------------
Non-interest bearing     1.170.715        1.240            159         58.410        1.120
At a fixed rate            396.075        3.629              -              -            -
----------------------------------------------------------------------------------------------
Total                    1.566.790        4.869            159         58.410        1.120



NOTE 10:          EQUITY INVESTMENTS IN OTHER COMPANIES
-------           -------------------------------------
                  The breakdown of long-term investments was as follows:
NOTE 10:

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                             (In thousands of pesos)
NOTE 10 (Continued)
-------


                                          As of 12.31.04
--------------------------------------------------------------------------------------------------------------------
Issuing company                Shares            Percentage of interest held in        Principal          Face
                      ----------------------------------------------------------       line of            value
                                                                                       business           per share
                                                                    Possible
                         Type         Number      Total Capital       votes
------------------------------------------------------------------------------  ------------------------------------------

Banco de Galicia y      Ordinary            101                                        Financial          0.001
Buenos Aires S.A.       class "A"                                                      activities
                        Ordinary
                        class "B"   438,628,250                                                           0.001
                      --------------------------------------------------------
                          Total     438,628,351    93.591649%    93.591655%
                      ----------------------------------------------------------------------------------------------------

Net Investment S.A.     Ordinary         10,500        87.50%        87.50%           Financial
                                                                                         and
                                                                                      investment
                                                                                      activities          0.001
--------------------------------------------------------------------------------------------------------------------------
Sudamericana            Ordinary         31,302                                       Financial           0.001
Holding S.A.            class "A"                                                        and
                        Ordinary                                                      Investment
                        class "B"        41,735                                       activities          0.001
                      --------------------------------------------------------
                          Total          73,037    87.500899%    87.500899%
--------------------------------------------------------------------------------------------------------------------------

                                                                                     Issuer of
                                                                                     warehouse
                                                                                     receipts and
Galicia Warrants S.A.   Ordinary        175,000        87.50%        87.50%          warrants             0.001


                                          As of 12.31.03
--------------------------------------------------------------------------------------------------------------------------
Issuing company              Shares              Percentage of interest held in

                      --------------------------------------------------------       Principa            Facel
                                                                    Possible         line of             value per
                      Type           Number       Total Capital      votes           business            share
--------------------------------------------------------------------------------------------------------------------------
Banco de Galicia y   Ordinary              101                                       Financial           0.001
Buenos Aires S.A.    class "A"                                                       activities
                     Ordinary
                     class "B"     438,599,602                                                           0.001
                     ---------------------------------------------------------
                       Total       438,599,703    93.585537%    93.585542%
--------------------------------------------------------------------------------------------------------------------------
                                                                                     Financial
                                                                                        and
                                                                                     investment
Net Investment S.A.  Ordinary           10,500        87.50%        87.50%           activities          0.001
--------------------------------------------------------------------------------------------------------------------------
                     Ordinary                                                        Financial
Sudamericana         Class "A"          31,302                                          and              0.001
Holding S.A.         Ordinary                                                        investment
                     Class "B"          41,735                                       activities          0.001
                     --------------------------------------------------------
                       Total            73,037    87.500899%    87.500899%
-------------------------------------------------------------------------------------------------------------------------
                                                                                     Issuer of
                                                                                     warehouse
                                                                                     receipts
                                                                                        and
Galicia Warrants S.A. Ordinary         175,000        87.50%        87.50%           warrants            0.001
------------------------------------------------------------------------------------------------------------------------


 The financial condition and results of controlled companies were as follows:

                                                Issuing company
                            ---------------------------------------------------

                                        Banco de Galicia
           Financial condition          y Buenos Aires
              as of 12.31.04            S.A.                Net Investment S.A.
--------------------------------------------------------------------------------

Assets                                         22.259.495       3.860
Liabilities                                    21.061.248          45
Shareholders' equity                            1.198.247       3.815
Result for the fiscal year ended 12.31.04       (108.607)     (2.581)

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                             (In thousands of pesos)
NOTE 10 (Continued)
-------


                                                               Issuing company
                                                             -------------------
             Financial condition                               Galicia Warrants
              As of 12.31.04(*)                                      S.A.
--------------------------------------------------------------------------------
Assets                                                                  6.982
Liabilities                                                             2.080
Shareholders' equity                                                    4.902
Result for the period of  14 months ended 12.31.04                        506

(*) See Note 2.c.2.


                                                               Issuing company
                                                             -------------------
              Financial condition                                Sudamericana
                As of 9.30.04(*)                                 Holding S.A.
--------------------------------------------------------------------------------
Assets                                                                 27.868
Liabilities                                                                70
Shareholders' equity                                                   27.798
Result for period of 12 months ended 9.30.04                            4.246

(*) See Note 2.c.2.

                                                                          Issuing company
                                                                ------------------------------------
                                                                 Banco de Galicia
                                                                  y Buenos Aires    Net Investment
              Financial condition as of 12.31.03                       S.A.              S.A.
----------------------------------------------------------------------------------------------------
Assets                                                               21,186,558           5,779
Liabilities                                                          19,833,805              67
Shareholders' equity                                                  1,352,753           5,712
Result for the fiscal year ended 12.31.03                             (198,974)         (6,052)

                                                               Issuing company
                                                             -------------------
      Financial condition as of 10.31.03                       Galicia Warrants
                                                                     S.A.
--------------------------------------------------------------------------------
Assets                                                                  6,071
Liabilities                                                             1,154
Shareholders' equity                                                    4,917
Result for period of 12 months ended 10.31.03                             536

                                                               Issuing company
                                                             -------------------
      Financial condition as of 9.30.03                          Sudamericana
                                                                 Holding S.A.
--------------------------------------------------------------------------------
Assets                                                                 23,637
Liabilities                                                                86
Shareholders' equity                                                   23,551
Result for the period of 12 months ended 9.30.03                      (7,889)

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 11       INTERCOMPANY BALANCES AND TRANSACTIONS - SECTION 33 OF LAW 19550
-------       ----------------------------------------------------------------

               The financial statements include the following significant balances of the transactions carried out with Banco de Galicia y Buenos Aires S.A. and its subsidiaries:

Banco de Galicia y Buenos Aires S.A.                           12.31.04             12.31.03
                                                             ------------         ------------
ASSETS
Cash and banks - current accounts (Note 3)                             74                  225
Investments - time deposits (Schedules C and G)                    16.558                4,025
Investments - Negotiable Obligations (Schedules C and G)          232.256                    -
                                                             ------------         ------------
  Total                                                           248.888                4,250
                                                             ============         ============

                                                               12.31.04             12.31.03
                                                             ------------         ------------
LIABILITIES
Other liabilities - expense accrual (Note 7)                          161                  154
                                                             ------------         ------------
  Total                                                               161                  154
                                                             ============         ============

INCOME                                                        12.31.04              12.31.03
                                                             ------------         ------------
Financial income - interest on time deposits                           66                1.416
Financial income - CER adjustment to time deposits                    105                    -
Financial income - interest on negotiable obligations              32.584                    -
                                                             ------------         ------------
 Total                                                             32.755                1.416
                                                             ============         ============

EXPENSES
Administrative expenses (Schedule H)
  Fees for services                                                     3                    -
  Leasing of brand                                                    753                  722
  Bank charges                                                          6                    9
  General expenses                                                    197                   63
                                                             ------------         ------------
Total                                                                 959                  794
                                                             ============         ============

Banco Galicia (Cayman) Limited
                                                              12.31.04              12.31.03
                                                             ------------         ------------
ASSETS
Other receivables - Sundry debtors (Note 4 and
Schedule G)                                                         3,629                3,488
                                                             ------------         ------------
Total                                                               3,629                3,488
                                                             ============         ============

                                                              12.31.04              12.31.03
                                                             ------------         ------------
INCOME
Interest income - other interest                                       70                   31
                                                             ------------         ------------
Total                                                                  70                   31
                                                             ============         ============

Banco Galicia Uruguay S.A.
                                                              12.31.04              12.31.03
                                                             ------------         ------------
ASSETS
Other receivables - Sundry debtors                                  1.144                    -
Investments - Special current account deposits
(Schedules C and G)                                                     -                  428
Investments - Negotiable obligations (Schedules C and
G)                                                                126.585              126.792

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                             (In thousands of pesos)

                                                             ------------         ------------
Total                                                             127.729              127.220
                                                             ============         ============

LIABILITIES                                                    12.31.04              12.31.03
                                                             ------------         ------------
Other liabilities - Sundry creditors (Note 7 and
Schedule G)                                                             2                    -
                                                             ------------         ------------
Total                                                                   2                    -
                                                             ============         ============


INCOME                                                         12.31.04              12.31.03
                                                             ------------         ------------
Interest income - Interest on negotiable obligations                1.258                1.400
                                                             ------------         ------------
Total                                                               1.258                1.400
                                                             ============         ============
----------------------------------------------------------------------------------------------
EXPENSES                                                       12.31.04              12.31.03
                                                             ------------         ------------
Administrative expenses (Schedule H)
General expenses                                                        -                    1
                                                             ------------         ------------
Total                                                                   -                    1
                                                             ============         ============
----------------------------------------------------------------------------------------------
Galicia Valores S.A. Sociedad de Bolsa

                                                               12.31.04              12.31.03
                                                             ------------         ------------
EXPENSES
Financial loss on Indol                                                 -                    2
                                                             ------------         ------------
Total                                                                   -                    2
                                                             ============         ============

B2Agro S.A.
                                                               12.31.04              12.31.03
                                                             ------------         ------------
ASSETS
Other receivables - Sundry debtors (Note 4 and Schedule
G)                                                                      -                2,694
                                                             ------------         ------------
Total                                                                   -                2,694
                                                             ============         ============

INCOME                                                         12.31.04              12.31.03
                                                             ------------         ------------

Interest income - other interest                                       52                   95
                                                             ------------         ------------
Total                                                                  52                   95
                                                             ============         ============

Tarjetas del Mar S.A.                                          12.31.04              12.31.03
                                                             ------------         ------------
INCOME
Other income and expenses                                              27                   32
                                                             ------------         ------------
Total                                                                  27                   32
                                                             ============         ============

NOTE 12:       RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS
-------        ---------------------------------------------------

               At December 31, 2004 there are no restrictions on the distribution of the Company's retained earnings except for those established by the Argentine Commercial Companies Law and CNV Resolution No. 368/2001 in insofar as concerns the setting up of the Legal Reserve with 5% of the net income for the year until 20% of the capital stock is reached. (See Note 10 to the consolidated financial statements).

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 13:       INCOME TAX - DEFERRED TAX
-------        -------------------------

               Income tax has been determined according to the deferred tax method.

               The following tables show the changes and breakdown of deferred tax assets and liabilities:

               Deferred tax assets:

                                             Other receivables
                         --------------------------------------------------------------
         Item            Argentine source     Foreign source    Specific tax     Others      Total
                            tax losses          tax losses         losses
------------------------------------------------------------------------------------------------------
Opening balances                      914                  -               -         28         942
Charge to results                   (914)                  -              15     17.819      16.920
                       -------------------------------------------------------------------------------
Closing balances                        -                  -              15     17.847      17.862
======================================================================================================

               Deferred tax liabilities:

Item                                    Fixed assets       Investments           Total
Opening balances                                  10            43.344          43.354
Charge to results                                  3               888             891
                                     -----------------------------------------------------
Closing balances                                  13            44.232          44.245
                                     =====================================================

               Net deferred liabilities at period end, derived from the information included in the preceding tables, amount to $ 26,383.

               The following table shows the reconciliation of income tax charged to results to that which would result from applying the tax rate in force to the accounting loss:

Pre-tax loss for the year                                          (96.898)
Restatement of income and expense items                               2.428
Result of long-term investments                                      94.202
Consolidation adjustment per Technical Pronouncement No. 4           29.788
Sundry non-deductible expenses                                           51
Sundry income not included in the calculation                          (85)
Impairment of value of goodwill                                       (811)
Presumptive interest                                                     30
Non-deductible expenses                                              10.726
Organization expenses                                               (2.367)
                                                                  ---------
Taxable accounting result                                            37.064
Statutory tax rate                                                      35%
                                                                  ---------
Total income tax charge                                              12.973
Variation between closing and opening deferred tax assets            16.920
Variation between closing and opening deferred tax liabilities        (891)
                                                                  ---------
Subtotal                                                             29.002
Foreign source tax loss                                                (85)
                                                                  ---------
Tax determined                                                       28.917
                                                                  =========

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 14:       EARNINGS PER SHARE
-------        ------------------

               Below is a breakdown of the Earnings per share as of December 31, 2004 and 2003:

                                                             12.31.04               12.31.03
                                                          -------------          -------------
Loss for the year                                             (109.871)              (222.220)
Outstanding ordinary shares weighted average                  1.092.407              1.092.407
Adjustment derived from preferred share issue
convertible into Class B ordinary shares                         92.820                      -
Diluted ordinary shares weighted average                      1.185.227              1.092.407
Earning per ordinary share:
- Basic                                                        (0,1006)               (0,2034)
- Diluted                                                      (0,0927)               (0,2034)

NOTE 15:       SUBSEQUENT EVENTS
--------       -----------------

               After December 31, 2004, the Company made new cash irrevocable capital contributions in Net Investment S.A. for $ 32.

NOTE 16:       CAPITAL INCREASE
--------       ----------------

               On January 2, 2004, the Ordinary and Extraordinary Meeting of Shareholders of Grupo Financiero Galicia S.A. resolved to approve a capital increase for up to $ 149,000, taking it to $ 1,241,407 under the terms of Section 188, paragraph 2, of the Law on Corporations. This capital increase will be intended for the acquisition or receipt as a contribution of Subordinated Negotiable Obligations for up to US$ 100,000 thousand, or other debt securities to be issued by Banco de Galicia y Buenos Aires S.A., or other instruments representing receivables from that Bank, to be issued in exchange for the latter's due and payable debt under the terms of the restructuring of the foreign currency debt governed by foreign legislation being carried out by Banco de Galicia y Buenos Aires S.A., as described in Note 1 to these financial statements.

               The capital increase was consummated through the issuance of up to 149,000 non-voting preferred shares that have preference over ordinary shares, with a face value of one peso, convertible into ordinary Class B shares one year after their issuance, in the event of the Company's liquidation or a change of control over Grupo Financiero Galicia S.A., in both cases at a rate of one preferred share for one ordinary Class B share, which shall pay dividends as from the fiscal year in which they are subscribed. The above-mentioned preferred shares shall carry preemptive

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 16:       (Continued)

               and accretion rights over any eventual issuance of shares by the Company. The preferred shares were paid up at their face value plus a premium, either in cash or through a contribution in kind of those securities for up to US$ 100,000 thousand (face value), in the latter case at a rate of US$ 0.00067114 thousand (face value) of debt for each peso (face value) of shares.

               That Meeting of Shareholders resolved to set the value of the debt securities to be received at 73% of their face value in US dollars and, in the event of observations by the National Securities Commission (CNV), acceptance of a lower value of at least 70% shall be vested in the Board of Directors.

               On April 21, 2004, the CNV authorized the public offering of the preferred shares for up to $ 149,000, with a face value of $
               0.001 each, to be placed with a premium subscription, as well as the public offering of ordinary Class B shares with a face value of $ 0.001 each and entitled to one vote per share, to be exchanged for the preferred shares. On April 26 and 29, 2004, the Buenos Aires and Cordoba Stock Exchanges, respectively, authorized the listing of the preferred shares and the Class B ordinary shares arising from the conversion of those preferred shares.

               As a result of the full subscription and payment of the 149,000 non-voting preferred shares not yet issued, on May 13, 2004, the Company's Board of Directors has set the new Company's capital at pesos 1,241,407.

               This increase has been registered with the Superintendency of Corporations on June 8, 2004, under number 6,907, Book 25 of Companies by Shares.

               In addition, as a result of that capital increase, in May 2004 Grupo Financiero Galicia S.A. received in payment thereof 99,965,603 Subordinated Negotiable Obligations due 2019 (face value) issued by Banco de Galicia y Buenos Aires S.A.

NOTE 17:       PRIOR YEAR ADJUSTMENT
-------        ---------------------

               In the quarters ended March 31 and September 30, 2004, the Company recognized under Prior year adjustment the proportion attributable to its participation in Banco de Galicia y Buenos Aires S.A. for the adjustments made by that Bank in those periods (See Note 12 to consolidated financial statements).

               The prior year adjustment disclosed in the Statement of Changes in Shareholders' Equity for comparative purposes is composed of a gain adjustment of $ 40,758 derived from the application of the deferred tax method for calculating income tax and a loss of $ 37,792 (see preceding paragraph).

Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
Fixed assets and investments in assets of a similar nature
For the fiscal year ended December 31, 2004
In comparative format with the fiscal year ended December 31, 2003.
(In thousands of pesos)

                                                                      Schedule A

================================================================================
                                              ORIGINAL VALUES
                             --------------------------------------------------

                                  At
                             beginning of
Principal account                year       Increases   Deletions   At year end
Real estate                     3,258               -           -         3,258
--------------------------------------------------------------------------------
Furniture and facilities          206               1           -           207
--------------------------------------------------------------------------------
Hardware and software             521              64           -           585
--------------------------------------------------------------------------------
Total                           3,985              65           -         4.050
================================================================================



===============================================================================================================
                                                   DEPRECIATION
                              ------------------------------------------------------
                                                         For the year
                              Accumulated               ---------------                    Net book    Net book
                              at beginning              Rate              Accumulated      value at    value at
Principal account                of year   Deletions       %     Amount   at year end      12.31.04    12.31.03
Real estate                          128           -       2         62           190         3.068       3,130
---------------------------------------------------------------------------------------------------------------
Furniture and facilities             121           -      20         41           162            45          85
---------------------------------------------------------------------------------------------------------------
Hardware and software                305           -      20        110           415           170         216
---------------------------------------------------------------------------------------------------------------
Total                                554           -                213           767         3.283       3,431
===============================================================================================================

Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
Intangible assets
For the fiscal year ended December 31, 2004
In comparative format with the fiscal year ended December 31, 2003.
(In thousands of pesos)

                                                                      SCHEDULE B

                                    ORIGINAL VALUES
                    -------------------------------------------------

                         At
                    beginning of
Principal account       year       Increases  Deletions   At year end
Goodwill               20,064           -          -        20,064
---------------------------------------------------------------------
Total                  20,064           -          -        20,064

                                          AMORTIZATION
                    -------------------------------------------------------
                    Accumulated
                        at                    For the year      Accumulated   Valuation      Net book    Net book
                     beginning              ----------------        at        allowance      value at    value at
Principal account     of year    Deletions  Rate %    Amount     year end    (Schedule E)    12.31.04    12.31.03
Goodwill               10,868          -      20       4.013       14.881           1.438       3.745       6,947
------------------------------------------------------------------------------------------------------------
Total                  10,868          -               4.013       14.881           1.438       3.745       6,947

Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
Investments
Equity investments in Other Companies and Other Investments
Statement of Financial Condition as of December 31, 2004 and December 31, 2003 (In thousands of pesos)

                                                                      Schedule C

          Issuance and characteristics of the securities                 Book Value           Book Value
                                                                       as of 12.31.04       as of 12.31.03
--------------------------------------------------------------------------------------------------------------
Current  investments (*)
Special current account deposits (Notes 9 and 11 and Schedule G)                    55                 428
Mutual Funds (Note 9)                                                              265                 190
Time deposits (Notes 9 and 11 and Schedule G)                                   20.100              20,929
Government securities (Notes 9 and 11 and Schedule G)                            2.148                   -
Corporate securities (Notes 9 and 11 and Schedule G)                            14.666                   -
Negotiable Obligations  (Notes 9 and 11 and Schedule G)                            208               2,952
                                                                   -------------------------------------------
Total current investments                                                       37.442              24,499
==============================================================================================================

(*) include accrued interest.

Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
Investments
Equity investments in Other Companies and Other Investments
Statement of Financial Condition as of December 31, 2004 and December 31, 2003 (In thousands of pesos)

                                                             Schedule C (contd.)





                                                                                                 Quotation
                                                                                                 per share    Equity value
Issuance and characteristics of                             Face                 Acquisition       as of          as of
       the securities               Class                   Value      Number       cost         12.31.04       12.31.04
Non-current investments
Negotiable Obligations
(Note 11 and Schedule G)

Banco de  Galicia y Buenos
Aires S.A.                          Ordinary class "A"      0.001          101                           -
                                    Ordinary class "B"      0.001  438,628,250                      0.0038
                                                                   -------------------------
                                                                   438,628,351     2,571,482                     1,138,210


Net Investment S.A.                 Ordinary                0.001       10,500            23             -
                                    Irrevocable                                       22,429             -           4,400
                                    contributions

Sudamericana Holding S.A.           Ordinary class "A"      0.001       31,302                           -
                                    Ordinary class "B"      0.001       41,735                           -
                                                                   -------------------------
                                                                        73,037        33,003                        24,391

                                    Irrevocable
                                    contributions                                      9,916

Galicia Warrants S.A.               Ordinary                0.001      175,000        11,829             -           4,299




Total Non-current investments                                                      2,648,682                     1,171,300


                                                                              INFORMATION ON THE ISSUING COMPANY
                                                        ----------------------------------------------------------------------------
                                                                              LATEST FINANCIAL STATEMENTS (Note 10)
                                                        ----------------------------------------------------------------------------
                                                                                                                        % of equity
                                Book value  Book value  Principal                                  Net                    held in
Issuance and characteristics of    as of       as of     line of                     Capital     Income/  Shareholders'  the capital
       the securities            12.31.04    12.31.03   business              Date    Stock      (loss)      equity        stock
Non-current investments
Negotiable Obligations
(Note 11 and Schedule G)        358,633(5)    123,840

Banco de  Galicia y Buenos
Aires S.A.


                                 1,138,210  1,263,443 Financial            12.31.04  468,662  (108,607)(1)  1,198,247    93.591649%
                                                      activities

Net Investment S.A.                                   Financial and
                                  3,815(4)      5,975 investment                          12    (2,581)(1)      3,815    87.500000%
                                                      activities           12.31.04

Sudamericana Holding S.A.                             Financial and
                                                      investment
                                                      activities            9.30.04       83      2,992(2)     27,798    87.500899%
                                    24,391     20,675




Galicia Warrants S.A.                4,299      4,312 Issuer of
                                                      warehouse
                                                      receipts and
                                                      warrants             12.31.04      200        441(3)      4,902    87.500000%

Total Non-current investments    1,529,348  1,418,245

(1) for the fiscal year ended December 31, 2004.
(2) for the period of three months ended June 30, 2004.
(3) for the non-annual period of eight months ended December 31, 2004.
(4) includes valuation allowance for $585.
(5) includes accrued interest.

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                           Allowances and Provisions
                  For the fiscal year ended December 31, 2004
      In comparative format with the fiscal year ended December 31, 2003.
                            (In thousands of pesos)

                                                                      Schedule E

                                                    Balance at
                                                   beginning of                                        Balance at end
                    Captions                           year           Increases         Decreases          of year
-----------------------------------------------------------------------------------------------------------------------
Allowances:

Valuation allowance - Equity investment in
other companies (Schedule C - Continued)                      -             585                 -               585
Valuation allowance - Intangible assets
(Schedule B)                                              2,249               -             (811)             1,438
-----------------------------------------------------------------------------------------------------------------------
Total as of 12.31.04                                      2,249             585             (811)             2,023
-----------------------------------------------------------------------------------------------------------------------
Total as of 12.31.03                                          -           3,000             (751)             2,249
=======================================================================================================================

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                    Foreign Currency Assets and Liabilities
 Statement of Financial Condition as of December 31, 2004 and December 31, 2003
                            (In thousands of pesos)

                                                                      Schedule G

                                                                      Amount in                           Amount in
                                       Amount and type                Argentine                           Argentine
                                          of foreign                   currency     Amount and type of     currency
              Captions                     currency      Quotation   at 12.31.04     foreign currency    at 12.31.03
-----------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents
Cash                                   US$    155.35        2,939           457     US$        320.35           923
Banks                                              -        2,939             -                  0.49             1
Investments
Special current account deposits       US$     18,49        2,939            54     US$        148.70           428
Time deposits                          US$    173,35        2,939           509     US$      3,987.38        11,484
Government securities                  US$    730,79        2,939         2.148     US$             -             -
Corporate securities                   US$  4.990,07        2,939        14.666     US$             -             -
Negotiable obligations                 US$     70,68        2,939           208     US$      1,025.07         2,952
Other receivables
Sundry debtors                         US$         -        2,939             -     US$        935.31         2,694
                                                                     ----------                          ----------
Total Current Assets                                                     18.042                              18,482
                                                                     ----------                          ----------
NON-CURRENT ASSETS
Other receivables
Sundry debtors                         US$  1.624,16        2,939         4.773     US$      1,210.78         3,488
Investments
Negotiable obligations                 US$122.025,37        2,939       358.633     US$     43,000.00       123,840
                                                                     ----------                          ----------
Total Non-current Assets                                                363.406                             127,328
                                                                     ----------                          ----------
Total Asset                                                             381.448                             145,810
                                                                     ==========                          ==========
LIABILITIES
CURRENT LIABILITIES
Other liabilities
Sundry creditors                       US$     48,18        2,979          144      US$         23.32            68
Expense accrual                        US$    174,22        2,979          519      US$        134.22           393
                                                                     ----------                          ----------
Total Current Liabilities                                                  663                                  461
                                                                     ----------                          ----------
Total Liabilities                                                          663                                  461
=======================================================================================================================

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
         Information required by Section 64, subsection b) of Law 19550
                  For the fiscal year ended December 31, 2004
              In comparative format with the previous fiscal year.
                            (In thousands of pesos)

                                                                      Schedule H

                            Captions                                Total as of     Administrative      Total as of
                                                                     12.31.04          expenses          12.31.03
Salaries and social security charges                                         891               891               700

Services to the staff                                                         32                32                21

Training courses                                                              33                33                 5

Directors' and syndics' fees                                                 249               249               123

Fees for services (*)                                                      1.059             1.059             2.181

Fixed asset depreciation                                                     213               213               211

Intangible asset amortization                                              4.013             4.013             4.013

Leasing of brand (*)                                                          48                48                46

Stationery and office supplies                                                18                18                17

Condominium Expenses                                                          84                84                61

Entertainment, travel and per diem                                            42                42                28

Vehicle expenses                                                               -                 -                 4

Electricity and communications                                                64                64                73

Taxes, rates and assessments and contributions                             9.433             9.433               693

Bank charges (*)                                                              12                12                 3

General expenses (*)                                                       1.341             1.341               600
                                                                 ------------------------------------------------------
Total                                                                     17.532            17.532             8.779
=======================================================================================================================

(*) Balances net of eliminations corresponding to intercompany transactions (per Section 33 of Law 19550). See Note 11 to the financial statements.

                         Grupo Financiero Galicia S.A.
          "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
   Information required in addition to the Notes to the Financial Statements
                              For the fiscal year
             commenced January 1, 2004 and ended December 31, 2004.
                        Presented in comparative format
                             (In thousands of pesos)

NOTE 1:        LEGAL SYSTEMS
------         -------------

               There are no significant specific legal systems entailing the lapsing of contingent benefits envisaged by those regulations or their rebirth.

NOTE 2:        CLASSIFICATION OF RECEIVABLES AND DEBTS
------         ---------------------------------------

               2.1. Receivables: See Note 9 to the financial statements.

               2.2. Debts: See Note 9 to the financial statements.

NOTE 3:        CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR
------         FINANCIAL EFFECTS
------        -----------------------------------------------------------

               3.1. Receivables: See Notes 2.a., 2.b. and 9 and Schedule G to the financial statements.

               3.2. Debts: See Notes 2.a., 2.b. and 9 and Schedule G to the financial statements.


NOTE 4:        EQUITY INVESTMENTS IN OTHER COMPANIES - SECTION 33 OF LAW 19550
------         ---------------------------------------------------------------

               See Notes 9, 10 and 11 and Schedule C to the financial statements.

NOTE 5:        RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS
------         ---------------------------------------------------------

               As of December 31, 2004 and December 31, 2003 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

                         Grupo Financiero Galicia S.A.
          "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering" Information required in addition to the Notes to the Financial Statements
                                  (Continued)
                            (In thousands of pesos)

NOTE 6:        PHYSICAL INVENTORY OF INVENTORIES
------         ---------------------------------

               As of December 31, 2004 and December 31, 2003 the Company did not have any inventories.

NOTE 7:        FIXED ASSETS
------         ------------

               See Schedule A to the financial statements.

               a) As of December 31, 2004 and December 31, 2003 the Company did not have any technically appraised fixed assets.

               b) As of December 31, 2004 and December 31, 2003 the Company did not have any obsolete fixed assets which have a carrying value.

               c) As of December 31, 2004 and December 31, 2003, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted of using their value to the business, based on the possibility of absorbing future depreciation charges with the profits reported by it.

NOTE 8:        INSURANCE
------         ---------

               As of December 31, 2004 and December 31, 2003, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

                                                                   Book         Book
                                                                   Value        Value
                                                       Insured     as of        as of
Insured assets    Risks covered                        amount     12.31.04    12.31.03
Office assets     Fire, thunderbolt and/or explosion     200        215          301

                         Grupo Financiero Galicia S.A.
          "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering" Information required in addition to the Notes to the Financial Statements
                                  (Continued)
                            (In thousands of pesos)

NOTE 9:        ALLOWANCES AND PROVISIONS
------         -------------------------

               See Schedule E to the financial statements.

NOTE 10:       CONTINGENCIES
-------        -------------

               As of December 31, 2004 and December 31, 2003, there were no contingencies highly likely to occur which have not been given accounting recognition.

NOTE 11:       IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS
-------        -------------------------------------------------------

               As of December 31, 2004 and December 31, 2003, there were no irrevocable contributions towards future share subscriptions.

NOTE 12:      DIVIDENDS ON PREFERRED SHARES
-------       -----------------------------

               As of December 31, 2004 and December 31, 2003, there were no cumulative unpaid dividends on preferred shares.

NOTE 13:       LEGAL RESERVE
-------        -------------

               See Note 12 to the financial statements.

                         Grupo Financiero Galicia S.A.
          "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
       Supplementary and Explanatory Statement by the Board of Directors
                 For the fiscal year commenced January 1, 2004
         and ended December 31, 2004, presented in comparative format.
                            (In thousands of pesos)

As called for by the norms regarding accounting documentation of the Cordoba Stock Exchange Regulations, the Board of Directors takes pleasure in submitting the following supplementary and explanatory information.

A. Current Assets:

     a)   Receivables:
          1)   See Note 9 to the financial statements.
          2)   See Notes 4 and 9 to the financial statements.
          3) As of December 31, 2004 and December 31, 2003 the Company had not set up any allowances or provisions.

     b)   Inventories:
          As of December 31, 2004 and December 31, 2003, the Company did not have any inventories.

B.   Non-Current Assets:

     a)   Receivables:
               As of December 31, 2004 and December 31, 2003 the Company had not set up any allowances or provisions.

     b)   Inventories:
               As of December 31, 2004 and December 31, 2003, the Company did not have any inventories.

     c)   Investments:
               See Note 10 and Schedules C and E to the financial statements.

     d)   Fixed assets:
               1)   As of December 31, 2004 and December 31, 2003, the Company
                    did not have any technically appraised fixed assets.
               2)   As of December 31, 2004 and December 31, 2003, the Company
                    did not have any obsolete fixed assets which have a carrying value.

                         Grupo Financiero Galicia S.A.
          "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
       Supplementary and Explanatory Statement by the Board of Directors
                                  (Continued)
                            (In thousands of pesos)

     e)   Intangible assets:
               1) See Note 2.e. and Schedules B and E to the financial statements.
               2) As of December 31, 2004 and December 31, 2003, there were no deferred charges.

C.   Current Liabilities:

     a)   Debts:
          1)   See Note 9 to the financial statements.
          2)   See Note 9 to the financial statements.

D.   Allowances and provisions:

     See Schedule E to the financial statements.

E.   Foreign Currency Assets and Liabilities:

     See Note 2.b. and Schedule G to the financial statements.

F.   Shareholders' Equity:

     1) As of December 31, 2004 and December 31, 2003, the Shareholders' Equity did not include the Irrevocable Advances towards Future Share Issues account.
     2) As of December 31, 2004 and December 31, 2003, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

G.   Miscellaneous:

     1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law 19550 do not apply to its equity investments in other companies.
     2) As of December 31, 2004 and December 31, 2003, the Company recorded receivables for operations conducted with related companies for $ 4,773 and $ 6,182, respectively.

                         Grupo Financiero Galicia S.A.
          "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
       Supplementary and Explanatory Statement by the Board of Directors
                                  (Continued)
                            (In thousands of pesos)

     3) As of December 31, 2004 and December 31, 2003 there were no receivables due from or loans granted to directors or syndics or members of the surveillance committee or their relatives up to the second degree inclusive.
     4)   See Notes 9 and 11 to the financial statements.
     5) As of December 31, 2004 and December 31, 2003, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

                                                             Insured    Book Value    Book Value
Insured assets                Risks covered                  amount        as of        as of
                                                                         12.31.04      12.31.03
Office assets     Fire, thunderbolt and/or explosion            200          215          301

     6) As of December 31, 2004 and December 31, 2003, there were no contingencies highly likely to occur which have not been given accounting recognition.
     7) As of December 31, 2004 and December 31, 2003, the Company did not have any receivables or debts including implicit interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law 19550 in these financial statements.

Autonomous City of Buenos Aires, February 14, 2005.

(Signed) Antonio Roberto Garces
Chairman

                         Grupo Financiero Galicia S.A.
          "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
              Informative Review as of December 31, 2004 and 2003
                            (In thousands of pesos)

Grupo Financiero Galicia S.A.'s strategy is to become a leading company engaged in providing comprehensive financial services and, at the same time, continue to strengthen Banco de Galicia y Buenos Aires S.A.'s position as one of the leading companies in Argentina. This strategy will be carried out by supplementing the operations and business conducted by Banco de Galicia y Buenos Aires S.A. through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The loss for the fiscal year ended December 31, 2004 reported by the Company amounts to $ 109,871; it was generated by the valuation of the equity investment in Banco de Galicia y Buenos Aires S.A., which is Grupo Financiero Galicia S.A.'s main source of income, as shown in its Income Statement.

The Ordinary and Extraordinary Meeting of Shareholders held on April 23, 2003 resolved to exercise the option envisaged in Section 24 of Decree No. 677/01, the Company not therefore adhering to the Optional System for the Mandatory Acquisition of Shares in a Public Offering. It also approved the absorption of part of the accumulated losses for the fiscal year ended December 31, 2002 stated in currency of February 2003 with the Discretionary Reserve balance of $ 492,339, and to carry forward the remaining loss of $ 972,562.

On January 2, 2004, an Ordinary and Extraordinary Meeting of Shareholders was held, which resolved to approve a capital increase under the terms of Section 188, paragraph 2, of the Law on Corporations (see Note 16 to the financial statements). On April 21, 2004, the CNV authorized the public offering of the preferred shares for up to $ 149,000,000 with a face value of $ 1 each, to be placed with a premium subscription, as well as the public offering of ordinary Class B shares with a face value of $ 1 each and entitled to one vote per share, to be exchanged for the preferred shares. On April 26 and 29, 2004, the Buenos Aires and Cordoba Stock Exchanges, respectively, authorized the listing of the preferred shares and the Class B ordinary shares arising from the conversion of those preferred shares.

The Ordinary Meeting of Shareholders held on April 22, 2004 resolved to charge the loss for fiscal 2003 to Retained Earnings, without it being absorbed. The meeting further resolved not to continue to claim from shareholders the personal assets tax amounts due for the fiscal year ended December 31, 2002 and that the tax incumbent on the shareholders for the fiscal year ended December 31, 2003 and subsequent years would be absorbed by the Company, provided that it cannot be withheld from dividends.

                         Grupo Financiero Galicia S.A.
          "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
              Informative Review as of December 31, 2004 and 2003
                            (In thousands of pesos)

In accordance with a resolution adopted by the Central Bank of Uruguay, as from January 9, 2003, Banco Galicia Uruguay S.A. implemented a payment program, which contemplates the reimbursement of 100% of deposits in US dollars plus interest to investors. As agreed, the first step consists of an initial payment of 3% in cash to each holder of time, savings account and demand deposits as of February 13, 2002, as well as the delivery of transferable rescheduled time deposit certificates issued by Banco Galicia Uruguay S.A.

Interest has been collected on the portion of ordinary negotiable obligations in US dollars not exchanged for BODEN 2012 accrued at August 31, 2003. Premium on the portion that was exchanged for those securities and the corresponding yield were collected. On December 22, 2003, the Company collected the cash advance of 7.5% of the principal amount of ordinary negotiable obligations, corresponding to the second exchange proposed by Banco Galicia Uruguay S.A.

On February 3, 2004, the Company exchanged all its holdings of Ordinary Negotiable Obligations for BODEN 2012 and US dollars in cash.

In June 2004, the Uruguayan and Argentine regulatory authorities established the creation of an instrument to secure obligations arising under the reorganization plan. It has been resolved that, together with the implementation of that instrument, the Entity's authorities established in the corporate by-laws will be restored. Considering that for purposes of the performance of these activities it is not necessary to obtain authorization to act as a commercial bank, it was resolved to maintain the authorization to operate granted by the National Executive Branch and withdraw the Central Bank of Uruguay authorization, Galicia Uruguay continuing to be intervened until such instrument is implemented. The adoption of this resolution by the Central Bank of Uruguay does not affect the rights of depositors and holders of obligations arising under the reorganization plan approved by the Uruguayan courts, nor shall it affect successive debt swaps undertaken by the Entity.

For the sake of brevity, we refer to the economic context within which the Company operated in Note 1 to these financial statements.

                         Grupo Financiero Galicia S.A.
          "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
              Informative Review as of December 31, 2004 and 2003
                            (In thousands of pesos)

KEY STATEMENT OF FINANCIAL CONDITION FIGURES

                                   12.31.04        12.31.03        12.31.02       12.31.01       12.31.00

Current Assets                          38.071          31.408         44.845         147.223       150.640
Non-current Assets                   1.541.156       1.433.061      1.613.242       2.958.782     2.761.154
                                 --------------  --------------  -------------  --------------  ------------
Total Assets                         1.579.227       1.464.469      1.658.087       3.106.005     2.911.794
                                 ==============  ==============  =============  ==============  ============

Current Liabilities                     33.303           1.726          2.828           2.428         1.387
Non-current liabilities                 26.386          43.360         54.140               7             7
                                 --------------  --------------  -------------  --------------  ------------
Total Liabilities                       59.689          45.086         56.968           2.435         1.394
                                 --------------  --------------  -------------  --------------  ------------

Shareholders' Equity                 1.519.538       1.419.383      1.601.119       3.103.570     2.910.400
                                 --------------  --------------  -------------  --------------  ------------
Total                                1.579.227       1.464.469      1.658.087       3.106.005     2.911.794
                                 ==============  ==============  =============  ==============  ============

KEY INCOME STATEMENT FIGURES

                                   12.31.04        12.31.03        12.31.02       12.31.01       12.31.00

Ordinary operating result            (111.734)       (208.887)    (1.488.752)         262.430       285.494
Financial results                       13.229        (19.241)         38.427           1.176            80
Other income and expenses                1.607           5.908            540             934           529
                                 --------------  --------------  -------------  --------------  ------------
Ordinary net (loss)/ income           (96.898)       (222.220)   (1.449.785)          264.540       286.103
                                 --------------  --------------  -------------  --------------  ------------
Income tax                            (12.973)               -       (59.244)               -             -
                                 --------------  --------------  -------------  --------------  ------------
Net (loss) / income                  (109.871)       (222.220)    (1.509.029)         264.540       286.103
                                 ==============  ==============  =============  ==============  ============

RATIOS

                                  12.31.04       12.31.03        12.31.02        12.31.01       12.31.00

Liquidity                            1,143170       18,196987       15,857496      60,635502      108,608508
Credit standing                     25,457589       31,481679       28,105586   1.274,566735    2.087,804878
Capital assets                       0,975893        0,978553        0,972954       0,952601        0,948266
Profit margin                      (0,073292)      (0,144986)      (0,715943)       0,086450        0,136448

                         Grupo Financiero Galicia S.A.
          "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
              Informative Review as of December 31, 2004 and 2003
                            (In thousands of pesos)

The Company's individual financial statements have been considered to disclose the key statement of financial condition figures and key income statement figures, as its consolidated financial statements are disclosed in line with the provisions of Argentine Central Bank Communique "A" 3147 and supplementary rules regarding financial reporting requirements for the publication of quarterly and annual financial statements and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.

For comparative purposes, the balances as of December 31, 2003, 2002, 2001 and 2000 have been restated to constant currency of February 28, 2003.

Equity investments in other companies

o    Banco de Galicia y Buenos Aires S.A.

See section entitled "Situation of Banco de Galicia y Buenos Aires S.A. and its subsidiaries", in Note 1 to the financial statements.

o    Net Investment S.A.

Net Investment S.A. is a holding company, which is engaged in investing and developing technology business and it provides communications, internet, connectivity and contents services, in order to create value for its shareholders. Grupo Financiero Galicia S.A. holds an 87.50% equity investment in this company and Banco de Galicia y Buenos Aires S.A., owns the remaining 12.50% of its capital stock.

Cash contributions made as of December 31, 2004 and 2003 amounted to $ 683 and $3,597, respectively. After the closing date of these financial statements, Grupo Financiero Galicia S.A. made new cash contributions for $ 32.


In 2003, B2Agro S.A. focused its activities on the purchase and sale of inputs, financial structuring and operations on Mercado a Termino de Buenos Aires. In addition, the economic feasibility of the various projects undertaken by it was analyzed, as well as those related to new commercial products and to the development of technological tools intended for customer management.

In view of the above, considering the projections of the macro and microeconomic variables, and that the projected increased operations on Mercado a Termino de Buenos Aires did not materialize in 2004, it was decided to suspend the business intermediation activity and to put a plan into operation to streamline the Company structure, bringing activity down to minimum levels to ensure its proper administration, as well as to carry out a feasibility study to undertake new businesses.

                         Grupo Financiero Galicia S.A.
          "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
              Informative Review as of December 31, 2004 and 2003
                            (In thousands of pesos)

The Ordinary and Extraordinary Meeting of Shareholders of Duenovende S.A. held on April 2003 resolved to dissolve this company in advance and subsequently wind it up. During the first quarter of 2004, formalities carried out to close down this company were completed and the Ordinary and Extraordinary Meeting of Shareholders held on April 2, 2004 approved the final winding up purpose financial statements. Nevertheless, Banco de Galicia y Buenos Aires S.A. continues to offer real estate properties for sale and financing for their acquisition through its e-galicia.com web page.

At the Extraordinary Meeting of Shareholders held on December 29, 2004, Net Investment S.A., a shareholder of Net Investment B.V., resolved to dissolve the company in advance and subsequently wind it up as from that date.

Through all the projects related to the various business areas that Net Investment S.A. evaluates, it seeks to make use of the synergies with the operations carried out by Grupo Financiero Galicia S.A. and Banco de Galicia y Buenos Aires S.A.

o    Sudamericana Holding S.A.

Sudamericana Holding S.A. is a group of life, retirement and property and casualty insurance companies. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%, and the remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A.

The insurance business undertaken by the Company through its interest in Sudamericana Holding S.A. is part of Grupo Financiero Galicia S.A.'s strategy to strengthen its positioning as a leading financial service provider.

In 2004, the annual joint production of the life, retirement and property and casualty insurance companies controlled by Sudamericana Holding S.A. was $41,089. As of December 31, 2004, these companies had 1,400,000 insureds in all their lines of business.

From a commercial standpoint, within a more favorable context, the company's business was focused on taking advantage of the greater demand for insurance coverage to significantly increase the companies' sales. As a result of these efforts, in 2004 the volume of premiums was 35.8% higher than in the previous year, significant progress having been made in the sales of policies through banking channels.

                         Grupo Financiero Galicia S.A.
          "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
              Informative Review as of December 31, 2004 and 2003
                            (In thousands of pesos)

On December 15, 2004, Sudamericana Holding S.A., Swiss Medical S.A. and SMG INVESTMENT S.A. entered into a share purchase agreement involving 100% of the shares in Instituto de Salta Compania de Seguros de Vida S.A. The price of this transaction totaled $6,600.

The actual transfer of the shares is subject to the following conditions precedent: a) the approval of the National Insurance Superintendency; b) approval of the Competition, Deregulation and Defense of Consumer Department; and c) approval of the State of the Province of Salta.

Once this transaction has been consummated, it is expected to generate a profit of approximately $2,083.


o    Galicia Warrants S.A.

Galicia Warrants S.A. has changed its fiscal closing date to December 31 to coincide with that of Grupo Financiero Galicia S.A.

In the non-annual period ended December 31, 2004, warrants were issued for US$30,145 thousand which, in terms of volume of goods being operated by Galicia Warrants in similar periods, represents a 25% increase compared to last year. The income from services for the non-annual period amounted to $2,223, with a profit of $441.

This is due to the restructuring of the financial sector, which is the driver of this activity, to the higher level of agroindustrial activity in general, and of agricultural and livestock activity in particular, and to the permanent use of credit instruments such as warrants for the financing of short and medium-sized enterprises' working capital.

If this economic stability is maintained, other industries, especially those engaged in seasonal activities, will start to operate with warrants.

The impact generated by the situation mentioned in Note 1, which was recognized as indicated therein, does not enable foreseeing the future development of that situation and its potential effect on the Company. For this reason, these financial statements should be analyzed in the light of those uncertain circumstances.

The Company's outlook for the current year is basically linked with the development of the Argentine economy, and particularly of the financial system.

Autonomous City of Buenos Aires, February 14, 2005.

(Signed) Antonio Roberto Garces. Chairman.


I, Silvia Cristina Bolzon, a Public Translator duly registered and sworn and licensed to issue translations from English to Spanish and vice versa in the City of Buenos Aires, hereby attest that the foregoing is a true and fair translation into English of the attached financial statements, notes and schedules, as well as the information required in addition to the notes to the financial statements by Section 68 of the Buenos Aires Stock Exchange regulations, supplementary and explanatory statement by the Board of Directors required by the Cordoba Stock Exchange regulations and the informative review corresponding to Grupo Financiero Galicia S.A. for the fiscal year ended December 31, 2004, presented in comparative format with the previous year, produced in Spanish, a copy of which I have had before me.

Given and signed in Buenos Aires, Argentina on February 24, 2005. This translation consists of 118 pages.

Es traduccion fiel al ingles de los estados contables, notas y anexos, informacion adicional requerida por el Articulo 68 del reglamento de la Bolsa de Comercio de Buenos Aires, declaracion del Directorio complementaria y aclaratoria requerida por el reglamento de la Bolsa de Comercio de Cordoba y la resena informativa correspondientes a Grupo Financiero Galicia S.A. por el ejercicio terminado el 31 de diciembre de 2004, presentado en forma comparativa con el ejercicio anterior, redactados en idioma castellano que se acompanan en primer termino y que he tenido a la vista, de lo cual doy fe en Buenos Aires el dia 24 de febrero de 2005. La presente traduccion consta de 118 fojas utiles.

TRADUCCION PUBLICA
Report of the Supervisory Syndics Committee
To the Directors and Shareholders of
Grupo Financiero Galicia S.A.

In our capacity as Syndics of Grupo Financiero Galicia S.A., as called for by
Section 294, subsect. 5, of the Corporations Law, we have examined the documents detailed in point I. below. Such documents are the responsibility of the Board of Directors of the Company. Our responsibility is to report on those documents.

I.   DOCUMENTS EXAMINED
     ------------------

We have examined the Statement of Financial Condition of Grupo Financiero Galicia S.A. as of December 31, 2004, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the fiscal year then ended, as well as complementary Notes 1 to 17, Schedules A, B, C, E, G and H, Informative Review, the Information required in addition to the Notes to the Financial Statements by article 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, as required by the Norms concerning Accounting Documentation of the Cordoba Stock Exchange Regulations. We have also examined the Consolidated Statement of Financial Condition of Grupo Financiero Galicia S.A. as of December 31, 2004 and the Consolidated Income Statement and Consolidated Statement of Cash Flows for the fiscal year then ended, as well as Notes 1 to 22, which are presented as supplementary information.

II.  SCOPE OF THE EXAMINATION
     ------------------------

We carried out our work in accordance with standards applicable in Argentina to syndics. These standards require syndics to review the documents detailed in point I. observing auditing standards applicable to financial statements, and verify the consistency of the documents examined with the information concerning corporate decisions, as disclosed in minutes, and evaluate the conformity of those decisions with the law and the by-laws insofar as concerns formal and documentary aspects.

For purposes of our professional work in relation to the documents detailed in point I., we reviewed the work performed by the external auditors, who issued their report in accordance with auditing standards applicable at the date thereof, in which they issued no opinion on the above-mentioned financial statements.

Our review included verifying the planning of the work, as well as the nature, scope and timing of the procedures applied and the results of the audit performed by those professionals. These standards require that the auditor plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatements or significant errors. An audit includes examining, on a selective test basis, the judgmental elements supporting the amounts and information disclosed in the financial statements. An audit also includes assessing the accounting standards used and the significant estimates made by the Board of Directors of the Company, as well as evaluating the overall financial statement presentation. It is not the responsibility of the Supervisory Syndics Committee to perform any control over the management, so our examination did not cover the business decisions and criteria regarding the different areas of the Company, as such matters are the exclusive responsibility of the Board of Directors.

We also report that in performance of the legality control that is part of our field of competence, during this year we have applied all the other procedures described in Section 294 of Law 19550 which we deemed necessary according to the circumstances

In addition, we have verified that the Informative Review, the Information required in addition to the Notes to the Financial Statements and the Supplementary and Explanatory Statement by the Board of Directors for the fiscal year ended December 31, 2004, contain the information required by Regulations of the National Securities Commission, Section 68 of the Buenos Aires Stock Exchange regulations and Section 2 of the Norms concerning Accounting Documentation of the Cordoba Stock Exchange Regulations, respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company's accounting records and other relevant documentation. Assumptions and projections on future events contained in that documentation are the responsibility of the Board of Directors.

We consider that our work provides a reasonable basis for our report.

III. PRELIMINARY EXPLANATIONS
     ------------------------

This Supervisory Syndics Committee has evaluated in previous reports situations that, given the general context generated by the profound changes occurred in Argentina's economic and exchange policy as from December 2001, may have affected the normal conduct of the future business activities of the Entity and its controlled entities, as well as their financing sources and results of operations. This also applied to the situation of Banco de Galicia y Buenos Aires S.A. in which the Company holds an equity investment representing 72.07% of its Assets and 74.91% of its Shareholders' Equity. The global uncertainty arising from those situations has been fully or partially resolved, being restricted to the statements made in notes to financial statements and in points 3, 4 and 5 of the external auditors' report. In notes to its financial statements, the Company discloses and evaluates its own assets and liabilities and/or those of its controlled companies, for the valuation and allocation of which it has applied the criteria established by the Argentine Central Bank, or based on premises on future events, which differ from professional accounting standards. Point 6 of the auditors' report makes reference to these situations. Consequently, the Bank's financial statements must be analyzed in the light of these circumstances.

IV.  CONCLUSION

In our opinion, based on the review performed with the scope mentioned in point II., the attached financial statements have been prepared in accordance with professional accounting standards applicable in the Autonomous City of Buenos Aires and CNV regulations, except for the application of valuation, disclosure and revenue recognition criteria relating to directly and indirectly controlled entities, as disclosed in the Notes to financial statements and consolidated financial statements, which differ from those standards. Therefore, the financial condition, results of operations and changes in shareholders' equity disclosed have been determined on the basis of the application of those standards. Those financial statements give consideration to all significant facts and circumstances which are known to us. We have no observations to make in performance of the legality control that is part of our field of competence.

As regards the Informative Review, the Information required in addition to the Notes to the Financial Statements and the Supplementary and Explanatory Statement by the Board of Directors for the fiscal year ended December 31, 2004, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Board of Directors of the Company.

Furthermore, we report that: a) the attached financial statements and related inventory stem from accounting records kept, in all formal respects, in compliance with legal rules in effect in Argentina; b) as called for by Resolution No. 368 of the CNV as regards the independence of the external auditor and the nature of the auditing policies applied by the latter and the accounting policies followed by the Company audited, the report issued by that external auditor includes a statement of compliance with prevailing auditing standards, that provide for the independence of the external auditor, and contains no qualifications with regard to the application of those professional accounting standards, except as mentioned in its report, related to the application of the Argentine Central Bank rules, which prevail over the application of professional accounting standards.

Buenos Aires, February 14, 2005
-------------------------------

(Signed) ADOLFO HECTOR MELIAN, Syndic, for the Supervisory Syndics
Committee.

I, Silvia Cristina Bolzon, a Public Translator duly registered and sworn and licensed to issue translations from English to Spanish and vice versa in the City of Buenos Aires, hereby attest that the foregoing is a true and fair translation into English of the attached Report of the Supervisory Syndics Committee corresponding to Grupo Financiero Galicia S.A. for the fiscal year ended December 31, 2004, produced in Spanish, a copy of which I have had before me.

Given and signed in Buenos Aires, Argentina on February 28, 2005. This translation consists of 3 pages

Es traduccion fiel al ingles del Informe de la Comision Fiscalizadora correspondiente a Grupo Financiero Galicia S.A. por el ejercicio terminado el 31 de diciembre de 2004, redactado en idioma castellano cuya copia se acompana en primer termino y que he tenido a la vista, de lo cual doy fe en Buenos Aires el dia 28 de febrero de 2005. La presente traduccion consta de 3 fojas utiles.

                                AUDITORS' REPORT

To the Chairman and Directors of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Peron 456, Piso 2
Autonomous City of Buenos Aires


1. We have audited the statements of financial condition of Grupo Financiero Galicia S.A. as of December 31, 2004 and 2003, and the related income statements, statements of changes in shareholders' equity and statements of cash flows for the fiscal years then ended, as well as supplementary Notes 1 to 17, Schedules A, B, C, E, G and H, Informative Review, the Information required in addition to the Notes to Financial Statement by Section 68 of the Buenos Aires Stock Exchange regulations, and the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules regarding accounting documentation of the Cordoba Stock Exchange regulations. We have also audited the consolidated statements of financial condition of Grupo Financiero Galicia S.A. as of December 31, 2004 and 2003, and the consolidated income statements and consolidated statements of cash flows for the fiscal years then ended, together with Notes 1 to 22, which are presented as supplementary information. The preparation and issuance of these financial statements are the responsibility of the Company. Our responsibility is to issue an opinion on the financial statements based on our audit.

2. Our examinations were conducted in accordance with auditing standards prevailing in Argentina. These standards require that the auditor plan and perform the audit to obtain reasonable assurance that the financial statements are free of significant errors and to form an opinion on the fairness of the significant information disclosed in the financial statements. An audit includes examining, on a selective test basis, the evidence supporting the amounts and information disclosed in the financial statements. An audit also includes assessing the accounting standards used and the significant estimates made by Company, as well as evaluating the overall financial statement presentation. We consider that our audits provide a reasonable basis for our opinion.

3. As mentioned in Note 1 to the financial statements, as a result of the economic crisis affecting Argentina, the year under consideration and prior years have been affected by all measures adopted by the Government. The future development of the economic crisis could require the Government to modify some of the measures adopted or to issue new regulations. Furthermore, the estimates contained in these financial statements could vary as a result of future events. Therefore, the financial statements of the Company must be read in the light of these circumstances.

4. At the date of issue of these financial statements, uncertainty still persists which could affect significantly the Company's equity and results, in relation to (a) compliance by the Public Sector with its obligations towards Grupo Financiero Galicia S.A. subsidiaries and consequently to the recoverable value of those assets, which are recorded in its consolidated financial statements, at approximately $ 16,312,660 thousand and represented by rights, government securities, loans and participations in trusts; and (b) the final resolution on the part of the Public Authorities regarding the approval and delivery of the government securities and the granting of financial assistance to be received by Banco de Galicia y Buenos Aires S.A. for the compensation detailed in Note 1 to the financial statements, and regarding legal actions filed by depositors of that Entity, as well as deposits reimbursed in compliance with court resolutions and recorded in Intangible Assets by Banco de Galicia y Buenos Aires S.A., as a result of the conversion into pesos of deposits and other liabilities established by National Executive Branch Decree 214/02 and supplementary rules, as described in Note 1 to the financial statements, and their impact on the recoverability of the assets accounted for and the enforcement value of related liabilities.

5. As mentioned in Note 1 to the financial statements, Banco Galicia Uruguay S.A., an entity controlled by Banco de Galicia y Buenos Aires S.A. has been intervened by the Central Bank of Uruguay. In addition, its controlled entity, Banco de Galicia (Cayman) Ltd. (In Provisional Liquidation) is subject to a provisional liquidation process. These processes, had not been concluded at the date of issue of these financial statements, so there is uncertainty as to the effects derived from the outcome of those processes on the assets and liabilities of those entities and on the assets and liabilities and financial position of Grupo Financiero Galicia S.A., including the recoverability of the restructured investment held by the Company in Banco Galicia Uruguay S.A.

6. Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following valuation and disclosure criteria established by Argentine Central Bank rules. As mentioned in Note 3 to the consolidated financial statements, those criteria for valuing certain assets and liabilities and the financial reporting requirements established by the control entity differ from C.N.V. general regulations and professional accounting standards in force in the Autonomous City of Buenos Aires. Except for the cases indicated in that Note, the effect on the financial statements derived from the different valuation and disclosure criteria has not been quantified by Grupo Financiero Galicia S.A.

7. The Company carries its accounting records and reports its net worth and financial position, results of operations, changes in shareholders equity and cash flows in Argentine currency, as required by existing legal rules.

     The accompanying financial statements are presented on the basis of accounting principles generally accepted in Argentina, which may differ from the accounting principles generally accepted in jurisdictions other than Argentina, where those financial statements are to be used.

8. On February 5, 2004, we issued an audit report on Grupo Financiero Galicia S.A. financial statements and consolidated financial statements for the years ended December 31, 2003 and 2002 with an abstention of opinion in view of the uncertain circumstances indicated in paragraphs 4 and 5 of this report and other uncertain situations that have been remedied at the date hereof, as mentioned in Note 1 to the financial statements, that affected Banco de Galicia y Buenos Aires S.A. ability to continue with the normal course of its business, and related mainly to the conclusion of the restructuring and/or capitalization process involving its foreign currency denominated financial debts and debts with the BCRA, which enabled that Bank to reschedule the repayment terms thereof and the yield on its assets and liabilities and the recoverability of the private sector portfolio subject to restructuring at that date. Consequently, our opinion on the December 31, 2003 financial statements differs from that originally submitted. That report also included certain departures from professional accounting standards because of the statement made in point 6. above.

9. In our opinion, subject to the effect on the financial statements that could derive from the adjustments and reclassifications, if any, which might be required following resolution of the situations described in paragraphs 4. and 5. above:

     a) the financial statements of Grupo Financiero Galicia S.A. present fairly, in all material respects, its financial condition as of December 31, 2004 and 2003, the results of its operations, changes in shareholders' equity and cash flows for the years then ended, in accordance with B.C.R.A. rules and, except as mentioned in point 6. above, with professional accounting standards applicable in the Autonomous City of Buenos Aires,

     a. the consolidated financial statements of Grupo Financiero Galicia S.A. and its subsidiaries present fairly, in all material respects, their consolidated financial condition as of December 31, 2004 and 2003, consolidated results of operations and consolidated cash flows for the years then ended, in accordance with B.C.R.A. rules and, except as mentioned in point 6. above, with professional accounting standards applicable in the Autonomous City of Buenos Aires.

10.  As called for by the regulations in force, we report that:

     a) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements have been transcribed to the "Inventory and Balance Sheet" book and, insofar as concerns our field of competence, are in compliance with the provisions of the Corporations Law and pertinent resolutions of the C.N.V.

     b) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements stem from accounting records kept, in all formal respects, as called for by applicable legal rules, which maintain the same security and integrity conditions as those authorized by the C.N.V.

     c) We have read the Informative Review and the Information required in addition to the Notes to the Financial Statements by article 68 of the Buenos Aires Stock Exchange regulations, as well as the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules regarding accounting documentation of the Cordoba Stock Exchange regulations, and insofar as concerns our field of competence, we have no significant observations to make concerning them. The projections on future events stated in that documentation are the exclusive responsibility of the Company's Board of Directors.

     d) As of December 31, 2004, Grupo Financiero Galicia S.A.'s debt accrued towards the Integrated Pension and Survivors' Benefit System, according to the accounting records, amounted to $ 14,918.16, which were not yet due at that date.


Autonomous City of Buenos Aires, February 14, 2005.
---------------------------------------------------


        PRICE WATERHOUSE & CO. S.R.L.



                                     (Partner)
----------------------------------------------
         C.P.C.E.C.A.B.A. To. 1 Fo. 17
            Dr. Santiago J. Mignone
          Public Accountant (U.B.A.)
   C.P.C.E. Autonomous City of Buenos Aires
               To. 233 Fo. 237

                            SPECIAL AUDITORS' REPORT



To the Chairman and Directors of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Peron 456 - Piso 2
Autonomous City of Buenos Aires


Dear Sirs:

In our capacity as external auditors of Grupo Financiero Galicia S.A. (hereinafter "the Company"), for purposes of its submission to the National Securities Commission (CNV) and as required by article 4 -section III.9.1.e) of General Resolution No. 400/2002 issued by the CNV, we report that the total fee amount Price Waterhouse & Co. S.R.L., Price Waterhouse & Co. Asesores de Empresas S.R.L. and PricewaterhouseCoopers Juridico Fiscal S.R.L. (hereinafter the three companies as a whole "Price Argentina") billed the Company for professional auditing and related services in the fiscal year ended December 31, 2004 represent:

1. 90% of total fees Price Argentina billed the Company for services in that fiscal year;

2. 11% of total fees Price Argentina billed the Company, its controlling, controlled and related companies for auditing and related services in that fiscal year;

3. 10% of the total fee amount Price Argentina billed the Company, its controlling, controlled and related companies for services in that fiscal year.

It should be noted that the total fee amount Price Argentina billed the Company on a consolidated basis with its controlled and related companies for auditing and related services in the fiscal year ended December 31, 2004 represent 91.44% of the total fees Price Argentina billed the above-mentioned business group for services.

          This special report is issued for the exclusive use by the Company and to be submitted to the CNV, and should not be used for any other purpose.



Autonomous City of Buenos Aires, February 14, 2005.
---------------------------------------------------



          PRICE WATERHOUSE & CO. S.R.L.



                                          (Partner)
---------------------------------------------------
       C.P.C.E.C.A.B.A. To. 1 Fo. 17
              Dr. Santiago Mignone
           Public Accountant (U.B.A.)
    C.P.C.E. Autonomous City of Buenos Aires
                To. 233 - Fo. 237